As confidentially submitted to the U.S. Securities and Exchange Commission on December 8, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

––––––––––––––––––––––––––––––––––––––––––––––––––––––

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

––––––––––––––––––––––––––––––––––––––––––––––––––––––

Yi Feng Holdings Ltd.
(Exact name of registrant as specified in its charter)

––––––––––––––––––––––––––––––––––––––––––––––––––––––

Cayman Islands	1540	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Rm G12, Blk G, 4/F
East Sun Industrial Centre
16 Shing Yip Street
Kwun Tong, Kowloon, Hong Kong
+852 2368 8939
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

––––––––––––––––––––––––––––––––––––––––––––––––––––––

[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

––––––––––––––––––––––––––––––––––––––––––––––––––––––

With a Copy to:

Arila Er Zhou, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th floor New York, NY 10017 Tel: (212) 451-2908	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Tel: (212) 530-2206

––––––––––––––––––––––––––––––––––––––––––––––––––––––

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus	SUBJECT TO COMPLETION, DATED [•]

2,500,000 Ordinary Shares

Yi Feng Holdings Ltd.

This is an initial public offering of the ordinary shares of Yi Feng Holdings Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“YF Holdings”). We are offering 2,500,000 ordinary shares. Prior to the completion of this offering, there has been no public market for our ordinary shares. We expect the initial public offering price to be in the range of $4.00 to $6.00 per share. We intend to apply to list our ordinary shares on the [•], or [•], under the symbol “[•].” The closing of this offering is conditioned upon the final approval from [•] for the listing of our ordinary shares.

Investing in our ordinary shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 11 of this prospectus to read about factors you should consider before buying our ordinary shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements.

Upon the completion of this offering, we will be a “controlled company” as defined under the rules of [•] because Mr. Zefeng Zeng will hold approximately 50.9% (or 49.8% assuming full exercise of the over-allotment option by the underwriters) of our voting power for the election of directors through Zhenghao Group Limited, the entity controlled by Mr. Zeng. Mr. Zeng will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. Although we currently do not intend to rely on the “controlled company” exemption, we may elect to rely on this exemption in the future. If we rely on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary — Implications of Being a Controlled Company” on page 7 for additional information.

YF Holdings is a holding company incorporated in the Cayman Islands without any operations of its own. We conduct our operations in Hong Kong through our operating subsidiaries. The ordinary shares offered in this offering are shares of YF Holdings, a Cayman Islands holding company, instead of shares of our operating subsidiaries. Investors in this offering will not directly hold equity interest in our operating subsidiaries. This structure involves unique risks to investors. For detailed risks associated with our corporate structure, see “Risk Factors” beginning on page 11 of this prospectus for a discussion of risks facing our Company and the offering as a result of this structure.

Cash is transferred through our organization in the following manner: (i) fund may be transferred from our Cayman Islands holding company to our operating subsidiaries in Hong Kong through our British Virgin Islands, or BVI, subsidiary and Yi Feng Holdings Limited (Hong Kong), or YF Hong Kong, in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our operating subsidiaries in Hong Kong to the Company through our BVI subsidiary and YF Hong Kong. In the years ended June 30, 2024 and 2025 and up to the date of this prospectus, no transfer of cash or other types of assets has been made between our Cayman Islands holding company and its subsidiaries. Our Hong Kong subsidiaries are permitted under the laws of Hong Kong to provide funding to YF Holdings through dividend distribution out of profits available for distribution subject to the Companies Ordinance (Cap. 622, Laws of Hong Kong) and its memorandum and articles of association without restrictions on the amount of the funds or restrictions on foreign exchange. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, nor have any dividends or distributions been made by our subsidiaries to our Cayman Islands holding company. U.S. investors will not be subject to Cayman Islands, Hong Kong, or BVI taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries” and “Dividend Policy.”

Our operating subsidiaries are incorporated under the laws of Hong Kong and conduct all of our business operations in Hong Kong. We and our subsidiaries face various legal and operational risks and uncertainties such as unfavorable financial and economic conditions in Hong Kong, any potential violations of applicable Hong Kong laws and regulations, and fluctuations in exchange rates between the Hong Kong dollar and the U.S. dollar, which may result in a material adverse change in our results of operations and the value of our shares. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like YF Holdings. Such governmental actions:

•        could result in a material change in our operations;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could hinder our ability to continue to offer securities to investors; and

•        may cause the value of our ordinary shares to significantly decline or be worthless.

The PRC government has initiated a series of regulatory actions and statements to regulate business operations in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of regulatory review of cybersecurity and data protection, and strengthening anti-monopoly enforcement.

On June 10, 2021, the Standing Committee of the PRC National People’s Congress, or the NPCSC, enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas and to establish and improve the system of extraterritorial application of the PRC securities laws. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the Personal Information Protection Law of the People’s Republic of China, or PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (i) such processing is for the purpose of providing products or services for natural persons within China; (ii) such processing is to analyze or evaluate the behavior of natural persons within China; or (iii) there are any other circumstances stipulated by related laws and administrative regulations. On December 28, 2021, the Cyberspace Administration of China, or the CAC, jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) stipulate that operators of critical information infrastructure purchasing network products and services and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively the Overseas Listing Filing Rules, which came into effect from March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by mainland China companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in mainland China.

As of the date of this prospectus, we are compliant with all applicable regulations and policies. Based on PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that neither we, nor our subsidiaries in Hong Kong are currently required to obtain any permission or approval from the PRC authorities, including the CSRC and the CAC, to operate our business and offer the securities being registered to foreign investors. However, the PRC government retains broad authority to regulate, intervene in, or influence the operations of companies with a nexus to mainland China or Hong Kong, and the interpretation and enforcement of PRC cybersecurity and other regulatory requirements are uncertain. If applicable laws or interpretations change in the future, we may be required to obtain, maintain, or apply for approvals from the CSRC, the CAC, or other PRC regulatory authorities. Failure to obtain or maintain any required permissions or approvals, or any intervention or influence by PRC authorities, could result in restrictions on our ability to offer securities, list our securities on U.S. or other foreign exchanges, conduct our business, accept foreign investment, or could result in sanctions or other actions imposed by PRC authorities. See “Risk Factors — Risks Related to Doing Business in Hong Kong” from pages 19 to 27.

Data security in Hong Kong is primarily governed by the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”). The PDPO regulates the conduct of data users, which is defined as a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of data. Non-compliance with the PDPO may lead to a variety of civil and criminal sanctions, such as fines, imprisonment and civil compensation to the aggrieved data subjects. See “Risk Factors — Risks Related to Doing Business in Hong Kong — If we or our Hong Kong operating subsidiaries fail to comply with Hong Kong’s Personal Data (Privacy) Ordinance and any other existing or future data privacy related laws, regulations and governmental orders, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations” on page 25.

To address anti-monopoly concerns, the Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”) prohibits (i) anti-competitive agreements if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, (ii) conduct that prevents, restricts or distorts competition in Hong Kong, and (iii) mergers that substantially lessen competition in Hong Kong (collectively the “Competition Rules”). Penalties for infringement of the Competition Ordinance that may be imposed by the authority in Hong Kong include, but are not limited to, a pecuniary penalty (for violations of the Competition Rules, which penalty may be up to 10% of the total gross revenues of the offending company obtained in Hong Kong for up to three years in which the contravention occurs), a financial penalty (for violations relating to unlawful indemnification of another person, which penalty is not to exceed twice the value of such indemnification), and a disqualification order against a director. Contravention of the PDPO and the Competition Ordinance could, therefore, adversely affect our business operations and our financial results. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations” on page 26.

We are subject to a number of prohibitions, restrictions and potential delisting risk under the Holding Foreign Companies Accountable Act (the “HFCAA”). Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect and investigate completely, the U.S. Securities and Exchange Commission (the “SEC”) will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchange, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for two consecutive years. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. Our current auditor, WWC, P.C., an independent registered public accounting firm headquartered in the United States, has been inspected by the PCAOB on a regular basis and was not included in the determinations made by the PCAOB on December 16, 2021. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol, which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our control. If, in the future, we do not or are unable to engage auditors that are subject to regular inspection by the PCAOB, our ordinary shares may be delisted or unable to be traded. For details, see “Risk Factors — Risks Related to Doing Business in Hong Kong — Our ordinary shares may be prohibited from being traded on a national exchange under the HFCAA, if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total
Public offering price	$	[•]	$	[•]
Underwriter discounts(2)	$	[•]	$	[•]
Proceeds to us, before expenses	$	[•]	$	[•]

____________

(1)      An underwriting discount equal to 7% of the public offering price will be provided to the underwriters; see “Underwriting” beginning on page 114.

We have granted the underwriters an option, exercisable for 45 days after the closing date of this offering, to purchase up to an additional 15% of the ordinary shares offered in this offering on the same terms to cover over-allotments, if any.

The underwriter expects to deliver the ordinary shares to purchasers in the offering on or about [•], 2026.

Cathay Securities, Inc.

Prospectus dated [•], 2026

No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ordinary shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus or any free writing prospectus outside of the United States.

Until [•] (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “CAGR” are to compound annual growth rate;

•        “CF Engineering” are to CF Engineering Company Limited, a Hong Kong company controlled by Mr. Chi Fung Mok;

•        “China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau. The only time that a reference to “China” or the “PRC” does not include Hong Kong or Macau is when we are referencing to specific laws and regulations adopted by the PRC;

•        the “Companies Act” are to the Companies Act (Revised) of the Cayman Islands;

•        “$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

•        “CSRC” are to the China Securities Regulatory Commission;

•        “Greater Bay Area” are to the Guangdong — Hong Kong — Macao Greater Bay Area, a Chinese government initiative to integrate 11 cities in southern China into a single economic and business hub. This includes Hong Kong, Macao, Guangzhou, Shenzhen, and seven other supporting cities in Guangdong Province of China;

•        “HKD,” “HK$” or “HK dollars” are to the legal currency of Hong Kong;

•        “MCF Engineering” are to MCF Engineering Company Limited, a Hong Kong company with 60% of its equity interest held by YF Hong Kong and the remaining 40% held by Ho Hin Chan, an unaffiliated individual;

•        “ordinary shares” or “Ordinary Shares” are to the ordinary shares of YF Holdings, par value US$0.0001 per share;

•        “our operating subsidiaries” or “our Operating Subsidiaries” are to MCF Engineering and Yi Feng M&E;

•        “U.S. GAAP” are to generally accepted accounting principles in the United States;

•        “we”, “us,” “our company,” “the Company,” “the Group,” “our Group” or “our” are to Yi Feng Holdings Ltd., a Cayman Islands exempted company with limited liability, and its subsidiaries;

•        “YF BVI” are to Yi Feng Holdings Group Ltd., a British Virgin Islands business company incorporated under the laws of British Virgin Islands with limited liability, which is wholly owned by YF Holdings;

•        “YF Holdings” are to Yi Feng Holdings Ltd., a Cayman Islands exempted company with limited liability;

•        “YF Hong Kong” are to Yi Feng Holdings Limited, a Hong Kong company wholly owned by YF BVI; and

•        “Yi Feng M&E” are to Yi Feng Construction M&E Limited, a Hong Kong company wholly owned by YF Hong Kong.

Unless specifically indicated otherwise or unless the context otherwise requires, all information in this prospectus assumes that the underwriter will not exercise its option to purchase additional ordinary shares.

Our reporting currency is the U.S. dollar. The functional currency of our operating subsidiaries is HK dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of HK dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares discussed under “Risk Factors,” before deciding whether to invest in our ordinary shares. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry in Hong Kong. We refer to this report as the F&S report.

Business Overview

We are a subcontractor in the Hong Kong construction industry specializing in providing (i) civil engineering work services, including permanent electrical engineering works, temporary electrical and plumbing systems, and vertical material handling services, and (ii) steel cutting services for the removal of temporary steel structures at construction sites. We also generate revenue from the sales of recyclable steel collected from our steel cutting projects. Our project portfolio consists of both private and public sectors projects in Hong Kong, which include: (i) residential buildings; (ii) commercial developments; (iii) public housing and government buildings; and (iv) schools, hospitals, and transport infrastructure.

Our customers are generally main contractors or subcontractors of various building and infrastructure construction projects in Hong Kong and the ultimate owners of the projects undertaken by us mainly include property developers in Hong Kong as well as the Hong Kong government.

We experienced rapid growth in recent years. Our revenue grew from US$0.52 million for the year ended June 30, 2024 to US$7.77 million for the year ended June 30, 2025. We believe that by offering full-cycle construction solutions across multiple specialized sectors, maintaining high standards in safety and compliance, and delivering reliable performance to major contractors, we have built a solid foundation for capturing new opportunities in Hong Kong and the Greater Bay Area’s evolving construction landscape.

We are exposed to various risks that could adversely affect our business. A large portion of our revenue depends on a small number of key customers, including a related-party customer, and a decline in projects from them could significantly impact our financial performance. Since our revenue is mainly derived from non-recurring projects, there is no assurance of future business from existing customers. Moreover, any deterioration in the prevailing market conditions in the construction industry in Hong Kong may adversely affect our performance and financial condition.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

•        Capability to Secure Complex, High-Impact Projects

•        End-to-End Execution Capabilities

•        Experienced Management and Technical Team

•        Commitment to Safety and Quality

Our Growth Strategies

•        Deepen Market Penetration in Hong Kong’s Infrastructure Sector

•        Expand Core Strategic Customer Base

•        Introduce Advanced Mainland China Construction Technologies

•        Explore Opportunities in the Greater Bay Area

•        Enhance R&D and Technological Innovation

Corporate History and Structure

Yi Feng Holdings Ltd., or YF Holdings, was incorporated in the Cayman Islands in July 2025 under the Companies Act as an exempted company with limited liability. Prior to a group reorganization, our group comprised of our operating subsidiaries in Hong Kong, Yi Feng M&E, a private company limited by shares under the laws of Hong Kong, and MCF Engineering, a private company limited by shares under the laws of Hong Kong. For the purpose of our initial public offering, we completed a group reorganization to consolidate our operating subsidiaries in Hong Kong under YF Holdings.

YF Hong Kong (formerly named Elephant Enterprise Management Limited) was incorporated in October 2022, with 100% of its equity interest initially held by Yi Feng (HK) Industrial Limited, or Yi Feng Industrial, of which Mr. Zefeng Zeng was the sole owner. In May 2025, Yi Feng Industrial transferred its 100% equity interest in YF Hong Kong to Mr. Zeng. In June 2025, Mr. Zeng transferred an aggregate of 24% equity interest in YF Hong Kong to four other individual shareholders.

MCF Engineering was incorporated in Hong Kong in April 2024, with 100% of its equity interest initially held by Mr. Chi Fung Mok. On April 13, 2024, Mr. Mok transferred 60% of MCF Engineering’s equity interest to YF Hong Kong and the remaining 40% to Ho Hin Chan, an unaffiliated individual.

Yi Feng M&E was incorporated in Hong Kong in July 2023, with 70% of its equity interest held by Zefeng Zeng and 30% of its equity interest held by Kin Leung Yau. In June 2025, Mr. Zeng acquired the remaining 30% of Yi Feng M&E’s equity interest from Kin Leung Yau, and subsequently YF Hong Kong acquired 100% of the equity interests of Yi Feng M&E from Mr. Zefeng Zeng at nominal consideration, after which Yi Feng M&E became a wholly owned subsidiary of YF Hong Kong.

As part of our reorganization, YF BVI was incorporated in the BVI in August 2025 as a wholly owned subsidiary of YF Holdings. In August 2025 YF BVI acquired 100% of the equity interests of YF Hong Kong from Mr. Zefeng Zeng and other former shareholders of YF Hong Kong at nominal value.

The following diagram illustrates our corporate legal structure as of the date of this prospectus.

Holding Company Structure

Yi Feng Holdings Ltd. is a holding company incorporated in the Cayman Islands with no operations of its own. We conduct our operations in Hong Kong through our operating subsidiaries in Hong Kong. The ordinary shares offered in this offering are shares of the Cayman Islands holding company, instead of shares of our operating subsidiaries in Hong Kong. Investors in our ordinary shares should be aware that they may never directly hold equity interest in our operating subsidiaries in Hong Kong.

As a result of our corporate structure, our ability to pay dividends to our shareholders depends upon dividends paid by our Hong Kong operating subsidiaries through our BVI and Hong Kong holding subsidiaries. If our existing Hong Kong operating subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash to and from Our Subsidiaries

Yi Feng Holdings Ltd. is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our Hong Kong operating subsidiaries are permitted under the laws of Hong Kong to provide funding to Yi Feng Holdings Ltd. through dividend distribution out of profits available for distribution subject to the Companies Ordinance (Cap. 622, Laws of Hong Kong) and their memorandum and articles of association without restrictions on the amount of the funds or restrictions on foreign exchange. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us in the form of dividends.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on the transfer of cash from Yi Feng Holdings Ltd. to our operating subsidiaries in Hong Kong or from our operating subsidiaries in Hong Kong to Yi Feng Holdings Ltd. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Yi Feng Holdings Ltd. and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the subsidiaries to Yi Feng Holdings Ltd. and U.S. investors.

Cash is transferred through our organization in the following manner: (i) fund may be transferred from our Cayman Islands holding company to our operating subsidiaries in Hong Kong through our BVI and Hong Kong holding subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our operating subsidiaries in Hong Kong to the Company through our BVI and Hong Kong holding subsidiaries. In the years ended June 30, 2024 and 2025 and up to the date of this prospectus, no transfer of cash or other types of assets has been made between our Cayman Islands holding company and subsidiaries.

Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders in the past, nor have any dividends or distributions been made by subsidiaries to our Cayman Islands holding company. U.S. investors will not be subject to Cayman Islands, Hong Kong, or British Virgin Islands taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Taxation — United States Federal Income Tax Considerations.”

We do not have any present plan to declare or pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments, in our Memorandum and Articles of Association and in the Companies Act. See “Dividend Policy” and “Risk Factors — Risks Related to Our ordinary shares and This Offering — We rely on dividends and other distributions on equity paid by the operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Corporate Information

Our principal executive office is Rm G12, Blk G, 4/F, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong, and its telephone number is +852 2368 8939. Our registered office in the Cayman Islands is at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. We maintain a website at [•]. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Recent Regulatory Development in the PRC

The PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using a variable interest entity, or VIE, structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On June 10, 2021, the Standing Committee of the PRC National People’s Congress, or the NPCSC, enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas and to establish and improve the system of extraterritorial application of the PRC securities laws. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the Personal Information Protection Law of the People’s Republic of China, or PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (i) such processing is for the purpose of providing products or services for natural persons within China; (ii) such processing is to analyze or evaluate the behavior of natural persons within China; or (iii) there are any other circumstances stipulated by related laws and administrative regulations. On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On February 17, 2023, the CSRC published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively the Overseas Listing Filing Rules, which came into effect from March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China.

As of the date of this prospectus, we are compliant with all applicable regulations and policies. Based on PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that neither we, nor our subsidiaries in Hong Kong are currently required to obtain any permission or approval from the PRC authorities, including the CSRC, and the Cyberspace Administration of China, or the CAC, to operate our business and offer the securities being registered to foreign investors. However, the PRC government retains broad authority to regulate, intervene in, or influence the operations of companies with a nexus to mainland China or Hong Kong, and the interpretation and enforcement of PRC cybersecurity and other regulatory requirements are uncertain. If applicable laws or interpretations change in the future, we may be required to obtain, maintain, or apply for approvals from the CSRC, the CAC, or other PRC regulatory authorities. Failure to obtain or maintain any required permissions or approvals, or any intervention or influence by PRC authorities, could result in restrictions on our ability to offer securities, list our securities on U.S. or other foreign exchanges, conduct our business, accept foreign investment, or could result in sanctions or other actions imposed by PRC authorities. See “Risk Factors — Risks Related to Doing Business in Hong Kong” from pages 19 to 27.

Additionally, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in mainland China. We are also subject to the risks of uncertainty about any future actions the PRC government or authorities in Hong Kong may take in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•        could result in a material change in our operations;

•        could significantly limit or completely hinder our ability to continue our operations;

•        could hinder our ability to continue to offer securities to investors; and

•        may cause the value of our ordinary shares to significantly decline or be worthless.

Implications of the Holding Foreign Companies Accountable Act

The HFCAA was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified Issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified Issuer for three consecutive years. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCAA by decreasing the number of non-inspection years from three years to two. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in mainland China or Hong Kong. Our current auditor, WWC, P.C., an independent registered public accounting firm headquartered in the United States, has been inspected by the PCAOB on a regular basis and was not included in the determinations made by the PCAOB on December 16, 2021. In August 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol (the “Statement of Protocol”), which establishes a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our control. If, in the future, we do not or are unable to engage auditors that are subject to regular inspection by the PCAOB, our ordinary shares may be delisted or unable to be traded. For details, see “Risk Factors — Risks Related to Doing Business in Hong Kong — Our ordinary shares may be prohibited from being traded on a national exchange under the HFCAA, if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. In addition, we have in this prospectus taken and intend to continue to take advantage of certain reduced reporting obligations, including disclosing only two years of audited consolidated financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Foreign Private Issuer

Upon the consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a foreign private issuer. As long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial statements and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events; and

•        Regulation Fair Disclosure, which regulates selective disclosures of material information by issuers.

In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic issuers. Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules.

Further, as a foreign private issuer, we are permitted to follow home country practice and be exempted from certain corporate governance requirements under [•] listing rules. While we currently intend to voluntarily follow all [•] corporate governance rules, including rules regarding committee structure and director independence, we may in the future choose to take advantage of the exemptions afforded to foreign private issuers.

Implications of Being a Controlled Company

Upon the completion of this offering, we will be a “controlled company” as defined under the rules of [•] because Mr. Zefeng Zeng will hold approximately 50.9% of our voting power (or 49.8% assuming full exercise of the over-allotment option by the underwriters) for the election of directors through Zhenghao Group Limited, the entity controlled by Mr. Zeng.

For so as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not currently intend to rely on the “controlled company” exemptions under the [•] rules even if we are deemed a “controlled company,” we may elect to rely on these exemptions in the future. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

THE OFFERING

Offering price	We expect that the initial public offering price will be between US$4.00 and US$6.00 per ordinary share.
Ordinary shares offered by us	2,500,000 ordinary shares (or 2,875,000 ordinary shares if the underwriters exercise their over-allotment option in full).
Ordinary shares outstanding immediately after this offering	16,250,000 ordinary shares (or 16,625,000 ordinary shares if the underwriters exercise their over-allotment option in full).
Over-allotment option

We have granted to the underwriter a 45-day option to purchase from us up to an additional 15% of the ordinary shares sold in this offering, solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts.

Use of proceeds

We expect that we will receive net proceeds of approximately US$         million from this offering (or         approximately US$         million if the underwriters exercise their over-allotment option in full)., assuming an initial public offering price of US$         per ordinary share, which is the midpoint of the range of the initial public offering price, after deducting estimated underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for (i) team expansion and talent development, (ii) equipment upgrades and smart technology investment, (iii) project portfolio diversification efforts, (iv) brand promotion and market development, and (v) working capital and general corporate purpose. See “Use of Proceeds” for more information.

Lock-up

We and our directors, officers, and shareholders holding more than 3% of our outstanding ordinary shares as of the date this prospectus have agreed with the underwriters not to sell, transfer or dispose of any ordinary shares or similar securities for a period of 180 days from the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ordinary shares.
Listing	We intend to apply to list our ordinary shares on the [•] under the symbol “[•].” Our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.
Transfer agent	[•]

SUMMARY OF RISK FACTORS

Investing in our ordinary shares involves significant risks. Before making an investment decision, you should carefully review all the information contained in this prospectus. Below is a summary of the principal risks we face, organized by relevant categories. These risks are discussed in greater detail under the section titled “Risk Factors”, beginning on page 11 of this prospectus.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•        A significant portion of our revenue was generated from contracts awarded by a limited number of customers, and any significant decrease in the number of projects with our major customers, may materially and adversely affect our financial condition and operating results.

•        We rely heavily on a related-party customer, and this dependence may create conflicts of interest and adversely affect our business and financial performance.

•        Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.

•        Our business is subject to the risk of non-payment or delayed payment by our customers, which could adversely affect our financial condition and results of operations.

•        Any deterioration in the prevailing market conditions in the construction industry in Hong Kong may adversely affect our performance and financial condition.

•        Failure to maintain safe construction sites and/or implement our safety management system may lead to the occurrence of personal injuries, property damages, fatal accidents or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council

•        We do not have a long history of running as an integrated group. Our limited operating history running as an integrated group in the industry may not provide an adequate basis to predict our prospects and results of operations and may increase the risk of your investment.

Risks Related to Doing Business in Hong Kong

•        Our business operations are conducted in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the ordinary shares. The government of mainland China may also intervene or impose restrictions on our Hong Kong operating subsidiaries’ ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little or no advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain. See more detailed discussion of this risk factor on page 19 of this prospectus.

•        The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong operating subsidiaries. See more detailed discussion of this risk factor on page 20 of this prospectus.

•        Changes in the economic, political, or social conditions or government policies of Hong Kong and mainland China could have a material adverse effect on our business and operations. See more detailed discussion of this risk factor on page 21 of this prospectus.

•        Our business, financial condition and results of operations, and/or the value of our ordinary shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the PRC which may become applicable to Hong Kong and thus to company such as us. See more detailed discussion of this risk factor on page 21 of this prospectus.

•        If our operating subsidiaries become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer shares to investors and cause the value of our shares to significantly decline or be worthless. See more detailed discussion of this risk factor on page 22 of this prospectus.

•        It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within mainland China. See more detailed discussion of this risk factor on page 24 of this prospectus.

Risks Related to our Ordinary Shares and this Offering

•        An active trading market for our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.

•        The trading price of our ordinary shares is likely to be volatile, which could result in substantial losses to investors.

•        We are an emerging growth company within the meaning of the Securities Act of 1933, and may take advantage of certain reduced reporting requirements.

•        We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ordinary shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

A significant portion of our revenue was generated from contracts awarded by a limited number of customers, and any significant decrease in the number of projects with our major customers, may materially and adversely affect our financial condition and operating results.

Our revenue was derived from a small number of customers during the years ended June 30, 2025 and 2024, with five customers and three customers, respectively. For the years ended June 30, 2025 and 2024, our largest customer and a related party, CF Engineering Company Limited (“CF Engineering”), accounted for approximately 56% and 49% of our total revenue, respectively. Our second largest customer accounted for approximately 35% and 42% of our total revenue, respectively, for the years ended June 30, 2025 and 2024. Because a substantial portion of our revenues is derived from a limited number of customers, any decline in those customers’ project pipelines, financial condition, or willingness to engage us could materially and adversely affect our revenues, profitability, and growth prospects.

We are engaged by our customers on a project-by-project, and there is no assurance that we will continue to be awarded with contracts from our major customers, including CF Engineering, in the future. If there is a significant decrease in the number of projects awarded by our major customers, and we are unable to secure suitable projects of comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected. Furthermore, as a subcontractor, our business performance is highly dependent on the ability of our major customers, including CF Engineering, to secure new projects. If these customers are unsuccessful in winning bids, we may experience reduced demand for our services. In addition, in the event that our major customers experience any financial difficulties or cash flow problems, this may result in delay or default in payments to us, in which case our business could be materially and adversely affected. Our reliance on a limited number of customers also limits our bargaining power and diversification of revenue sources, which increases our vulnerability to adverse developments affecting the customers.

We rely heavily on a related-party customer, and this dependence may create conflicts of interest and adversely affect our business and financial performance.

We generate a substantial portion of our revenue from subcontracting work awarded by a single customer, CF Engineering, which is both a related party and our largest customer. As a result, our financial performance is highly dependent on this customer’s ability to secure new projects in the Hong Kong construction market, which is competitive, cyclical, and influenced by factors beyond our control, including changes in government policy, regulatory requirements, project delays or cancellations, fluctuations in demand, and the financial health of market participants. If CF Engineering is unable to win or maintain a sufficient pipeline of projects, we may face a material decline in revenue and growth opportunities.

In connection with this offering, CF Engineering, together with Mr. Zefeng Zeng, executed a Deed of Non-Competition (the “Deed”) in favor of our company. Pursuant to the Deed, CF Engineering granted us a right of first refusal with respect to subcontracting services required by CF Engineering. See “Related Party Transactions — Deed of Non-Competition.” However, there can be no assurance that CF Engineering will comply with the Deed or honor the right of first refusal in all circumstances. If CF Engineering fails to offer us subcontracting opportunities as required or awards projects to third parties in breach of the Deed, our business and revenue could be materially adversely affected. Enforcement of the Deed may be costly and uncertain, and pursuing legal remedies against a related party could damage our relationship with CF Engineering and result in the loss of future business.

Furthermore, because CF Engineering is a related party and Mr. Chi Fung Mok, our CEO and director, also serves as CF Engineering’s CEO and director, we are exposed to risks of potential conflicts of interest. Decisions regarding the allocation of projects, subcontracting terms, pricing, and payment arrangements may not always be made on an arm’s length basis. Any perception or occurrence of preferential treatment, unfavorable contract terms, or disputes with the related-party customer could have an adverse effect on our financial condition, operational independence, and reputation.

Our revenue is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.

Our revenue is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. For the years ended June 30, 2025 and 2024, we secured new businesses mainly through invitation for tender by customers. There is no assurance that we will be able to secure new contracts in the future, and our past success in winning projects does not guarantee that we will achieve similar results going forward. The number and scale of projects, as well as the amount of revenue we derive from them, may vary significantly from period to period, making it difficult to forecast future business volume. Our success in project tendering depends on a range of factors, including, among others, our pricing and tender strategy, competitors’ tender and pricing strategy, the availability of our resources, our reputation, and our regulatory compliance record. If we fail to secure new contracts, or if there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position, and prospects could be materially and adversely affected. As such, you should not consider our historical growth or profitability as indicative of our future financial performance.

Our business is subject to the risk of non-payment or delayed payment by our customers, which could adversely affect our financial condition and results of operations.

We have significant accounts receivable due from our customers, which includes our related party. As of June 30, 2025 and 2024, we recorded accounts receivable (net of allowance for expected credit loss) of approximately $1.34 million, and $0.11 million, respectively. Accounts receivable due from CF Engineering, our related party, as of June 30, 2025 and 2024, accounted for an aggregate of approximately 81.7% and 70.5% of our consolidated accounts receivable as of the same date, respectively.

The ability of these customers, including our related party, to pay their obligations may be adversely affected by changes in their financial condition or other factors. We may experience difficulty collecting accounts receivable due to disputes or financial difficulties of these customers, which could result in write-offs or bad debt expense, which may have a material adverse effect on our financial condition, and results of operations.

Any deterioration in the prevailing market conditions in the construction industry in Hong Kong may adversely affect our performance and financial condition.

The construction industry is inherently cyclical in nature and subject to fluctuations in demand based on economic conditions, government policies, and availability of funding for development projects. All of our business operations are located in Hong Kong, and the local construction market is relatively narrow, with limited geographic diversification. Our customers are primarily main contractors and subcontractors engaged in various types of property development and civil engineering projects in Hong Kong. The number of projects awarded to our operating subsidiaries depends heavily on prevailing market conditions in the construction industry, including the availability of new projects in the private sector, changes in public infrastructure spending, and overall economic trends in Hong Kong. Any significant deterioration in these factors, especially given the concentrated and cyclical nature of the Hong Kong construction market, could materially and adversely affect our operating results and financial condition.

Failure to maintain safe construction sites and/or implement our safety management system may lead to the occurrence of personal injuries, property damages, fatal accidents or suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

Due to the nature of our works on construction sites, there are inherent risks of accidents, injuries, and fatalities. Such works often involve working at height, handling heavy components, and working in proximity to live electrical systems, all of which increase the potential severity of accidents. Notwithstanding the occupational health and safety measures implemented by us and required to be followed by our employees, accidents leading to personal injuries, property damage, and/or fatalities remain an inherent risk. There is no assurance that our employees will consistently comply with our safety protocols or with applicable laws and regulations. Any non-compliance may heighten the likelihood and severity of accidents, which could materially and adversely affect our business operations and financial position to the extent not covered by insurance.

Furthermore, failure to maintain safe worksites and implement adequate safety management measures could result in serious accidents that lead to negative publicity, suspension or non-renewal of our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council of Hong Kong, or loss of eligibility to tender for certain projects. Such consequences could significantly damage our reputation, reduce our business opportunities, and adversely affect our financial performance.

In addition, personal injuries or fatalities involving our employees may give rise to claims or other legal proceedings against us. Regardless of the merits of such claims, we may need to divert management attention and resources and incur substantial costs to address them. Any claims, legal proceedings, or related penalties, particularly those not covered by insurance, could have a material and adverse impact on our operations, reputation, and financial condition.

Our pricing is generally based on estimated labor, equipment, and material costs plus a margin. Unexpected site conditions, design changes, material price volatility, and labor shortages can lead to cost overruns and project delays.

Our pricing is generally based on estimated labor, equipment, and material costs plus a margin. However, the actual time and costs incurred by us may be adversely affected by a variety of factors, including: (i) technical specifications and unforeseen site conditions; (ii) structural complexity and stability risks of adjacent buildings; (iii) the duration and sequencing of the project in relation to other trades; (iv) adverse weather conditions; and (v) availability of skilled labor, specialized tools, and materials. Significant changes in any of these or other relevant factors may result in project delays or cost overruns. As the contracts entered into by our operating subsidiaries are generally fixed-price contracts or re-measurement contracts with fixed unit prices stated in the bill of quantities and without any price adjustment clause, once the quotation or tender price is agreed with the customer, we generally bear the risk of any additional costs incurred. Such delays or cost overruns may reduce our profitability, and in cases of significant delay, may also expose us to claims or litigation from customers.

Moreover, the construction services industry is highly schedule-driven, and our contracts typically contain specific completion schedule requirements and liquidated damages provisions. This means we may have to pay liquidated damages, which are often calculated at an agreed daily rate, if we fail to meet the agreed schedule and the customer does not grant a time extension. For example, delays arising from complex coordination of electrical works with other trades, or from high-risk steel support dismantling in constrained environments, can increase the likelihood of incurring such penalties. Payment of liquidated damages may reduce or eliminate our expected profit and cash inflow from the relevant contracts, thereby adversely affecting our operations, financial results, and liquidity.

Our gross margin may not be sustainable and could decline in future periods.

Our gross margin increased from 13% for the year ended June 30, 2024 to 21% for the year ended June 30, 2025. However, our gross margin in the past may not be indicative of our future performance. There can be no assurance that we will be able to secure similar high-margin opportunities going forward, and future projects may be subject to more competitive pricing, higher input costs, or less favorable contract terms. Accordingly, our gross margin may decline in future periods, which could adversely affect our overall profitability, financial condition, and the market perception of our business performance.

The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers.

Most of our projects are based on lump-sum contracts or re-measurement contracts with fixed unit prices. Depending on our negotiations with customers, some of our customers may also engage us based on a combination of lump sum price items and re-measurement items. In respect of re-measurement items, the contract will specify an estimated contract sum based on the agreed unit rates and the estimated quantities of work items. The actual amount of works to be carried out by us under our contract is subject to our customer’s instructions or orders placed during the contract period and the total actual value of work done may be different from the original estimated contract sum stated in the contract.

For contracts with re-measurement items, our customers will measure the actual quantities of works executed on site and we will be paid based on the actual work done. In respect of lump sum price items, we are generally required to carry out the specified works required by our customers of fixed quantity at an agreed fixed price. Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded for the years ended June 30, 2025 and 2024.

Our operating subsidiaries rely on third parties for essential equipment and supplies necessary to operate their business.

Our operating subsidiaries rely on third parties for the lease of equipment. There can be no assurance that the favorable working relationships currently maintained between our operating subsidiaries and their suppliers will continue in the future. If our operating subsidiaries were to lose their lease or supply arrangements, or if third parties were unable or unwilling to provide sufficient equipment or materials to meet customer requirements, our business operations could be disrupted. In addition, increases in prices charged by suppliers or disruptions to their businesses, such as labor disputes, supply shortages, or distribution difficulties, could materially and adversely affect our business, financial condition, and results of operations.

Cash inflows and outflows in connection with construction projects may be irregular and, thus, may affect our net cash flow position.

In a construction project, cash outflows for payment of certain operating expenditures may not align with progress payments to be received during the relevant periods. In general, we do not receive any prepayment from our customers. Nevertheless, during the commencement of a project, we may incur various costs, including, but limited to, purchase costs of construction materials and supplies. While progress payments will be paid after our construction work commences and is certified by our customers and/or consultants engaged by our customers. Accordingly, the cash inflows and outflows for a particular project may fluctuate as the construction works progress. If, during any particular period of time, there exists too many projects that require substantial cash outflow while we have significantly less cash inflows during that period, our cash flow position may be adversely affected.

Further, we are subject to credit risks of our customers and our liquidity is dependent on our customers making prompt progress payments and/or release of retention monies due to us. We rely on cash inflow from our customers to meet our payment obligation to our suppliers and our employees, which is dependent on prompt settlement of progress payment and timely release of retention monies by our customers. As such, we may record a significant cash outflow in the event that we take up too many capital-intensive projects during a particular period of time.

We cannot assure you that we will be able to recover all or any part of the amounts due from our customers or we will be able to collect all or any part of the trade receivables from our customers within the agreed credit terms or at all. Further, in the event that disputes arise between us and the customer in relation to the variation orders, there is a possibility that we may take a longer time than the credit period offered to collect payments. Any failure by our customers to make payments on time and in full may lead to mismatch in our cash flows, which will negatively affect our cash flow position and affect (i) our ability to repay our suppliers and our employees; and (ii) our tendering decisions, as we may not be in a position to take up any more new projects with a high upfront costs. This will negatively affect our business operation and financial performance.

We face keen competition from other players in the market.

The construction subcontracting industry in Hong Kong is highly competitive and fragmented. For instance, according to the F&S Report, as of June 2025, there were over 1,793 subcontractors registered under the Registered Specialist Trade Contractors Scheme (“RSTCS,” formerly known as the Subcontractor Registration Scheme) of the Hong Kong Construction Industry Council for electrical works in Hong Kong. Some of our competitors may have certain advantages, including stronger brand names, greater access to capital, longer operating history, longer and more established relationship with main contractors or project owners, and greater marketing and other forms of resources. New participants may enter the industry, provided that they possess all the various licenses, resources, experience, and qualifications required. Increased competition may result in lower operating margins and loss of market share, resulting in an adverse impact on our profitability and operating results.

We are reliant on inclusion in the approved subcontractors lists of main contractors to access tender opportunities.

In Hong Kong’s construction industry, main contractors customarily invite tenders only from a limited pool of prequalified subcontractors who are included on their respective approved subcontractors lists. There is no assurance that we will be included, or will continue to be included, on the approved subcontractors lists of main contractors. Failure to secure or maintain such approved status may significantly limit our ability to participate in tender opportunities, which could materially and adversely affect our business, financial condition, and results of operations.

We rely heavily on our key executives, management team, and professional staff.

Our success and growth hinge on the knowledge, experience, and expertise of our management team. Given the diverse project scopes, which encompass project management, planning, detailed work programming, design, and technical submissions, it is crucial for us to retain skilled management and technical personnel with the necessary industry expertise. The potential departure of a significant number of directors, senior management, or key personnel with essential expertise could adversely impact the operating subsidiary’s operations if suitable replacements cannot be promptly secured. There is no guarantee that we will successfully attract and retain qualified staff, or that existing team members will not resign in the future.

Our business depends on the availability of project management staff and skilled labor, including temporary employees, and any labor shortages, rising labor costs, or inability to retain or recruit sufficient workers could materially and adversely affect our operations and profitability.

Our service capacity in undertaking multiple and large-scale construction projects is significantly dependent on the availability of our in-house project management staff and workforce. However, the shortage of experienced and skilled labor has been a long-standing issue in the Hong Kong construction industry. We may face difficulties in retaining and recruiting a sufficient number of project management staff and site workers to support additional projects in the future. For the year ended June 30, 2025, we employed an average of approximately 120 temporary employees.

The availability of temporary employees is subject to fluctuations in the broader labor market in Hong Kong. As a result, we may experience higher turnover rates, inconsistent work quality, and increased training or supervision requirements. Furthermore, if we are unable to secure sufficient temporary employees in a timely manner, our ability to commence or complete projects as scheduled could be adversely affected. Any delay or disruption in staffing could reduce the competitiveness of our tenders, hinder our ability to win new contracts, or expose us to penalties, including liquidated damages, for project delays.

We rely on a stable workforce with diverse skills and expertise to carry out each project. There is no assurance that the supply of labor or the level of labor costs in Hong Kong will remain stable. A significant increase in labor costs, particularly if we are required to pay higher wages to attract or retain workers, would increase our staff costs and reduce our profitability. Conversely, if we fail to retain our existing workforce or recruit sufficient additional labor in a timely manner, we may be unable to complete ongoing or future projects as scheduled, which could result in losses, reputational damage, or liability for liquidated damages.

Amounts included in our backlog may not result in actual revenue or translate into profits. Our backlog is subject to cancellation and unexpected adjustments and therefore is an uncertain indicator of future results of operations.

Our backlog consists of the remaining unearned revenue on awarded contracts. We include in our backlog estimates of the amount of consideration to be received and such estimated value is generally firm or can be estimated with a reasonable amount of certainty in both timing and amounts. As construction on our contracts progresses, we increase or decrease backlog to take account of changes in estimated quantities under fixed-price contracts, as well as to reflect changed conditions, change orders and other variations from initially anticipated contract revenue and costs, including completion bonuses. Substantially all of the contracts in our backlog may be canceled or modified at the election of the customer. Reductions in backlog due to cancellation by a customer, or for other reasons, could significantly reduce the revenue that we actually receive from contracts in backlog. In the event of a project cancellation, we may be reimbursed for certain costs, but we typically have no contractual right to the total revenues reflected in our backlog. Backlog amounts are determined based on target price estimates that incorporate historical trends, experience from similar projects and from communications with our customers. These estimates may prove inaccurate, which could cause estimated revenue to be realized in periods later than originally expected, or not at all. As a result, our backlog as of any particular date is an uncertain indicator of future revenue and earnings. In addition, contracts included in our backlog may not be profitable. If our backlog fails to materialize, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

There is no assurance that we will be able to renew our registration under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council.

One of our operating subsidiaries, Yi Feng M&E, is currently a registered subcontractor in the designated trade specialties of electrical wiring, general electrical installation and electrical control and power panel assembly under the RSTCS. Subcontractors engaged under public sector projects initiated by the Hong Kong Government are generally required to possess registration under the RSTCS. Renewal of registration under the RSTCS is required every three or five years and is generally subject to certain technical and relevant industry experience requirements. There is no assurance that we will be able to renew such registration every time in the future. In the event of non-renewal of such registration, our reputation, our ability to obtain future businesses, and our business and financial position and prospects could be materially and adversely affected.

In addition, each of Yi Feng M&E and MCF Engineering currently holds a Certificate of Registration of Electrical Contractor from the Electrical and Mechanical Services Department (EMSD) of Hong Kong. Renewal of the certificate is required every three years and is generally subject to certain technical and relevant industry experience requirements. There is no assurance that we will be able to renew such certificate every time in the future.

We are exposed to claims arising from latent defects liability.

We do not maintain any defects liability insurance and we may face claims arising from latent defects that are existing but not yet active, developed or visible, found in the works done by us. If there is any significant claim against us for latent defects liability of any default or failure of our services by our customers or other party, our profitability may be adversely affected.

Our contracts generally include a defects liability period of 12 to 24 months, following the completion of the relevant site works. During the defects liability period, we are typically required to rectify any defect without delay at our own cost if the defect is due to our non-conformance of works performed, or due to our neglect or failure to comply with our contractual obligation. Such obligation will be recognized as liability in the statement of financial position if the obligation is considered highly probable and the obliged amount can be reliably measured. Otherwise, such claim will be disclosed as contingent liability.

Our insurance coverage may not be adequate to cover potential liabilities.

Certain risks disclosed elsewhere in this section such as risks in relation to customer concentration, our ability to obtain new contracts, our ability to retain and attract personnel, availability and performance of our workforce, project and cost management, our ability to maintain and renew our registrations, credit risk and liquidity risk, are generally not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. Insurance policies covering losses from acts of war, terrorism, or natural catastrophes are also either unavailable or cost prohibitive.

Further, we may be subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant liabilities arise due to accidents, natural disasters, or other events which are not covered or are inadequately covered by our insurance, our business may be adversely affected, potentially lead to a loss of assets, lawsuits, employee compensation obligations, or other forms of economic loss.

We cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. In addition, we cannot guarantee that we can renew our policies or can renew our policies on similar or other acceptable terms. If we suffer from severe unexpected losses or losses that far exceed the policy limits, it could have a material and adverse effect on our business, financial position, results of operations and prospect.

If we fail to comply with applicable anti-corruption and anti-bribery laws, our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations.

We are subject to the anti-corruption and anti-bribery laws of Hong Kong, which include but are not limited to the Prevention of Bribery Ordinance. Our procedures and controls to monitor anti-corruption and anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-corruption and anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

We are exposed to potential disruptions and risks from unforeseen disasters or crises.

The operations and business continuity of our operating subsidiaries depend on the ability to operate their facilities and systems without significant interruption. Unforeseen events such as natural disasters, pandemics, power outages, or other catastrophic events could potentially disrupt their operations, leading to business interruption, financial loss, and damage to our reputation. Furthermore, in the context of a global pandemic, our operations may be severely impacted due to government-imposed restrictions, widespread illness among the employees of the operating subsidiaries, or disruptions in supply chain. There is no guarantee that the contingency plans could fully prevent or remediate the effects of such unforeseen disasters or crises. Thus, our financial condition, results of operations, and business prospects may be adversely affected.

We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business.

We may be involved in claims and litigations in respect of various matters from our customers, workers and other parties concerned with our works from time to time. Such claims may include employees’ compensation claims and personal injury claims in relation to personal injuries suffered by workers as a result of accidents arising out of and in the course of employment of the injured workers. There is no assurance that we will not be involved in any claims or legal proceedings, nor can we assure you that any such claims or legal proceedings would not have a material adverse impact on our business. Should any claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits of any outstanding and potential claims, we need to divert management resources and incur extra costs to handle these claims, which could affect our corporate image and reputation if they were published by the press. If the aforesaid claims were successfully made against us and are not covered by insurance policies, we may need to pay damages and legal costs, which in turn could adversely affect our results of operations and financial position.

We do not have a long history of running as an integrated group. Our limited operating history running as an integrated group in the industry may not provide an adequate basis to predict our prospects and results of operations and may increase the risk of your investment.

YF Holdings was incorporated as a holding company on July 8, 2025, while the businesses of our subsidiaries have been in operation since 2023. We do not have a long history of operating as an integrated group with standardized policies and procedures on which our past performance may be reliably assessed. Given our limited operating history, our ability to predict prospects and results of operations is inherently uncertain. As we continue to establish and expand our operations and strengthen our general and administrative functions, we may encounter significant operational, financial, and managerial challenges. These factors may increase the uncertainty of our future performance and heighten the risk of your investment in our ordinary shares.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

After becoming a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the [•], may increase legal and financial compliance costs and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We may be required to invest resources to comply with evolving laws, regulations and standards, and such investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Hong Kong companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

Risks relating to our expansion into the Greater Bay Area.

We plan to expand our business operations beyond Hong Kong into other markets in the Greater Bay Area of China. Such expansion exposes us to a number of uncertainties and risks, including unfamiliarity with local market conditions, regulatory environments, business practices, labor availability, and competitive dynamics. We may face challenges in obtaining necessary licenses, permits, or approvals, complying with local laws and regulations, and establishing reliable relationships with new customers and suppliers. In addition, expansion into new markets may require significant financial and management resources, and there is no assurance that our investments will be successful or generate the expected returns. If we are unable to effectively manage these risks or adapt our business model to new markets, our expansion strategy may not succeed, which could materially and adversely affect our business, financial condition, and prospects.

Volatility in commodity prices may have a material adverse effect on our business, financial condition, and results of operations.

Our business is subject to fluctuations in the prices of certain commodities, particularly electrical materials and steel. A significant portion of our costs relates to the purchase of electrical wires, cables, and other electrical devices, the prices of which are influenced by global commodity markets (including copper and aluminum prices), supply chain disruptions, and currency exchange movements. In addition, we derive revenue from the sale of recyclable steel collected from our steel cutting works. The market price of scrap steel is volatile and can be affected by global demand for steel, trade restrictions, shipping costs, and economic conditions in China and other major steel-consuming countries. Adverse movements in the prices of these commodities could materially increase our project costs, reduce our margins, or decrease the revenues we realize from steel disposal. As a result, volatility in commodity prices may have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Doing Business in Hong Kong.

Our business operations are conducted in Hong Kong. However, the legal and operational risks associated with operating in mainland China also apply to our operations in Hong Kong. Due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the ordinary shares. The government of mainland China may also intervene or impose restrictions on our Hong Kong operating subsidiaries’ ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little or no advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

Our business operations are conducted in Hong Kong. Except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or Basic Law, national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

Due to long-arm provisions under current PRC laws and regulations, there is regulatory and legal uncertainty regarding the application of PRC laws to Hong Kong. PRC laws and regulations are evolving, and their enactment timetable, interpretation, and implementation involve uncertainties and can change without advance notice. The PRC government can choose to apply PRC laws to Hong Kong and exercise direct influence and discretion over our operations in the future, and such actions can have a material adverse impact on our business, financial condition, and results of operations as a result of changes in laws, the political environment, or other reasons.

Moreover, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future business may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention;

•        cause devaluation of our securities or delisting; and

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The legal and operational risks associated with operating in mainland China also apply to our operations in Hong Kong. The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of the ordinary shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollars into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between YF Holdings, our Cayman Islands holding company, and our Hong Kong operating subsidiaries. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from our Hong Kong operating subsidiaries. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of the ordinary shares, potentially rendering it worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong operating subsidiaries.

On June 30, 2020, the NPCSC adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign or with external elements to endanger national security — and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current HKSAR chief executives Carrie Lam and John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If any of our Hong Kong operating subsidiaries is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of the ordinary shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Changes in the economic, political, or social conditions or government policies of Hong Kong and mainland China could have a material adverse effect on our business and operations.

Our operations are located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and mainland China generally. Economic conditions in Hong Kong are sensitive to mainland China and the global economic conditions. Any major changes to Hong Kong’s social and political landscape will have a material impact on our business.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Under the Basic Law of the Hong Kong Special Administrative Region of PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, mainland China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of the ordinary shares could be adversely affected.

Our business, financial condition and results of operations, and/or the value of our ordinary shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and regulations of the PRC which may become applicable to Hong Kong and thus to company such as us.

The PRC government has initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Based on our understanding of the PRC laws and regulations currently in effect as of the date of this prospectus, as our operating subsidiaries are located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of mainland China, or even when such permission is obtained, it will not be subsequently denied or rescinded. Laws and regulations by the Chinese government, including the Measures for Cybersecurity Review, the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by the CSRC on December 24, 2021 and the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies released by the CSRC on February 17, 2023, also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiaries located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiaries. Any actions by mainland China as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that the PRC laws, regulations and policies may change rapidly in the future. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

If our operating subsidiaries become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer shares to investors and cause the value of our shares to significantly decline or be worthless.

On February 17, 2023, the CSRC published the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, which came into effect from March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if an issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer shall be deemed as indirect overseas offering and listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are majority Chinese citizens or domiciled in China. Based on the facts that (i) we do not operate any entities in mainland China and the operating revenue, total profit, total assets or net assets as documented in our audited consolidated financial statements for the most recent fiscal year is accounted for by our Hong Kong subsidiaries located outside mainland China; (ii) we do not have any equity interest in any company located in mainland China and vice versa; and (iii) we conduct our business and are headquartered in Hong Kong rather than in mainland China, and, with the exception of one member, our senior management team are not PRC citizens and have their residence located outside mainland China, we believe that we do not meet the criteria as set forth in the Overseas Listing Filing Rules, and are not required to fulfill the filing procedures with the CSRC to list securities on a U.S. securities exchange or issue securities to foreign investors.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”) which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009. The Archives Rules were issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023. One of the major revisions to the Archives Rules is expanding its application to cover indirect overseas offering and listing. The Archives Rules require that, including but not limited to (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As we are not domestic companies, and do not plan to leak any state secret and working secret of government agencies, or harm national security or public interest in connection with provision of documents, materials and accounting archives, we believe we may not be required to obtain relevant approval or file with the secrecy administrative department in accordance with the Archives Rules with respect to the offering. However, as the Archives Rules are newly published, there are substantial uncertainties as to the implementation and interpretation, if we are required to perform additional procedures in connection with the provision of accounting archives or other documents, we cannot assure you that we will be able to fulfill such procedures in a timely manner, or even at all. Any failure by us to comply with the Archives Rules may materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered.

On June 10, 2021, the NPCSC enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas and to establish and improve the system of extraterritorial application of the PRC securities laws. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the Personal Information Protection Law of the People’s Republic of China, or PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (i) such processing is for the purpose of providing products or services for natural persons within China; (ii) such processing is to analyze or evaluate the behavior of natural persons within China; or (iii) there are any other circumstances stipulated by related laws and administrative regulations. On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The Measures for Cybersecurity Review (2021) stipulate that operators of critical information infrastructure purchasing network products and services and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

As of the date of this prospectus, we do not expect the Measures for Cybersecurity Review (2021) by the CAC and the other regulations discussed in the preceding paragraph will have an impact on our business, results of operations, or this offering, given that: (i) our operating subsidiaries are incorporated in Hong Kong, and we have no subsidiary, VIE structure, material operations nor maintain any office or personnel in mainland China, (ii) as of date of this prospectus, our operating subsidiaries have in aggregate collected and stored personal information of less than one million users, (iii) all of the data our operating subsidiaries have collected is stored in servers located in Hong Kong, (iv) as of the date of this prospectus, neither of our operating subsidiaries has been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review, and (v) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), while the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the PRC Data Security Law do not clearly provide whether it shall be applied to a company based in Hong Kong.

However, we still face uncertainties regarding the interpretation and implementation of relevant PRC cybersecurity laws and regulations in the future. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiaries, their respective abilities to accept foreign investments and the listing of our shares on a U.S. or other foreign exchanges.

If the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our operating subsidiaries, the business operations of our operating subsidiaries and the listing of our shares in the United States could be subject to the CAC’s cybersecurity review in the future. If our operating subsidiaries become subject to the CAC review, we cannot assure you that our operating subsidiaries will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiaries may become subject to fines and other penalties, which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer shares to investors and cause the value of our shares to significantly decline or be worthless.

In addition, recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021) and the PRC Personal Information Protection Law, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within mainland China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law of mainland China of the PRC, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

Our business operations are conducted in Hong Kong. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the mainland China, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the laws and regulations of mainland China. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of mainland China by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of mainland China.

Changes in U.S. and Chinese regulations may adversely impact our business, our operating results, our ability to raise capital and the market price of our shares.

The U.S. government, including the SEC, has made statements and taken certain actions that led to changes to United States and international relations, and will impact companies with connections to China, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing certain sanctions and restrictions in relation to China and issuing statements indicating enhanced review of companies with significant China-based operations.

It is unknown whether and to what extent new U.S. government legislation, executive orders, tariffs, laws or regulations will be adopted, or the effect that any such actions would have on companies with significant connections to China, on our industry or on us. Any unfavorable government policies on cross-border relations and/or international trade, including increased scrutiny on companies with significant China-based operations, capital controls or tariffs, may negatively affect our ability to raise capital and, the market price of our shares.

In the case any new legislation, executive orders, tariffs, laws and/or regulations are implemented, existing trade agreements are renegotiated, the U.S. or Chinese governments take retaliatory actions due to the recent U.S.-China tensions or the Chinese government exerts more oversight and control over securities offerings that are conducted in the United States, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the market price of our shares.

With economic sanction laws and regulations being constantly evolving, new requirements or restrictions could come into effect which might increase the scrutiny on our business or result in one or more of our business activities being deemed to have violated sanctions. Our business and reputation could be adversely affected if the authorities of the United States, the European Union, the United Nations or any other jurisdictions were to determine that any of our future activities constitutes a violation of the sanctions they impose or provides a basis for a sanctions.

If we or our Hong Kong operating subsidiaries fail to comply with Hong Kong’s Personal Data (Privacy) Ordinance and any other existing or future data privacy related laws, regulations and governmental orders, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Because of our operations in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the PDPO imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data that relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, a data user shall not do an act or engage in a practice that contravenes any of the six data protection principles contained in Schedule 1 to the PDPO (collectively, the “Data Protection Principles”) unless the act or practice (as the case may be) is required or permitted under the PDPO. The collective objective of Data Protection Principles is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should be processed in a secure manner and should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights such as (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate.

The PDPO confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO and we have not encountered any investigations involving a breach of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by the Hong Kong government authorities for this offering. However, if we have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

The Competition Ordinance prohibits (i) anti-competitive agreements if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, (ii) conduct that prevents, restricts or distorts competition in Hong Kong and (iii) mergers that substantially lessen competition in Hong Kong. As of the date hereof, the merger rule only applies where an undertaking that directly or indirectly holders a “carrier license” within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) is involved in a merger, and is therefore not applicable to our business.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of the Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty (for violations of the Competition Rules, which penalty may be up to 10% of the total gross revenues of the offending company obtained in Hong Kong for up to three years in which the contravention occurs), a financial penalty (for violations relating to unlawful indemnification of another person, which penalty is not to exceed twice the value of such indemnification), and a disqualification or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on our ability to accept foreign investment or list on a U.S. or foreign exchange as a result of the non-compliance of the Competition Ordinance.

We confirm that we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business especially when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

Recent negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our shares.

We believe that recent negative publicity surrounding companies with operations in mainland China generally that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Although the recent negative publicity and policy responses relate to companies with principal operations in mainland China governed by PRC law while we are based in Hong Kong with our principal operations governed by Hong Kong law, investors and policy makers may not be able to distinguish us from mainland China based companies. Any similar scrutiny on us, despite its lack of merit, could cause the market price of our shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HKD7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Our Ordinary Shares and this Offering.

An active trading market for our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly.

Prior to the completion of this offering, there has been no public market for our ordinary shares, and we cannot assure you that a liquid public market for our ordinary shares will develop. If an active public market for our ordinary shares does not develop following the completion of this offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The initial public offering price for our ordinary shares was determined by negotiation between us and the underwriters based upon several factors, and we cannot assure you that the trading price of our ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their shares and may not be able to resell their shares at or above the price they paid, or at all.

The trading price of our ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and mainland China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and PRC based companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and PRC companies may also negatively affect the attitudes of investors towards Hong Kong and PRC based companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ordinary shares.

In addition to the above factors, the price and trading volume of our ordinary shares may be highly volatile due to multiple factors, including the following:

•        regulatory developments affecting us or our industry;

•        actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;

•        changes in financial estimates by securities research analysts;

•        detrimental negative publicity about us, our services, our clients, our officers, directors, principal shareholders, other beneficial owners, our business partners, or our industry;

•        announcements by us or our competitors of new contract wins, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        litigation or regulatory proceedings involving us, our clients, our officers, directors, or principal shareholders;

•        release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•        sales or perceived potential sales of additional ordinary shares.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

In addition, the stock price of a number of companies involved in initial public offerings, particularly among companies with relatively smaller public floats, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. If the market price of our ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

We are an emerging growth company within the meaning of the Securities Act of 1933 and may take advantage of certain reduced reporting requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies, including, but not limited to:

•        not being required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•        not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•        not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden-parachutes”; and

•        not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data (in addition to any required interim financial statements and selected financial data) in our annual reports, and to present correspondingly reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have elected to take advantage of the reduced disclosure obligations as an emerging growth company. As a result, the information that we provide to our shareholders may be different than the information you might receive from other public reporting companies in which you hold equity interests. In addition, the JOBS Act permits emerging growth companies to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies. We cannot predict whether investors will find our securities less attractive because of our reliance on these exemptions. If some investors do find our ordinary shares less attractive, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be reduced or more volatile.

We will remain an emerging growth company, and will be able to take advantage of the foregoing exemptions, until the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering or such earlier time that we otherwise cease to be an emerging growth company, which will occur upon the earliest of (1) the last day of the first fiscal year in which our annual gross revenues are US$1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [•], impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•        certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

Techniques employed by short sellers may drive down the market price of our ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business and shareholders’ equity, and the value of any investment in our ordinary shares could be greatly reduced or rendered worthless.

Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our ordinary shares begin trading on the [•], our ordinary shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our ordinary shares may not develop or be sustained.

Our ordinary shares may be prohibited from being traded on a national exchange under the HFCAA, if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions (the “2021 Determinations”). In December 2022, the PCAOB decided to vacate the 2021 Determinations because it determined that, after conducting inspections and investigations of mainland China and Hong Kong firms in 2022 under a new comprehensive agreement with the PRC and consistent with the PCAOB’s usual practice, the current facts and circumstances indicate that (1) in 2022, the PCAOB has been able to conduct inspections and investigations completely; and (2) the PRC has not taken a position to restrict PCAOB access or otherwise impair its ability to conduct its planned inspections and investigations in 2022. However, we cannot assure you that in the future the PCAOB will continue to be able to inspect PCAOB-registered public accounting firms in mainland China or Hong Kong or that we will not be identified by the SEC under the HFCAA as an issuer that has retained an auditor that the PCAOB determines it is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction. In December 2022, the U.S. Congress amended the HFCAA to require that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit such company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. There can be no assurance that, if we have a “non-inspection” year, we will be able to take any remedial measures. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCAA, as a result, we cannot assure you that we will be able to maintain the listing of our ordinary shares on [•] or that you will be allowed to trade the ordinary shares in the United States on the “over-the-counter” markets or otherwise. Should the ordinary shares become not listed or tradeable in the United States, the value of the ordinary shares could be materially affected.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

The initial public offering price is substantially higher than the pro forma as adjusted net tangible book value of our outstanding ordinary shares of $0.679 per share as of June 30, 2025. Investors purchasing our ordinary shares in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing our ordinary shares in this offering will incur immediate and substantial dilution of $4.321 per share, representing the difference between the assumed initial public offering price of our ordinary shares of $5.00 per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share after giving effect to our sale of shares in this offering. See the section titled “Dilution” for additional information.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. Our ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 16,250,000 ordinary shares (or 16,625,000 ordinary shares if the underwriters exercise their over-allotment option in full) outstanding immediately after this offering. In connection with this offering, we and our directors, officers, and shareholders holding more than 3% of our outstanding ordinary shares have agreed with the underwriters not to sell, transfer or dispose of any ordinary shares or similar securities for a period of 180 days from the date of this prospectus, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc.

After completion of this offering, certain shareholders may cause us to register under the Securities Act the sale of their shares, subject to the 180-days lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Mr. Zefeng Zeng will hold a significant percentage of the total voting power of our outstanding ordinary shares following this offering, and he is able to decide matters that require votes of shareholders. As a “controlled company” under the rules of [•], we may choose to rely on exemptions from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Following this offering, Mr. Zefeng Zeng, will have dispositive power over an aggregate 50.9% voting power of YF Holdings (or 49.8% assuming full exercise of the over-allotment option by the underwriters). He could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. He will also have the power to prevent or cause a change in control. Without the consent of Mr. Zeng, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of Mr. Zeng may differ from the interests of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of ordinary shares may view as beneficial.

In addition, under the [•] rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of its board of directors must be independent directors. Although we do not currently intend to rely on the “controlled company” exemptions under the [•] rules even if we are deemed a “controlled company,” we may elect to rely on these exemptions in the future. Accordingly, if YF Holdings relies on the exemptions, during the period YF Holdings remains a controlled company and during any transition period following a time when YF Holdings is no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of [•].

In the future, we may rely on dividends and other distributions on equity paid by the operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

In the future, we may rely on dividends and other distributions on equity paid by the operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of the operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our Hong Kong operating subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income. See “Dividend Policy” for more information.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased our ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of our net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. This creates uncertainty for our shareholders and could affect our business, prospects, results of operations and financial condition. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association (as amended and/or restated from time to time), the Companies Act (as revised) of the Cayman Islands (“Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow the home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the [•] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

As a Cayman Islands exempted company to be listed on [•], we are subject to the [•] listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, [•] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [•] listing standards.

While we currently intend to voluntarily follow all [•] corporate governance rules, including rules regarding committee structure and director independence, we may in the future choose to take advantage of the exemptions afforded to foreign private issuers.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and all of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents of jurisdictions other than the United States, and substantially all or a substantial portion of their assets are located outside the United States. As a result, in terms of factors including but not limited to cost and time constraints, it may be more difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the civil liability provisions of the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities” for details.

We may not be able to satisfy listing requirements of [•] or obtain or maintain a listing of our ordinary shares on [•].

If our ordinary shares are listed on [•], we must meet certain financial and liquidity criteria to maintain such listing. If we violate the [•] listing requirements, or if we fail to meet any of the [•] listing standards, our ordinary shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. The delisting of our ordinary shares from [•] could significantly impair our ability to raise capital and the value of your investment.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.

We do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (As Revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes a company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company”, it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

•        timing of the development of future business;

•        capabilities of our business operations;

•        expected future economic performance;

•        competition in our market;

•        continued market acceptance of our services;

•        changes in the laws that affect our operations;

•        inflation and fluctuations in foreign currency exchange rates;

•        our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

•        continued development of a public trading market for our securities;

•        the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

•        managing our growth effectively;

•        projections of revenue, earnings, capital structure, and other financial items;

•        fluctuations in operating results;

•        dependence on our senior management and key employees; and

•        other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

All of our assets are located outside the United States. In addition, all our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. We have appointed [•] to receive service of process with respect to any action brought against us in the United States.

Service of Process and Enforcement of Civil Liabilities in Cayman Islands

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (a) recognize or enforce judgments of U.S. courts obtained against us based on certain civil liability provisions of securities laws of the United States or any state in the United States; or (b) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by Ogier that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment is:

(a)     is given by a foreign court of competent jurisdiction;

(b)    imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)     is final and conclusive;

(d)    is not in respect of taxes, a fine or a penalty;

(e)     was not obtained by fraud; and

(f)     is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. As the courts of the Cayman Islands have yet to rule on making such a determination, it is uncertain whether such civil liability judgments from United States courts would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Service of Process and Enforcement of Civil Liabilities in Hong Kong

We believe that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may been forced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a liquidated amount in a civil matter (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $10.11 million, after deducting estimated underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us, based on an assumed initial public offering price of $5.00 per share (the midpoint of the price range set forth on the cover of this prospectus).

We intend to use the net proceeds from this offering for the following purposes:

•        Approximately 15% for team expansion and talent development purposes, including: (i) recruitment of core technical personnel and project management professionals to strengthen engineering delivery capabilities; and (ii) optimization of team structure to support business growth in Hong Kong and the Greater Bay Area.

•        Approximately 15% for equipment upgrades and smart technology investment, including: (i) acquisition of advanced construction machinery and digital tools (e.g., BIM systems, smart monitoring devices); and (ii) enhancement of engineering efficiency to meet the demands of high-standard infrastructure projects.

•        Approximately 15% for project portfolio diversification efforts, including: (i) expansion into high-value sectors such as healthcare, data centers, and transportation hub; and (ii) exploration of emerging areas such as green buildings and smart cities to reduce reliance on a single business line.

•        Approximately 15% for brand promotion and market development, including: (i) strengthening of digital marketing efforts to increase brand awareness among government and enterprise clients; and (ii) participation in industry exhibitions and bidding activities to expand core client coverage.

•        Approximately 40% for working capital and general corporate purpose.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. The above expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly from the above depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If any unforeseen event occurs or the business conditions change, we may use the proceeds of this offering differently from that described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purpose, we intend to invest its net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future.

Subject to the Cayman Islands laws and our memorandum and articles of association, our board of directors has complete discretion as to whether to distribute dividends. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

As we are a holding company incorporated in the Cayman Islands, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on the ordinary shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2025:

•        on an actual basis; and

•        on a pro forma as adjusted basis to reflect the issuance and sale of 2,500,000 ordinary shares by us in this offering at the assumed initial public offering price of $5.00 per share, which is the midpoint of the public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, non-accountable expense allowance and the other estimated offering expenses payable by us, but excluding any shares that may be sold pursuant to the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” beginning on page 45 of this prospectus.

	June 30, 2025
	Actual(1)	Pro Forma as Adjusted(2)
	US$	US$
Shareholders’ equity:
Ordinary shares (US$0.0001 par value, 13,750,000 shares issued and outstanding on an actual basis; 16,250,000 shares issued and outstanding, pro forma as adjusted)	1,375	1,625
Additional paid-in capital	2,564	10,114,365
Subscription receivables	(2,657)	(2,657)
Retained earnings	1,078,371	1,078,371
Total shareholders’ equity	1,079,653	11,191,704
Total capitalization	1,079,653	11,191,704

____________

(1)      Shares presented on a retrospective basis to reflect the group reorganization. See Note 15 to our consolidated financial statements included elsewhere in this prospectus.

(2)      Reflects the sale of 2,500,000 ordinary shares in this offering (excluding any shares that may be sold pursuant to the over-allotment option) at an assumed initial public offering price of $5.00 per share (the mid-point of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts, non-accountable expense allowance, and other estimated offering expenses (including accountable expenses) payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital includes the net proceeds we expect to receive in this offering (excluding any shares that may be sold pursuant to the over-allotment option), after deducting the underwriting discounts, non-accountable expense allowance, and other estimated offering expenses (including accountable expenses) payable by us. We estimate that such net proceeds will be approximately $10.11 million.

DILUTION

If you invest in our ordinary shares, your interest will be diluted for each ordinary share you purchase to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2025, was $721,109, or $0.052 per ordinary share based upon 13,750,000 ordinary shares outstanding. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per ordinary share (as adjusted for the offering) from the initial public offering price per ordinary share and after deducting the estimated discounts to the underwriters, non-accountable expense allowance and the estimated offering expenses payable by us.

After giving effect to our sale of 2,500,000 ordinary shares offered in this offering, based on the initial public offering price of $5.00 per ordinary share after deduction of the estimated discounts to the underwriters and the estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2025, would have been $11,040,821, or $0.679 per outstanding ordinary share. This represents an immediate increase in net tangible book value of $0.627 per ordinary share to the existing shareholders, and an immediate dilution in net tangible book value of $4.321 per ordinary share to investors purchasing ordinary shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

Post-Offering
Assumed initial public offering price per ordinary share	$5.00
Net tangible book value per ordinary share as of June 30, 2025	$0.052
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing ordinary shares in this offering	$0.627
Pro forma as adjusted net tangible book value per ordinary share immediately after this offering	$0.679
Amount of dilution in pro forma as adjusted net tangible book value per ordinary share to new investors in the offering	$4.321

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2025, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share and per ordinary share paid before deducting underwriting discounts, non-accountable expense allowance and other estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration			Average Price per Ordinary Share
	Number	Percent	Amount		Percent
Existing shareholders	13,750,000	84.62%	US$	1,375	0.01%	US$	0.0001
New investors	2,500,000	15.38%	US$	12,500,000	99.99%	US$	5.00
Total	16,250,000	100.00%	US$	12,501,375	100.00%	US$	0.77

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ordinary shares and other terms of this offering determined at pricing.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Yi Feng Holdings Ltd., or YF Holdings, was incorporated in the Cayman Islands in July 2025 under the Companies Act as an exempted company with limited liability. Prior to a group reorganization, our group comprised of our operating subsidiaries in Hong Kong, Yi Feng M&E, a private company limited by shares under the laws of Hong Kong, and MCF Engineering, a private company limited by shares under the laws of Hong Kong. For the purpose of our initial public offering, we completed a group reorganization to consolidate our operating subsidiaries in Hong Kong under YF Holdings.

YF Hong Kong (formerly named Elephant Enterprise Management Limited) was incorporated in October 2022, with 100% of its equity interest initially held by Yi Feng (HK) Industrial Limited, or Yi Feng Industrial, of which Mr. Zefeng Zeng was the sole owner. In May 2025, Yi Feng Industrial transferred its 100% equity interest in YF Hong Kong to Mr. Zeng. In June 2025, Mr. Zeng transferred an aggregate of 24% equity interest in YF Hong Kong to four other individual shareholders. In January 2025, YF Hong Kong subscribed for 51% of the equity interest in Hoi Shing Limited, a private company limited by shares under the laws of Hong Kong. Hoi Shing Limited remained dormant since incorporation. In May 2025, YF Hong Kong disposed of its 51% equity interest in Hoi Shing Limited to an independent third party at nominal consideration.

MCF Engineering was incorporated in Hong Kong in April 2024, with 100% of its equity interest initially held by Mr. Chi Fung Mok. On April 13, 2024, Mr. Mok transferred 60% of MCF Engineering’s equity interest to YF Hong Kong and the remaining 40% to Ho Hin Chan, an unaffiliated individual.

Yi Feng M&E was incorporated in Hong Kong in July 2023, with 70% of its equity interest held by Zefeng Zeng and 30% of its equity interest held by Kin Leung Yau. In September 2024, Yi Feng M&E and a non-controlling shareholder incorporated Yi Cheng Engineering Limited in Hong Kong. Upon incorporation, Yi Feng M&E owned 51% of the equity interest, and the remaining 49% was owned by the non-controlling shareholder. In January 2025, Yi Feng M&E acquired the remaining 49% equity interest of Yi Cheng Engineering Limited from the non-controlling shareholder at nominal consideration. Yi Cheng Engineering Limited remained dormant since incorporation. In May 2025, Yi Feng M&E disposed of 100% of the equity interest of Yi Cheng Engineering Limited to an independent third party for a consideration of $7,692.

In June 2025, Mr. Zeng acquired the remaining 30% of Yi Feng M&E’s equity interest from Kin Leung Yau, and subsequently YF Hong Kong acquired 100% of the equity interests of Yi Feng M&E from Mr. Zeng at nominal consideration, after which Yi Feng M&E became a wholly owned subsidiary of YF Hong Kong.

As part of our reorganization, YF BVI was incorporated in the BVI in August 2025 as a wholly owned subsidiary of YF Holdings. In August 2025 YF BVI acquired 100% of the equity interests of YF Hong Kong from Mr. Zefeng Zeng and other former shareholders of YF Hong Kong at nominal value.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted in Hong Kong by our operating subsidiaries, Yi Feng Construction M&E Limited and MCF Engineering Company Limited. We have been engaged in our operation in the construction industry since 2023, mainly as subcontractors. As a subcontractor, we provide our customers with (i) civil engineering work services, including permanent electrical engineering works, temporary electrical and plumbing systems, and vertical material handling services, and (ii) steel cutting services. We are also engaged in recyclable steel sales. The Company generally provides construction services as a subcontractor to other general construction contractors in Hong Kong.

Our customers are generally main contractors or subcontractors of various building and infrastructure construction projects in Hong Kong and the ultimate owners of the projects undertaken by us mainly include property developers in Hong Kong as well as the Hong Kong government.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by various factors, including those set out below:

Economic, political, and social conditions in China and Hong Kong, as well as its government policies, laws, and regulations

Our key operations are in Hong Kong only. However, due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by the political, economic, and social conditions in the PRC generally and by the continued economic growth in China as a whole.

Hong Kong is a Special Administrative Region of the PRC, and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely the Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Competition from other players in the market

We generally secure our engineering projects after undergoing a tendering process. We submit quotation or tender price for a project that is based on our project cost estimate and a mark-up margin. The construction industry in Hong Kong is highly competitive, and it is often the case that multiple of our competitors bid for the same project that we do, and our prospective clients generally look for a few quotations from several service providers alongside us to make comparison and negotiation. We thus generally scale down our mark-up margin to be submitted to the project owner when competition for a project is perceived to be intense, and hence, the operating profit margin and our results of operation may be adversely affected.

Cost control and management

Our cost of revenues mainly comprised (i) cost of materials and (ii) direct labor costs. Although we determine our project prices based on a cost-plus method with reference to estimated time and cost to be involved in a project, the actual time and costs incurred in completing our projects may be adversely affected when market conditions change or there are adverse weather conditions, labor shortage, project delay or unforeseeable adverse site conditions. Therefore, any failure to control and manage the cost and time involved in a project may give rise to delays in completion of work and/or cost overruns, which in turn may materially and adversely affect our financial condition, profitability, and liquidity.

Our ability to attract new customers and secure new projects

Our success depends in large part upon widespread recognition of the quality, safety, and timeliness of our services by our customers. In order to attract new customers and continue to expand our customer base, we must appeal to and attract customers who identify with our project management expertise. In addition, our projects are non-recurrent in nature, and our future success depends in part on our ability to increase our project backlog over time. If we are unable to timely secure sufficient new projects when existing projects are completed, our turnover and, hence, results of operations may have a material decline and we may also suffer from higher staff turnover.

Shortage of labor, industrial actions, strikes or material increase in labor costs

We rely on a stable workforce, to carry out construction work for our projects. In particular, workers with various skills and expertise are required for each project to complete the work. Industrial actions of any one discipline may disrupt the progress of the construction work. There is no assurance that industrial actions or strikes will not be launched or there will be sufficient supply of labor in the future. Such industrial actions, strikes or material shortage of labor may adversely impact our business performance, profitability and results of operation. Moreover, the economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that the labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control the labor costs or pass on these increasing labor costs, our financial condition and results of operations may be adversely affected.

Collectability and timing of collection of our trade receivables and retention receivables

We normally receive progress payments from our customers on a regular basis with reference to the value of work done, and a portion of such payment, which is in general up to 10% of each interim payment, and up to a maximum limit of 5% of the contract sum, is usually withheld by our customers as retention money, and normally, half will be remitted to us after completion of our work and the remaining will be remitted to us upon the expiry of the defects liability period according to the contract terms. Accordingly, we are subject to considerable credit risk, and there can be no assurance that the retention money or any future retention money will be remitted by our customers to us on a timely basis and in full. Any late payment, whether arising from payment practice of our customers or delay in completion of our projects, may adversely affect our future liquidity position.

Income and profits taxes

Cayman Islands

The Company is incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

BVI

We own Yi Feng Holdings Group Limited, which is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

We own Yi Feng Construction M&E Limited and MCF Engineering Company Limited, our operating subsidiaries, through Yi Feng Holdings Limited, which is incorporated in Hong Kong and is subject to Hong Kong profits tax at a two-tiered rate of 8.25% for the assessable profits of first HK$2 million and 16.5% for the remaining assessable profits. Under Hong Kong tax law, Yi Feng Construction M&E Limited and MCF Engineering Company Limited are exempted from income tax on its foreign-derived income, and there is no withholding tax in Hong Kong on remittance of dividends.

New accounting standards

See the discussion of the changes of accounting standards contained in Note 2 to the consolidated financial statements, “Adoption of new accounting standard”.

Results of Operations

Year ended June 30, 2025, compared to year ended June 30, 2024

The following table sets forth a summary of our consolidated results of operations for the years indicated, both in absolute amount and as a percentage of year-on-year growth. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended June 30,
	2025	2024	% of change
Contract revenues	$3,404,270	$266,415	1,178%
Contract revenues – related parties	4,363,855	256,273	1,603%
Cost of contract revenues	(6,168,094)	(452,771)	1,262%
Gross profit	1,600,031	69,917	2,188%

Operating expenses
Selling and marketing expenses	—	(2,564)	(100)%
General and administrative expenses	(340,380)	(31,108)	994%
Total operating expenses	(340,380)	(33,672)	911%

Operating income	1,259,651	36,245	3,375%

Other income
Interest income	507	4,080	(88)%
Gain on disposal of a subsidiary	7,038	—	N/A
Total other income	7,545	4,080	85%

Income before taxes	1,267,196	40,325	3,042%
Provision for income taxes	(218,699)	(3,816)	5,631%
Net income	1,048,497	36,509	2,772%

Contract revenues

Our contract revenues increased from $522,688 (of which $256,273 were generated from related parties) for the year ended June 30, 2024 to $7,768,125 (of which $4,363,855 were generated from related parties) for the year ended June 30, 2025. The contract revenues increase was principally due to the increasing number of projects we were involved in.

The following table sets out our contract revenues generated from different services during the two years ended June 30, 2025:

	For the years ended June 30,
	2025	2024	% of change
Contract revenues
Civil engineering work services	$6,917,509	$522,688	1,223%
Steel cutting services	459,012	—	N/A
Recyclable steel sales	391,604	—	N/A
Total	7,768,125	522,688	1,386%

Civil engineering work services as a source of our contract revenues gained traction during the year ended June 30, 2025, and represented 89% of our contract revenues during the fiscal year 2025, as compared to 100% of total revenues during fiscal year 2024. Revenues from civil engineering work services grew by 1,223% to $6,917,509 for the year ended June 30, 2025, from $522,688 for the year ended June 30, 2024. We performed 12 construction projects in fiscal year 2025, as compared to 4 construction projects in fiscal year 2024. Our construction projects generally had a construction period of 1 to 5 years.

On the other hand, the Company was involved in steel cutting services in fiscal year 2025. Under project agreements, ownership of scrap steel is transferred to the Company upon competition of steel cutting works. The Company subsequently sells the scrap steel, and the proceeds from these sales are recognized as revenue. This arrangement reflects a common practice in construction projects where reusable materials are recovered and monetized, contributing to the overall project revenue.

Cost of contract revenues

Our cost of contract revenues increased from $452,771 for the year ended June 30, 2024 to $6,168,094 for the year ended June 30, 2025. This increase was generally in line with the increase in revenue while the increase in direct labor costs and cost of material cost for the year ended June 30, 2025 was mainly attributable to the increase in the amount of works performed by us in our existing projects during the year ended June 30, 2025.

The following table sets out our cost of contract revenues generated from different services during the two years ended June 30, 2025 and June 30, 2024:

	For the years ended June 30,
	2025	2024	% of change
Cost of contract revenues
Civil engineering work services	$5,546,157	$452,771	1,125%
Steel cutting services	231,055	—	N/A
Recyclable steel sales	390,882	—	N/A
Total	6,168,094	452,771	1,262%

Gross profit and gross profit margin

Our gross profit increased by 2,188% to $1,600,031 for the year ended June 30, 2025, from $69,917 for the year ended June 30, 2024. Our gross profit margin increased to 21% for the year ended June 30, 2025, from 13% for the year ended June 30, 2024. The increase in gross profit margin can be attributed to the strong performance of our civil engineering projects. Such projects experienced a significant increase in revenue, but without a corresponding proportionate increase in the associated costs of revenue due to our management’s implementation of effective cost control measures.

The following table sets out the gross profit and gross profit margin by sector for the years ended June 30, 2025 and 2024, respectively:

	For the years ended June 30,
	2025		2024
	Gross Profit	Gross Profit Margin (%)	Gross Profit	Gross Profit Margin (%)
Gross profit and margin
Civil engineering work services	$1,371,352	18%	$69,917	13%
Steel cutting services	227,957	3%	—	N/A
Recyclable steel sales	722	0%	—	N/A
Total gross profit	$1,600,031	21%	$69,917	13%

General and administrative expenses

Our general and administrative expenses increased from $31,108 for the year ended June 30, 2024 to $340,380 for the year ended June 30, 2025, principally due to the increase of staff costs and provision for expected credit losses. As we had more projects on hand and increased in corporate size, we recruited more employees.

Gain on disposal of a subsidiary

On September 26, 2024, Yi Feng M&E and a non-controlling shareholder incorporated Yi Cheng Engineering Limited. Upon incorporation, Yi Feng M&E owned 51% of the equity interest, and the remaining 49% was owned by the non-controlling shareholder. Yi Feng M&E and the non-controlling shareholder contributed share capital of $654 and $627, respectively. On January 16, 2025, Yi Feng M&E acquired the remaining 49% equity interest of Yi Cheng Engineering Limited from the non-controlling shareholder for a consideration of $0.1. On May 9, 2025, Yi Feng M&E disposed of 100% of the equity interest of Yi Cheng Engineering Limited to an independent third party for a consideration of $7,692. Yi Cheng Engineering Limited remained dormant since incorporation, and as a result of the transaction, a gain on disposal of a subsidiary of $7,038 was recognized as other income in the audited consolidated statements of operations for the year ended June 30, 2025.

Provision for income taxes

The Company is not subject to any income tax in the Cayman Islands and the BVI pursuant to the rules and regulations in those jurisdictions, but our operating subsidiaries, Yi Feng Construction M&E Limited and MCF Engineering Company Limited, are subject to Hong Kong profits tax. Provision for income taxes was $218,699 for the year ended June 30, 2025, sharply increased by 5,631% from $3,816 for the year ended June 30, 2024. Effective tax rate for the years ended June 30, 2025 and 2024 was 17.26% and 9.46%, respectively.

Net income

As a result of the forgoing, we reported a net income of $1,048,497 for the year ended June 30, 2025, as compared to $36,509 for the year ended June 30, 2024, an increase of $1,011,988, or 2,772%. Such increase was mainly attributable to the increase in revenue from civil engineering work services.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Our use of cash was primarily related to the payment of labor costs and various operating expenses. We have historically financed our operations primarily through a combination of cash generated from our construction works operations and related parties’ advances, which have historically been sufficient to meet our working capital and capital expenditure requirements.

We believe that our existing cash at banks, contracts on hand, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this prospectus. We have carefully formulated future strategic plans to grow our business after obtaining funding from this offering, which will enable us to undertake more construction projects. We plan to deploy proceeds from this offering in acquiring additional plant and machinery and expanding our workforce. In addition, in the event of insufficient liquidity to meet our current obligations, the Company may consider plans to raise capital by offering additional shares or tapping into an appropriate capital market.

Years ended June 30, 2025 and 2024

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended June 30,
	2025	2024
Cash and cash equivalents at the beginning of the year	$926,988	$—
Net cash used in operating activities	(975,425)	(199,885)
Net cash used in investing activities	(23,163)	—
Net cash provided by financing activities	561,428	1,126,873
Cash and cash equivalents at the end of the year	489,828	926,988

Operating activities

Our cash inflow from operating activities was principally from receipt of progress payments from customers. Our cash outflows from operating activities were principally due to the payments for purchase of materials from suppliers, direct labor cost and administrative and other operating expenses.

Net cash used in operating activities, as reflected in the consolidated statements of cash flows, was $199,885 during the year ended June 30, 2024, which increased to $975,425 during the year ended June 30, 2025, representing an increase of 388%. Such increase was due primarily to (i) an increase in total accounts receivable of $1,249,271; (ii) an increase in total contract assets of $1,031,855 and (iii) an increase in total retention receivable of $431,370.

Investing activities

For the years ended June 30, 2025 and 2024, cash used in investing activities was $23,163 and nil. Cash used in investment activities was for vastly for the purchase of leasehold improvement to support our business needs.

Financing activities

For the year ended June 30, 2025, net cash provided by financing activities was $561,428. Cash provided by financing activities of $773,595 was the financing from related parties during the fiscal year 2025, while cash used in financing activities included repayment of related parties of $4,506 and payments of deferred IPO costs of $207,661.

For the year ended June 30, 2024, net cash provided by financing activities was $1,126,873. Cash provided by financing activities of $1,172,154 was the financing from related parties and settlement of subscription receivables of $1,282 during the fiscal year 2024, while cash used in financing activities was repayment to a related party of $46,563.

Capital Expenditures

We did not incur any significant capital expenditure for the years ended June 30, 2025 and 2024.

Off-Balance Sheet Arrangements

For the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or for some other contractually narrow or limited purpose.

Current Assets and Current Liabilities

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	For the years ended June 30,
	2025	2024
Current assets
Cash	$489,828	$926,988
Accounts receivable, net	244,843	33,146
Accounts receivable – a related party, net	1,095,207	79,227
Contract assets, net	1,002,149	146,404
Contract assets – a related party, net	307,988	149,223
Other receivables, net	48,116	16,137
Due from related parties, net	21,649	40,837
	3,209,780	1,391,962

Current liabilities
Accounts payable	39,262	18,540
Accrued liabilities and other payables	609,147	178,405
Due to a related party	1,916,182	1,166,674
Income tax payable	222,515	3,816
Lease liabilities, current	62,211	—
Total current liabilities	2,849,317	1,367,435

Net current assets	360,463	24,527

Accounts receivables

Accounts receivables represented receivables from our customers arising from our contract work. We generally grant our customers a credit period of 30 days, depending on their reputation and transaction history. Our total accounts receivable increased from $112,373 for the year ended June 30, 2024 to $1,340,050 for the year ended June 30, 2025, which is due primarily to the increase in the amount of works performed by us in our existing projects.

Contract assets

Contract assets represented our rights to considerations from customers for the provision of services, which arise when we completed the relevant services under such contracts. Any amount previously recognized as a contract asset is reclassified to accounts receivables at the point at which it becomes unconditional. Our total contract assets increased from $295,627 for the year ended June 30, 2024 to $1,310,137 for the year ended June 30, 2025.

Accrued liabilities and other payables

Our accrued liabilities and other payables primarily consisted of accrued audit fee and direct labor costs. Our accrued liabilities and other payables increased from $178,405 as of June 30, 2024 to $609,147 as of June 30, 2025.

Due to a related party

Our amount due to a related party is non-trade in nature, unsecured, repayable on demand and non-interest bearing. During the years ended June 30, 2025 and 2024, such amounts represented cash advanced by our shareholder to the Company for the purpose of providing general working capital to us. As of June 30, 2025 and 2024, $1,916,812 and $1,166,674, respectively, were due to Zefeng Zeng, a related party.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Credit risk relates to the risk that the counterparty to a financial instrument would fail to discharge its obligations under the terms of the financial instrument and cause a financial loss to us.

Assets that potentially subject us to a significant concentration of credit risk primarily consist of cash, accounts receivable, retention receivable and other current assets. We believe that there is no significant credit risk associated with cash, which was held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately $102,564) if the bank with which an individual/company holds its eligible deposit fails.

In respect of accounts receivable, individual credit evaluations are performed. These evaluations focus on the past history of making payments when due and current ability to pay and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. We do not require collateral from customers.

Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers. As of June 30, 2025 and 2024, 100% of the total accounts receivable, retention receivable and contract assets were due from our four customers.

Foreign currency risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to $, our exposure to foreign exchange fluctuations is minimal.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years ended June 30, 2025 and 2024.

Significant Accounting Policies and Estimates

Significant accounting policy is both material to the presentation of consolidated financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on financial condition or results of operations. Accounting estimates and assumptions may become critical when they are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Significant accounting estimates are estimates that require us to make assumptions about matters that were highly uncertain at the time the accounting estimate were made and if different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely occur from period to period, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Significant accounting policy and accounting estimates is as follows:

Revenue recognition

Revenue from contracts with customers

The Company follows the rules and guidance set out under ASC 606, when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets. The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company derives its revenue from three sources: (i) civil engineering work services; (ii) steel cutting services; and (iii) recyclable steel sales.

(i) Civil engineering work services

The Company’s civil engineering work services primarily include: (i) permanent electrical engineering works, comprising the design, supply, installation, testing, and commissioning of permanent electrical systems necessary for residential, commercial, industrial, and public infrastructure developments; (ii) temporary electrical and plumbing systems, which involve the design, installation, maintenance, and dismantling of temporary site utilities during the construction period; and (iii) vertical material handling services, including the installation, operation, and dismantling of tower cranes and material hoists.

The Company is the principal in these contracts because (i) it has primary responsibility for satisfying the performance obligations; (ii) the contract price is negotiated directly with customers; and (iii) it bears inventory and performance risk during the contract period until services are transferred, as it procures, manages, and utilizes the required materials, labor, and subcontracted services to fulfill the contracts.

Contracts that include civil engineering work services are accounted for as a single performance obligation under ASC 606, Revenue from Contracts with Customers, because the services are not distinct. The services are highly interrelated, and the contracts include a significant service of integrating the various activities into the combined output contracted by the customer.

Generally, 5% to 10% of the billed amount is withheld by customers as retention receivable to ensure the works meet contractual criteria. Retention receivable is generally collected range from 1 to 2 years after completion of works. There are no additional services provided to customers during the retention period. The retention mechanism only serves to ensure that the completed works meet the contractual criteria; therefore, such warranty is not accounted for as a separate performance obligation. Historically, the Company has incurred minimal costs during the retention period and does not expect significant liabilities to arise; accordingly, no provision has been recorded.

Revenue is recognized over time due to the continuous transfer of control to the customer. The Company applies the cost-to-cost input method, using the ratio of actual costs incurred to total estimated costs to measure progress, as this method reasonably reflects performance toward satisfying obligations. Contract costs typically include direct labor, subcontracting fees, and materials. Changes in estimated costs to complete contracts are recognized on a cumulative catch-up basis in the period of change. Such changes can occur routinely over the contract term due to changes in scope, unanticipated costs, delays, or progress that differs from original expectations. When the outcome of a contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceed the consideration to be received, the Company accrues the entire estimated loss in the period the loss becomes known.

The timing of revenue recognition generally differs from the unconditional right to payment, which depends on contractual milestones and results in contract assets and contract liabilities.

The typical length of civil engineering work services can range from 1 to 5 years, depending on the size and complexity of the project. The Company assesses that there is no significant financing component in these contracts.

As of June 30, 2025 and 2024, the Company had transaction price allocated to remaining performance obligations for civil engineering work services amounting to $5,658,774 and $9,378,292, respectively.

(ii) Steel cutting services

The Company’s steel cutting services primarily include: (i) systematic dismantling, which involves the safe removal of steel structures in reverse order of installation, with an emphasis on preserving reusable components and minimizing disruption to the construction schedule; and (ii) disposal and recycling, which includes the removal and recycling of scrap metal in compliance with environmental regulations and project waste management protocols. Steel cutting utilizes service contracts that are commodity-based.

The Company is the principal in these contracts because (i) it has primary responsibility for satisfying the performance obligations; (ii) the contract price is negotiated directly with customers; and (iii) it bears inventory and performance risk during the contract period until services are transferred, as it procures, manages, and utilizes the required labor to fulfill the contracts.

Contracts that include steel cutting services are accounted for as a single performance obligation under ASC 606, Revenue from Contracts with Customers, because the services are not distinct. The services are highly interrelated, and the contracts include a significant service of integrating the various activities into the combined output contracted by the customer.

Revenue is recognized over time due to the customers simultaneously receive and consume the benefits of the Company’s performance. The Company applies the cost-to-cost input method, using the ratio of actual costs incurred to total estimated costs to measure progress, as this method reasonably reflects performance toward satisfying obligations. Contract costs typically include direct labor. Changes in estimated costs to complete contracts are recognized on a cumulative catch-up basis in the period of change. Such changes can occur routinely over the contract term due to changes in volume, unanticipated costs, delays, or progress that differs from original expectations. When the outcome of a contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceed the consideration to be received, the Company accrues the entire estimated loss in the period the loss becomes known.

The timing of revenue recognition generally differs from the unconditional right to payment, which depends on contractual milestones and results in contract assets and contract liabilities.

The typical length of steel cutting services generally ranges within 2 years. The Company assesses that there is no significant financing component in these contracts.

As of June 30, 2025 and 2024, the Company had transaction price allocated to remaining performance obligations for steel cutting services amounting to $634,791 and Nil, respectively.

(iii) Recyclable steel sales

The Company generates revenues from spot sales of recyclable steel. Revenue from these sales contracts is recognized when the steels are sold and delivered to a location designated by its customers at market-based prices.

Use of estimates

The preparation of the consolidated financial statements in conformity with the US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the contract revenue and budgeted costs. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Adoption of new accounting standard

In November, 2023, the FASB issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting (“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on July 1, 2024, which was applied retrospectively to all prior periods presented. See Note 22 to the consolidated financial statements for further information.

INDUSTRY OVERVIEW

All information and data presented in this section are derived from the F&S Report unless otherwise stated. Frost & Sullivan has advised us that all statistical and graphical information in this section is derived from its databases and other sources. In addition, the following discussion contains projections for future growth, including, but not limited to, compound annual growth rate projections. Any projections of future growth used or calculated within this section may or may not occur; if occurred, any projections of future growth may or may not occur at the projected rates.

We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect.

Gross Value of Construction Work Performed IN HONG KONG

According to the Census and Statistics Department of Hong Kong, the gross value of construction work performed in Hong Kong by broad trade group has seen a slight increase from approximately HKD127.1 billion in 2020 to around HKD154.9 billion in 2024, representing a CAGR of 5.1%. However, a recession in 2020 as a result of social unrest and the COVID-19 pandemic led to: (i) the suspension of construction activities; and (ii) global lockdowns that impacted the supply of raw materials, causing delays in ongoing projects and the initiation of new ones in Hong Kong. Nevertheless, the Hong Kong government is eager to stimulate economic growth through infrastructure development, including the Kwun Tong North (KTN) and Fanling North (FLN) New Development Areas (NDA), as well as the Kau Yi Chau Artificial Island under the Lantau Tomorrow Vision, which we believe will promote future growth in the construction industry.

____________

Note:

1.       Gross value of construction works in nominal terms.

2.       Construction works at locations other than sites include both non general trades and special trades that are performed on non-construction sites. General trades include decoration, repair and maintenance, and construction works at minor works locations such as site investigation, demolition, and structural alteration and addition works. Special trades include carpentry, electrical equipment, ventilation, gas and water fitting installation and maintenance etc.

3.       Construction works of structure & facilities refer to the construction works that are performed at transport, other utilities & plant, environment and sports & recreation.

Source: Census and Statistics Department of Hong Kong, Frost & Sullivan

OVERVIEW OF ELECTRICAL WORKS MARKET IN HONG KONG

Electrical Works refers to the installation, commissioning, inspection, testing, maintenance, modification or repair of a low voltage or high voltage fixed electrical systems and include the supervision and certification of the work. The works can be further segmented into the following categories:

•        Electrical Wiring:    Installing and configuring wiring systems.

•        General Electrical Installation:    Broad setup of electrical components and systems.

•        Electrical Control and Power Panel Assembly:    Building and installing control panels, switchboards, and related systems.

Market Size

The market for electrical works in Hong Kong has experienced robust growth, driven by the need for infrastructure upgrades, retrofitting of aging systems, and the adoption of smart technologies. The total market output value reached HKD9.7 billion in 2024, with a CAGR of 8.7% from 2020 to 2024, and is projected to grow further to HKD1.3 billion by 2029, at a steady CAGR of 6.7% from 2025 to 2029. Both private and public sectors are also benefiting from heightened adoption of electrical infrastructure such as electrical vehicle port, renewable energy solutions like solar panels and battery storage, and compliance-driven retrofitting under initiatives such as the Mandatory Building Inspection Scheme. These trends ensure sustained growth in the electrical works market, with public-sector projects narrowing the gap with private-sector demand by 2029.

Source: Frost & Sullivan

Market Outlook

The electrical works market in Hong Kong could potentially benefit from the following growth drivers:

•        Robust Demand for Repair and Maintenance.    Hong Kong has been grappling with issues related to aging electrical infrastructure. The recent series of power outages in Hong Kong, especially in densely populated areas, highlights the pressing need for infrastructure upgrades in the city’s electrical systems. Notable incidents include a high-voltage cable failure in Tsing Yi in 2024 that affected hundreds of users, an abrupt blackout in Wong Tai Sin in 2024 that left over two thousand users without power due to a faulty system, and a power outage in Sham Shui Po in 2022 that caused widespread electricity disruptions. These incidents underscore the urgent need for comprehensive electrical infrastructure upgrades, particularly in older districts where systems are prone to failure. Besides, many in-building electrical systems, such as lighting, power distribution, and fire safety systems, are reaching the end of their lifecycle in older residential, commercial, and industrial buildings. These systems often require replacement, upgrading, or retrofitting to comply with modern safety and energy efficiency standards. The Mandatory Building Inspection Scheme requirements, governed by statutory codes, further drive demand for repair and maintenance work to ensure compliance with safety regulations.

•        Technological Advancement in Electrical Works.    Technological advancements are a significant driver and trend in the Electrical Works market, as the adoption of smart building systems, renewable energy solutions, and the Internet of Things (IoT) continues to grow. Smart technologies, such as automated lighting systems, energy management platforms, and advanced security systems, are increasingly integrated into residential, commercial, and industrial buildings, driving demand for skilled electrical contractors to install and maintain these systems. Additionally, the rise of electric vehicle (EV) infrastructure, including charging stations, and the incorporation of renewable energy systems like solar panels and battery storage are reshaping the landscape of electrical works.

•        Smart City Initiatives.    The development of smart infrastructure, such as intelligent street lighting, smart grids, and urban data networks, requires sophisticated electrical systems and skilled contractors for installation and maintenance. Smart buildings, equipped with features like automated energy management systems, IoT-enabled devices, and advanced security systems, are becoming increasingly common in new developments and retrofitting projects.

OVERVIEW OF TEMPORARY ELECTRICAL WORKS MARKET IN HONG KONG

Temporary electrical works refers to electrical installations or systems set up for a limited duration to serve specific purposes, typically at construction sites, events, or temporary facilities. These works provide power for tools, lighting, or equipment during activities like construction, maintenance, or public gatherings, and are dismantled once the purpose is fulfilled. Key characteristics of temporary electrical works include:

•        Purpose:    Supply electricity for short-term needs, such as powering construction equipment, temporary lighting for events (e.g., festivals, concerts), or emergency setups;

•        Design:    Systems are often modular, portable, and designed for easy installation and removal. Examples include temporary power distribution boards, portable generators, or cabling for site offices;

•        Safety and Compliance:    Must adhere to local electrical codes and safety standards (e.g., BS 7671 in the UK or NEC in the US). This includes proper grounding, insulation, and protection against environmental factors like weather; and

•        Applications:    Common in construction sites (for cranes, hoists, or worker facilities), film sets, outdoor markets, or disaster relief operations.

Market Size

The temporary electrical works market in Hong Kong has seen significant growth due to the ongoing construction and infrastructure development, stringent electrical standards, and ring demand for temporary power solutions. In 2024, the total market output value reached HKD2.4 billion, reflecting a CAGR of 9.2% from 2020 to 2024. With the rising demand for temporary power solutions and need for specialized temporary electrical works amid stringent regulations and standard, it is expected to grow to HKD3.3 billion, with a CAGR of 7.2% from 2025 to 2029.

Source: Frost & Sullivan

Market Outlook

The temporary electrical works market in Hong Kong could potentially benefit from the following growth drivers:

•        Rising demand for temporary power solutions.    The demand for temporary power solutions in Hong Kong, a key driver of temporary electrical works, is driven by the need for reliable, safe, and efficient electricity to support short-term activities, primarily in construction, events, and emergency situations. With the continued development of the construction industry, temporary power solutions are vital for powering heavy machinery like cranes, excavators, and compactors used in site preparation and building projects. These solutions also supply electricity to temporary site offices, worker accommodations, and welfare facilities, including lighting, air conditioning, and communication systems, typically through portable generators or temporary distribution boards. Construction sites, especially those operating at night or in Hong Kong’s dense urban environment, also require temporary lighting to ensure safety and productivity, necessitating compliant electrical setups to meet local standards.

•        Need for specialized temporary electrical works amid stringent regulations and standard.    The strict regulations enforced by Hong Kong Electrical and Mechanical Services Department, including the Electricity Ordinance and New Cable Color Code training requirements, significantly increase the demand for temporary electrical works by mandating that only registered electrical workers and contractors perform these installations. This regulatory framework necessitates specialized services and a skilled labor force, as compliance with safety and technical standards is non-negotiable, particularly for construction projects, events, and emergency setups. On the other hand, Hong Kong’s emphasis on high reliability, exemplified by HK Electric’s 99.999% supply reliability since 1997, extends to temporary electrical systems, requiring robust and meticulously designed installations to prevent disruptions in high-stakes environments like major infrastructure projects, namely highway expansion or railway developments. As a result, the need for compliant, high-quality temporary electrical works drives demand for certified professionals, specialized equipment, and services tailored to meet stringent standards, ensuring safety and uninterrupted power supply across diverse applications.

OVERVIEW OF IRONWARE WELDING PROCESSING WORKS MARKET IN HONG KONG

Ironware works refers to the processes and activities involved in the manufacturing, fabrication, and processing of iron and other metal materials to create a wide range of products and structures. These include the production of steel frames, iron meshes, metal pipes, and various other metal components. Ironware fabrication involves several key steps, including cutting, bending, shaping, and assembling metal materials to meet specific design requirements, which are commonly used in construction, infrastructure, industrial manufacturing, and other sectors where durable and strong metal structures are required.

Welding processing works is a process that involves the joining of metal components by heating or applying pressure, or a combination of both, to create a strong and permanent bond. This process is integral to the fabrication and repair of metal structures and components that can be performed using various techniques, including arc welding, gas welding, laser welding, and resistance welding, etc. Each of these techniques is suitable for different types of metals and applications. Welding processing works are widely used in the construction, automotive, aerospace and manufacturing industries, where their quality and integrity are critical to the durability, safety and functionality of the final product. In the construction industry, welding processing works are commonly used in the construction and maintenance phases of large-scale infrastructures, public utilities, commercial buildings, industrial facilities and private housing.

Ironware and Welding Processing Works

Segmentation by End Uses

Ironware and Welding Processing Works

End Use	Description
Steel Structure Manufacturing and Installation	Used to connect various parts of a steel structure, such as steel beams, steel columns and trusses, to ensure the stability and safety of the structure.
Building Decoration and Curtain Wall	Used in the manufacturing and installation of various metal components, including stainless steel curtain walls, railings, handrails, doors and windows, which are designed to meet stringent requirements for structural strength, aesthetic appeal and durability.
Infrastructure Construction	Used in the manufacturing and installation of all kinds of pipelines, stents and equipment foundations, which are commonly used in the construction of bridges, foundations, railways, tunnels and waterworks.
Building Maintenance and Repair	Used for connecting new steel components or repairing damaged welds in ageing building structures, piping system reinforcement and repair.
Prefabricated Assembly Building	Prefabricated components such as steel frames, floor slabs, staircases, fences, gates, etc. are manufactured in factories using burnishing and welding techniques and then transported to the construction site for assembly.

Source: Frost & Sullivan

Market Size

The output value of Hong Kong’s ironware and welding process works has increased from HKD856.0 million in 2020 to HKD1.1 billion in 2024, which corresponds to a CAGR of approximately 7.0% during 2020 to 2024, mainly attributed to the steady growth of construction works at construction sites in Hong Kong during 2020 to 2024, with a CAGR of 7.8%, and heightened demand for structural metal components in commercial and infrastructure projects, coupled with rising input costs driven by Hong Kong’s position as one of the world’s most expensive construction markets, where higher costs of raw materials, labor, and other expenses, led to a corresponding rise in the overall value of ironware and welding works.

In the future, the market is projected to keep expanding with a CAGR of 6.3% between 2025 and 2029, when total output value is forecast to reach HKD1.5 billion. The government’s pro-growth policies, including the streamlining of land supply procedures, the provision of incentives for urban renewal and rehabilitation, ongoing investment in public infrastructure and the promotion of technological innovation in the welding sector, are expected to drive growth in the Hong Kong market for ironware and welding processing works.

Source: Frost & Sullivan

Market Outlook

The market for ironware and welding processing works in Hong Kong could potentially benefit from the following growth drivers:

•        Steady New Build and Urban Rehabilitation Demands.    Hong Kong’s future land and infrastructure development includes comprehensive construction requirements for tunnels, railroads, bridges and buildings, etc. The broad application of welding technology in these areas, coupled with the surge in new construction projects (such as the Northern Metropolis, the Ten-Year Hospital Initiative, and ongoing railroad development, etc.), has led to a continuous and steady demand for ironmongery and welding services. With regard to the maintenance of existing buildings, the URA promotes a preventative approach through the Integrated Building Rehabilitation Assistance Scheme (IBRAS), which provides a single point of coordination for maintenance services. These works include structural reinforcement, fire safety upgrading, replacement of piping systems, repair of window frames/door frames/elevator supports, etc., which involves the removal and replacement of a large number of aged metal components. Concurrently, the Hong Kong Water Supplies Department is scheduled to undertake waterworks construction and rehabilitation projects with a combined value exceeding $10 billion over the next five years, necessitating a substantial volume of pipe and component welding works. Consequently, the ongoing demand for urban development and rehabilitation is expected to drive continued growth in the ironware and welding market in Hong Kong.

•        Advancements of Technology Driven by Downstream Application.    Downstream application advancements drive significant welding technology improvements. The Hong Kong Government has deployed high-strength steel extensively in major infrastructure projects such as the Cross Bay Link, Tseung Kwan O and the Fanling Bypass (Eastern Section), primarily for its higher tensile strength, better corrosion resistance, and lighter weight. This adoption increases welding complexity and raises welder skill requirements, driving process precision and prompting expanded industry training. Concurrently, the government promotes MiC modules given their construction quality stability, process efficiency, and notable environmental benefits. The Development Bureau and Construction Industry Council project Hong Kong’s total MiC floor space will reach approximately 250,000m² by 2030. To further boost efficiency and reduce manual labor, the industry is adopting automated welding technologies like welding robots and AI robotic arms. These support steel framework fabrication, component connection, and structural reinforcement. Overall, downstream demand for innovative materials will propel continuous advancements in welding technologies and techniques.

OVERVIEW OF VERTICAL MATERIAL HANDLING SERVICES MARKET IN HONG KONG

Vertical material handling services refers to the end-to-end provision, installation and operational management of mechanical lifting appliances, commonly known as Material Hoists, that convey construction materials in a straight, vertical path between ground level and upper working platforms.

According to the Safety Points for Material Hoists published by the Occupational Safety and Health Council of Hong Kong, installing and operating these material hoists in Hong Kong are subject to key statutory features. It includes a fully enclosed hoistway to prevent workers or loose objects from coming into contact with moving parts; robust landing gates on every floor, normally at least two meters high, fitted with electrical interlocks that disable hoist movement while any gate is open; an upper-travel limit switch together with an independent overspeed or fall-arrest device that stops the cage if it exceeds its design height or suffers mechanical failure; and spring-loaded, clearly labelled control levers that guard against inadvertent activation. Before first commissioning, and thereafter at the prescribed intervals, the installation must be load-tested, thoroughly examined and certified by a competent examiner with a valid statutory certificate kept on site. These regulatory safeguards are regarded as integral to the scope of vertical material-handling services and are routinely bundled into service providers’ offerings alongside equipment rental, erection, dismantling and on-site operation.

Service providers of material hoists of such segment undertake to:

•        Install purpose-built material hoists on a fixed mast;

•        Design the hoisting scheme, including drum-winch, wire-rope size, cage/platform dimensions, safe-working-load, anchorage spacing and landing-gate layout, to comply with the Construction Sites (Safety) Regulations in Hong Kong (Cap59I);

•        Supply trained operators to carry out daily and weekly inspections, preventive maintenance and statutory thorough examinations;

•        Monitor real-time load, speed and safety-interlock data, ensuring that pallets of rebar, formwork, precast modules or bagged materials are moved quickly and safely without relying on tower-crane time; and

•        Dismantle and remove the equipment on project completion.

Market Size

The output value of Hong Kong’s vertical material handling services advanced from HKD312.2 million in 2020 to HKD488.4 million in 2024, which corresponds to a CAGR of approximately 11.8% during 2020 to 2024. The expansion was fueled by the boost in gross output value of construction works by main contractor in Hong Kong during 2020 to 2024, with a CAGR of 11.2%, coupled with a rising amount of high-rise redevelopment projects, the continuous adoption of rack and pinion units in building works i.e. the erection of architectural superstructure, and the introduction of smart site safety requirements that lifted average rental rates. Looking ahead, the market is projected to keep expanding, at a slightly slower but still robust compound annual rate of 6.5% between 2025 and 2029, when total output value is forecast to reach HKD683.0 million. The forward momentum is underpinned by the government’s 10-year public housing program, continuing modular integrated construction adoption, and sustained demand for temporary vertical logistics solutions on public and private sector developments.

Source: Frost & Sullivan

Market Outlook

The market for vertical material handling services in Hong Kong could potentially benefit from the following growth drivers:

•        Technological innovation in hardware and service provisions:    In the vertical material handling services market in Hong Kong, construction companies are increasingly adopting smart hoist systems to enhance safety and operational efficiency. Modern hoists now utilize high-strength steel alloys and corrosion-resistant materials that extend equipment lifespan while reducing maintenance requirements in Hong Kong’s humid climate. The integration of RFID technology and facial recognition for access control ensures only trained personnel can operate material hoists, while real-time overload protection systems with digital load monitoring automatically halt operations when safe working loads are exceeded. Electronic gate interlock systems have significantly reduced fall incidents by ensuring gates open only when the cage is properly positioned at the designated floor. These technological enhancements, combined with CCTV monitoring for remote supervision and automated record-keeping capabilities, have improved both safety compliance and operational efficiency. As Hong Kong’s construction industry continues to prioritize worker safety and productivity, demand for technologically advanced material hoists is expected to grow.

•        Urban development and government infrastructure push:    Urban development and government infrastructure initiatives represent a fundamental market driver for Hong Kong’s material hoist sector, with major projects creating sustained demand for vertical material handling equipment. In particular, the forecasted public housing production in Hong Kong is expected to attain a total of 166,000 units in the next five years from 2025 to 2029, representing a significant boost from 82,850 units from 2020 to 2024. Further, several headline infrastructure projects such as the Northern Metropolis, San Tin Technopole, Kau Yi Chau Artificial Island Artificial Islands in Lantau Islands, the Hung Shui Kiu/Ha Tsuen New Development Area, the 10-year Hospital Development Plan, are ensuring continuous construction activity. These government-led initiatives not only guarantee a steady project pipeline but also mandate high construction efficiency and safety standards, compelling contractors to invest in modern material hoisting equipment. The scale and continuity of these development programs provide long-term market stability and growth visibility for material hoist service providers, establishing it as one of the sector’s most significant demand drivers.

COMPETITIVE LANDSCAPE

Overview of Market Competition and Market Concentration of Electrical Works in Hong Kong

As of June 2025, there were 1,793 subcontractors registered under the subcontractors Registration Scheme of HKCIC for electrical works in Hong Kong. Based on the scale and manner of project undertakings, market participants can be broadly categorized into three types:

•        Electrical Specialized Contractors, generally first-tier subcontractors or equipment suppliers, who primarily undertake comprehensive electrical works projects directly subcontracted by mechanical and electrical engineering general contractors, real estate developers, or the government. Given the large scale of their projects, these contracts usually involve substantial amounts and it is common for these specialized contractors to further subdivide the work and subcontract different parts to various subcontractors.

•        Electrical works Sub-Contractors, who are usually involved in new residential construction, electrical system renovation and maintenance projects. Most of them take on projects from first-tier subcontractors, and thus, they are relatively dependent on the relationship networks of their upstream contractors.

•        Small and medium size electrical works services providers, who mainly focus on electrical system retrofit projects. There is a large number of these suppliers in the residential market, resulting in a relatively fragmented competitive landscape.

Overview of Market Competition and Market Concentration of Temporary Electrical Works in Hong Kong

The temporary electrical works in Hong Kong is a specialized segment within the electrical services industry, driven by demand from construction projects, events, and emergency scenarios. The temporary electrical works market in Hong Kong is competitive and serviced by more than 500 specialized electrical contractors, who focus on electrical installations, including temporary setups for construction sites and events. Smaller contractors often compete on niche projects or as subcontractors for larger firms, offering flexibility and cost-competitive services. Customized solutions and quick deployment are the key of success factors in the market.

The entry barriers to temporary electrical works in Hong Kong are as follows:

•        Regulatory Compliance.    Only EMSD-registered contractors and workers can perform electrical works, limiting new entrants. The Continuing Professional Development (CPD) scheme ensures ongoing training, favoring firms with established training programs.

•        Capital Intensity.    Temporary electrical works require investments in portable generators, distribution boards, and cabling, which can be cost-prohibitive for smaller firms.

•        Skilled Labor.    The demand for skilled electrical workers, as noted in broader talent trends, is high, with competitive salaries and retention initiatives driving up costs.

Overview of Market Competition and Market Concentration of Ironware and Welding Processing Works in Hong Kong

The Hong Kong ironware and welding processing market features a highly fragmented and competitive landscape, attributable to its diverse downstream applications. According to the Hong Kong Construction Council, there were approximately 70 registered specialized welding subcontractors operated in Hong Kong in 2024, and a workforce of nearly 10,000 certified welders.

While the limited registered subcontractors are likely to possess the qualifications, certifications, and project management capabilities required for large-scale public and private construction projects, enabling them to secure complex, high-value structural steel contracts, and therefore foster long-term partnerships with major prime contractors. The market remains dominated by numerous small and medium-scale service providers, including ironwork and welding specialists, integrated M&E service providers offering welding as part of technical solutions. Collectively, SMEs capture the majority market share, actively engaged in segments such as building interiors (staircases, railings, structural brackets), MEP system installations (electrical racks, ventilation ducts, utility pipelines), Industrial maintenance (plant equipment repairs, component replacements), Custom fabrication and emergency repair services, etc. While this segment exhibits heightened price competition, with geographic proximity, service flexibility, and responsiveness serving as key competitive differentiators.

Overview of Market Competition and Market Concentration of Vertical Material Handling Services in Hong Kong

The vertical material handling services market in Hong Kong exhibits moderate concentration, with a handful of established specialized equipment rental and service providers who command certain market share through their extensive hoist fleets and long-standing relationships with major contractors. Some specialized firms, typically operating as subcontractors to main contractors, leverage their financial strength to maintain modern equipment fleets that meet stringent safety requirements.

Market competition is characterized by moderate barriers to entry, including substantial capital requirements for equipment acquisition, mandatory insurance coverage, compliance with the Construction Sites (Safety) Regulations, and the need for certified operators and maintenance teams. The competitive landscape is further shaped by the industry’s relationship-driven nature, where established providers benefit from preferred vendor status with major construction firms and developers who prioritize reliability and safety track records over cost considerations.

Competition primarily centers on equipment availability, safety records, technical capabilities for high-rise applications, and comprehensive service packages that include installation, maintenance, and operator training.

Entry Barriers

Those who wish to enter Hong Kong’s construction services market face the following three major entry barriers:

•        Credentials and Track Records.    Hong Kong’s construction market, particularly in the public sector, is highly credential-focused. Key clients such as the Hospital Authority and Housing Authority prioritize contractors who demonstrate proven compliance, financial stability, and a strong track record of timely delivery. New entrants face significant challenges in building the necessary trust to be considered for high-value or time-sensitive projects, especially in critical sectors like healthcare and data infrastructure. Besides, most government contracts are awarded to companies listed on the Development Bureau’s Approved Contractors for Public Works list, such prequalification creates a major barrier for newcomers who lack the required credentials and institutional relationships to compete effectively. In addition, it is the industry norm for construction contractors to fulfill tendering requirements, including the level of working capital, licenses and other technical and safety criteria outlined in the Contractor Management Handbook. The construction contractors must demonstrate financial stability, relevant project experience, and compliance with regulations, with registration categorized by work type and contractor grade. Construction contractors are generally required to be on an approved contractor list of medium and large-scale construction companies or property developers, to participate in certain projects, ensuring they meet standards for licensing, insurance, safety, and capability.

•        Regulatory Compliance.    Regulatory compliance in Hong Kong’s construction services market is stringent and serves as a significant barrier to entry. For instance, electrical installation work must be performed by Registered Electrical Contractors under the Electrical and Mechanical Services Department (EMSD) framework, while vertical transportation systems like hoists must comply with the Lifts and Escalators Ordinance (Cap. 618). Furthermore, the evolving regulatory landscape in Hong Kong may introduce additional layers of complexity to the compliance process, such as the impending Construction Industry Security of Payment Ordinance (CISPO), which will necessitate the implementation of enhanced contract management systems and strict adherence to adjudication procedures. These regulatory requirements create substantial barriers to entry for new entrants, who must navigate complex compliance landscapes and invest heavily in legal and procedural expertise to avoid disputes and penalties.

•        Capital Investment.    Entering the Hong Kong construction services market requires significant capital investment, particularly for industrial land rental and heavy equipment acquisition, including welding, electrical, or demolition machinery. Furthermore, new entrants must consider the costs associated with obtaining necessary licenses and certifications, which can be both time-consuming and expensive. Besides, securing skilled labor and management expertise, as well as training and retaining qualified personnel involves additional expenses. Therefore, the combination of substantial upfront costs and ongoing operational expenses creates a formidable barrier for new entrants, making it essential to have robust financial backing and strategic planning in order to thrive in this challenging environment.

BUSINESS

Overview

We are a subcontractor in the Hong Kong construction industry specializing in providing (i) civil engineering work services, including permanent electrical engineering works, temporary electrical and plumbing systems, and vertical material handling services, and (ii) steel cutting services for the removal of temporary steel structures at construction sites. We also generate revenue from the sales of recyclable steel collected from our steel cutting projects. Our project portfolio consists of both private and public sectors projects in Hong Kong, which include: (i) residential buildings; (ii) commercial developments; (iii) public housing and government buildings; and (iv) schools, hospitals, and transport infrastructure.

Our direct customers are generally main contractors and subcontractors of various building and infrastructure construction projects in Hong Kong and the ultimate owners of the projects undertaken by us mainly include property developers in Hong Kong as well as the Hong Kong government.

We experienced rapid growth in recent years. Our revenue grew from US$0.52 million for the year ended June 30, 2024 to US$7.77 million for the year ended June 30, 2025. We believe that by offering full-cycle construction solutions across multiple specialized sectors, maintaining high standards in safety and compliance, and consistently delivering reliable performance to major contractors, we have built a solid foundation for capturing new opportunities in Hong Kong and the Greater Bay Area’s evolving construction landscape.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Capability to Secure Complex, High-Impact Projects

We are an emerging subcontractor in Hong Kong with the technical capability, reliability, and commitment needed to deliver complex, high-impact projects for both public and private sector customers. In Hong Kong, main contractors typically invite tenders only from a selected pool of prequalified subcontractors listed on their approved subcontractors list, ensuring reliability and compliance with strict quality and safety standards. Although we are a relatively new company, we have already secured several complex and high-impact projects in Hong Kong.

Our key projects include:

•        The University of Hong Kong Information Technology Building.    The project is located on hilly terrain, presenting significant engineering challenges. Working alongside the university’s faculty of engineering, we are responsible for the permanent electrical works. Our working scope included full responsibility for material procurement and technical labor, and we were also entrusted to contribute to parts of the permanent power system design. This project is scheduled for completion in June 2026 and has a defect liability period of twelve months after completion.

•        Hong Kong Data Center.    With global and local enterprises investing heavily in data centers in Hong Kong, these facilities demand advanced infrastructure, including high electrical reliability, robust cooling systems, and fail-safe mechanisms. Compared to conventional buildings, data centers consume far more energy and require cutting-edge, stable, and resilient power systems. For this project, we successfully delivered the permanent electrical works, ensuring reliable and future-ready power infrastructure. This project was completed in July 2025 and is under a defect liability period until July 2026.

End-to-End Execution Capabilities

We distinguish ourselves through our integrated approach to project delivery. By managing the full project lifecycle, from on-site evaluation and technical advisory, procurement and supply management, to execution, compliance, and maintenance & after-sales services, we can optimize resource allocation and reduces time and cost for customers by eliminating the need to engage multiple service providers. This full-spectrum capability offers customers a single point of accountability and higher efficiency in project execution. In addition, we align our work with broader industry trends in energy efficiency, smart city development, and sustainability, ensuring our solutions remain forward-looking and relevant.

We believe our strengths in project delivery in complex site conditions, meeting high technical and regulatory standards and rapid response to urgent or time-sensitive projects position us well to undertake challenging assignments, maintain customer trust, and capture growth opportunities in both public and private sector developments.

Experienced Management and Technical Team

Our company is led by Mr. Chi Fung Mok, our Chief Executive Officer, who has over 15 years of experience in the electrical engineering industry, with extensive expertise in project management and construction operations across Hong Kong. Our Chief Financial Officer, Mr. Weilang Deng, who joined us in July 2025, has over 18 years of experience in financial management within the manufacturing industry. Our in-house engineering team contributes deep technical knowledge, built on years of hands-on field experience, professional certifications, and a strong track record in delivering diverse construction projects, from residential to commercial developments.

Commitment to Safety and Quality

We place a strong emphasis on safety and regulatory compliance, as our work, particularly in electrical engineering, has a direct impact on public safety. Our company maintains robust occupational health and safety systems to ensure safe work practices and minimize accidents. Our comprehensive quality assurance and environmental management systems meet the stringent standards of major customers, particularly large-scale contractors. These practices enhance operational reliability and set us apart in terms of compliance, consistency, and environmental responsibility.

Our Strategies

Deepen Market Penetration in Hong Kong’s Infrastructure Sector

Focus on expanding market share in key sectors such as healthcare, transportation, and data centers. Leverage capital raised from the initial public offering to enhance bidding competitiveness and increase participation in flagship local projects.

Expand Core Strategic Customer Base

Strengthen client service systems and provide customized solutions to foster long-term partnerships and increase client retention. By increasing our value proposition and project execution reliability, we aim to strengthen customer loyalty, increase repeat business, and diversify our project pipeline.

Introduce Advanced Mainland China Construction Technologies

Collaborate with leading mainland China construction firms and research institutions to adopt new technologies such as prefabricated construction and BIM software systems. These technologies are expected to improve construction efficiency, reduce waste, and ensure higher precision, aligning us with evolving market expectations and regulatory trends.

Explore Opportunities in the Greater Bay Area

Utilize the experience gained on Hong Kong projects to expand into Greater Bay Area cities like Shenzhen and Guangzhou, with a focus on government public-private partnership (“PPP”) initiatives and smart city developments. This strategic regional expansion will also diversify our revenue sources and mitigate our reliance on a single market.

Enhance R&D and Technological Innovation

Establish dedicated R&D funding to support green building technologies and intelligent maintenance systems, aiming to raise sustainability standards and align with ESG investment trends.

OUR BUSINESS OPERATIONS

Civil Engineering Work Services

Set forth below is a brief overview of the civil engineering work services we offer:

(i) Permanent Electrical Engineering Works

As a dedicated subcontractor, we provide end-to-end solutions encompassing the design, supply, installation, testing, and commissioning of permanent electrical systems required for the operational functionality and code compliance of residential, commercial, industrial, public facilities and infrastructure developments. Permanent electrical works are a critical infrastructure component that directly impacts a development’s operational readiness, regulatory compliance, and handover milestones.

Our typical work scope includes:

•        Main Electrical Distribution Systems.    Installation of main switchboards, distribution boards, rising electrical mains, power cabling, and associated protection systems to ensure reliable and compliant power supply across the development.

•        Lighting and Power Systems.    Supply and installation of indoor and outdoor lighting systems, emergency lighting, socket outlets, small power points, and associated control gear and electrical trunking.

•        Fire Services Electrical Interface.    Electrical installation for fire detection, alarm, and emergency systems in accordance with Hong Kong Fire Services Department requirements, including interfaces with fire pumps, smoke extraction systems, and backup power.

•        Extra-Low Voltage (“ELV”) and Building Services Systems (where applicable).    Installation of low-voltage systems such as security, closed-circuit television (“CCTV”), access control, intercoms, TV systems, and building management systems (“BMS”).

•        Earthing and Lightning Protection Systems.    Implementation of earthing networks and surge protection systems to protect structures and equipment from electrical hazards.

•        Testing & Commissioning.    Comprehensive electrical system testing, commissioning, and coordination with relevant government departments and utility providers for power-on and handover.

•        Compliance and Documentation.    Preparation and submission of statutory documents and drawings including Hong Kong Electrical and Mechanical Services Department forms, as-built drawings, and operation & maintenance manuals in line with Hong Kong regulatory standards.

(ii) Temporary Electrical and Plumbing Systems

We provide specialized temporary electrical and plumbing services for active construction sites across Hong Kong. These services are critical to establishing and maintaining safe, compliant, and operational working conditions throughout the construction period. The work typically includes the design, supply, installation, maintenance, and dismantling of temporary utility systems used by all site personnel and contractors. These systems are often deployed from the project’s early mobilization phase through to final commissioning and handover.

Our typical work scope includes:

Temporary Electrical Works Scope:

•        Site Power Distribution Systems.    Installation of temporary main distribution boards, sub-distribution boards, cable routing, and overhead or underground cabling to support power tools, equipment, and lighting systems across the site.

•        Lighting Systems.    Provision of general area lighting, task lighting, and emergency lighting to ensure safe operations during both day and night shifts, including internal lighting in tunnels, basements, or enclosed spaces.

•        Power Supply for Construction Equipment.    Temporary power feeds to tower cranes, hoists, concrete batching plants, pumps, welding machines, dewatering systems, and other heavy-duty construction machinery.

•        Site Office and Welfare Facilities Power.    Electrical installation for temporary site offices, worker accommodation, storage areas, canteens, and toilets, including air conditioning and IT infrastructure support.

•        Testing, Monitoring, and Maintenance.    Periodic testing, maintenance, and fault rectification to ensure compliance with the regulations.

•        Dismantling and Decommissioning.    Upon completion of the construction phase or commissioning of permanent systems, we undertake the safe and systematic dismantling of all temporary electrical installations. This includes disconnection, removal, and disposal or recycling of cables, distribution boards, lighting, and ancillary equipment.

Temporary Plumbing Works Scope:

•        Water Supply for Construction and Welfare Use.    Installation and maintenance of temporary piping systems for potable and non-potable water used for concrete curing, dust suppression, cleaning, and welfare facilities (e.g., toilets, kitchens, showers).

•        Drainage and Wastewater Systems.    Setup of temporary drainage lines for removal of greywater, stormwater, and wastewater from site facilities and construction zones.

•        Pumping and Dewatering Systems.    Installation and servicing of pumps and piping systems to remove accumulated groundwater or rainwater from excavations, tunnels, and foundation works.

•        Fire Safety and Emergency Plumbing.    Provision of temporary fire hose reels, water tanks, and plumbing connections to support site fire protection during early phases before permanent systems are installed.

•        Dismantling and Site Clearance.    Removal of temporary plumbing installations upon project completion or handover.

(iii) Vertical Material Handling Services

We provide installation, operational management and dismantling services for mechanical lifting appliances, including material hoists and tower cranes, which transport construction materials vertically between ground level and upper working platforms. We maintain close collaboration with hoist and crane suppliers, engaging in technical exchanges to ensure smoother and safer operations.

Our typical work scope includes:

•        Pre-Installation Planning and Site Assessment:

•        Site Survey and Risk Assessment.    The company conducts a comprehensive site survey to evaluate the best location for hoist installation. This involves ensuring there is adequate space, proper access, and safe working conditions.

•        Technical Consultation:    The company provides expert consultation to the customer, recommending the most suitable hoist type and configuration based on the specific needs of the project, such as load capacity, height requirements, and the frequency of material lifting.

•        Hoist Installation:

•        Mechanical Installation.    The installation team assembles the hoist equipment, which typically involves setting up the mechanical system, including motors, pulleys, cables, and safety devices.

•        Electrical Connections and System Setup.    The company ensures that all electrical components of the hoist system, such as motors, control panels, and safety systems, are correctly wired and integrated. This includes testing the system for functionality and safety before being put into operation.

•        Load Testing and Certification.    After installation, the hoist system is tested to confirm it meets operational standards. Upon successful testing, the hoist is certified for use.

•        Operation and Maintenance Support:

•        Operational Training.    The company provides on-site training for the construction team and operators on the proper and safe use of the hoist system.

•        Routine Inspections and Preventive Maintenance.    Regular inspections and preventive maintenance are part of the company’s service offering to ensure that the hoist continues to operate at peak efficiency throughout the construction project.

•        Dismantling and Decommissioning:    Once the construction project is completed or the hoist is no longer needed, the company provides dismantling services, ensuring the safe and efficient removal of the hoist equipment from the construction site.

Steel Cutting Services

In addition to civil engineering work services, we provide steel cutting services for the removal of temporary steel structures at construction sites in Hong Kong. Our typical work scope includes:

•        Systematic Dismantling, which involves the safe removal of steel structures in reverse order of installation, with an emphasis on preserving reusable components and minimizing disruption to the construction schedule; and

•        Disposal and Recycling, which includes the removal and recycling of scrap metal in compliance with environmental regulations and project waste management protocols.

Recyclable Steel Sales

Once dismantled steel from our steel cutting projects is sorted and processed, we sell it to established recyclers and steel buyers, generating an additional revenue stream for us.

BUSINESS OPERATION FLOW

The following diagram illustrates the general steps of our business operations:

Project identification and invitation by tender
Tender analysis and preparation of tenders
Analysis, approval, and decision-making by customer
Formation of project management team and preparation
Project execution
Project management and supervision
Order variation
Customer inspection and application for interim payment
Project completion
Defects liability period
Preparation Period
- Generally range from three to four months
Execution Period
- Generally range from 1 year to 3 years depending on the complexity of the project
Defects Liability Period
- Generally range from 12 to 24 months

(i) Project Identification and Invitation by Tender

Our projects are primarily secured through invitation-based tendering. We are typically invited by main contractors or subcontractors involved in building construction and infrastructure projects across Hong Kong to submit tenders for specialized services, including permanent electrical works, temporary electrical and plumbing systems, steel support structures, and vertical material handling. The invitations typically include preliminary information such as tender drawings, electrical specifications, site conditions, project timelines, and scope of work for each of our service areas (electrical, plumbing, steel support, and handling systems).

(ii) Tender Analysis and Preparation of Tenders

Upon receiving the tender or quotation details, our management would conduct an initial assessment and consider various factors to determine whether to bid for the tender. These factors include assessing the project’s profitability, feasibility based on technical specifications, our expertise and capacity, available manpower resources, labor and material costs, project schedule, quality expectations, preliminary safety and environmental risk analysis, and other potential risk factors associated with the project. If necessary, we may also conduct on-site inspections to gain a better understanding of the site conditions.

Once our management deems a potential project acceptable based on our assessment, the engineering team collaborates with the project manager to prepare the detailed proposal, which includes material take-offs, technical submissions, pricing, project scheduling, and compliance documents. The tender package undergoes final review by the management before submission.

(iii) Customer Review, Approval and Contract Finalization

After submission, the customer may engage us in clarification discussions or request additional technical and commercial details. Upon contract awarded, we typically receive formal written confirmation, which is followed by the signing of a subcontract agreement. The agreement generally outlines: (i) the scope of work; (ii) deliverables and key milestones; (iii) payment terms; and (iv) responsibilities for all parties, including provisions for safety and quality control.

(iv) Formation of Project Management Team and Preparation

Project Team Composition and Responsibilities

Our project management team is assembled promptly after contract award and is responsible for detailed planning and execution. Key personnel include:

•        Project Manager:    Oversees all aspects of the project execution, ensures schedule and quality compliance, and coordinates with main contractors and consultants.

•        Site Agent/Site Engineer:    Manages day-to-day site operations, coordinates with other subcontractors, and supervises site foremen.

•        Site Foreman:    Leads electricians, steel erectors, and technicians, ensuring that work is carried out safely and according to the design.

•        Procurement Manager:    Estimates costs, procures electrical and steel materials, handles valuation of variations, and processes progress payments.

•        Safety Supervisor:    Implements and monitors safety protocols for electrical and steel works, ensuring compliance with Hong Kong’s safety standards.

Procurement and Material Handling

The procurement team source materials such as cables, lighting systems, and PVC pipes. We work with approved suppliers to ensure compliance with technical specifications and Hong Kong’s electrical and safety standards.

Leasing of Equipment and Machinery

The procurement team arranges the leasing machinery and equipment used in our projects, including hoists, forklifts, and other essential tools.

(v) Project Execution

Electrical installations, plumbing works, and steel structure installations are carried out by our site workers, who work under the supervision of our onsite project teams and representatives of our customers. Throughout the execution phase, our site agents regularly meet with our customers to review the progress of the work and address any issues that may arise during the project execution phase.

(vi) Project Management and Supervision

We maintain rigorous quality control throughout the project lifecycle. Our project managers and site engineers monitor progress through daily reports and weekly updates. Our foremen oversee the work on-site to ensure it meets all quality, safety, and technical standards. We carry out internal audits and inspections to ensure compliance with project specifications and statutory requirements.

(vii) Variation Orders

Changes to the scope may arise during execution, including adjustments to lighting layouts, additional electrical outlets, or modifications to steel support structures. Upon receipt of a variation order, we assess the impact on cost and schedule and submit a formal proposal to the customer for approval. Once approved, the revised scope is incorporated into the project plan.

(viii) Customer Inspection and Application for Interim Payment

Our work is subject to inspections by the main contractor, electrical consultants, and regulatory bodies (e.g., EMSD). We submit interim payment applications monthly, detailing completed work, material deliveries, and approved variations. Retention sums (up to 10% per interim payment and 5% of the contract value) may be withheld until project completion and satisfactory handover.

(ix) Project Completion

Upon completion, we conduct thorough final inspections and commissioning (T&C) of all electrical systems, plumbing works, and steel structures in compliance with project specifications and EMSD requirements. A completion certificate is issued once all works are accepted by the customer, and the final account, including variations, is settled.

(x) Defects Liability Period

We provide a 12 to 24-month defects liability period after project completion. During this time, we are responsible for rectifying any defects in electrical, plumbing, steel, or vertical material handling systems arising from workmanship or materials. Our team is on standby to attend to defect rectification, ensuring prompt and efficient service.

OUR PROJECTS

Our project portfolio consists of both private sector and public sector construction projects in Hong Kong. Public sector projects refer to developments where the project owners are Hong Kong Government departments or statutory bodies. In contrast, private sector projects involve project owners that are not affiliated with the public sector.

Our private sector projects primarily comprised residential and commercial developments. The project owners were typically major property developers, while our direct customers were generally main contractors and subcontractors appointed under those developments.

Our public sector projects mainly involved public housing developments, infrastructure works, and public facility construction. The customers for these projects were usually main contractors engaged by the Hong Kong Government departments or statutory bodies or subcontractors engaged by the main contractors.

OUR CUSTOMERS

Our customers are primarily main contractors and subcontractors of property development and civil engineering projects in Hong Kong. For the years ended June 30, 2025 and 2024, our largest customer and a related party, CF Engineering, accounted for approximately 56% and 49% of our total revenue, respectively. Our second largest customer accounted for approximately 35% and 42% of our total revenue, respectively, for the years ended June 30, 2025 and 2024.

In connection with this offering, CF Engineering, together with Mr. Zefeng Zeng, executed a Deed of Non-Competition (the “Deed”) in favor of our company. Pursuant to the Deed, CF Engineering granted us a right of first refusal with respect to subcontracting services required by CF Engineering. See “Related Party Transactions — Deed of Non-Competition.”

The following are some of the standard terms included in most of our contracts with our customers, including our major customers:

•        Scope of works.    The contracts normally set out the scope of services to be carried out by us and other project specifications or requirements. Our customers generally require us to complete our works within a specified period and in accordance with their specified work schedule.

•        Duration.    The contract usually specifies the commencement date and duration of the project implementation, typically ranging from three months to three years, subject to extension granted by the customers where necessary.

•        Contract sum.    The final contract sum will be calculated with reference to a schedule of rates and breakdowns by specification of the type of work to be done, as well as the volume and quantities of materials and labor to be used.

•        Payment terms.    We are generally entitled to interim payments from our customers on a monthly basis based on the work completed throughout the contract period. This term sets out the procedure relating to the application of interim payments as well as the procedure relating to the settlement of the final account at completion of the project.

•        For our steel cutting projects, the contracts typically stipulate that we are responsible for selling the recovered steel materials. The sales proceeds are treated as the project payment, and no additional service fees are charged to the customer.

•        Insurance.    The main contractors would normally take out contractors’ all risk insurance, third party liability insurance and work injury compensation insurance covering their own liabilities as well as our liabilities.

•        Procurement of materials and tooling.    Depending on the contract terms agreed with our customers, materials and toolings may be (i) procured by us at our cost; or (ii) provided by our customers at their cost; or (iii) procured by our customers for our use at our costs and the amount our customers incurred for the purchases will be deducted from their payment to us. We typically purchase materials and toolings from our internal list of approved suppliers.

•        Variation orders/contingencies.    From time to time, we may be instructed to perform additional work or a varied scope of work. Unless otherwise agreed, such variations may be valued with reference to specified rates or by separate quotation.

•        Liquidated damages.    Liquidated damages clause may be included in the contracts to protect our customers against late completion of work. We may be liable to pay liquidated damages to our customers if we are unable to deliver or perform the contractual works within the time specified in or in accordance with the contract. Liquidated damages are generally calculated on the basis of a fixed sum per day. For the years ended June 30, 2024 and 2025, no liquidated damages had been claimed by our customers against us.

•        Defects liability period.    Our contracts generally include a defects liability period of 12 to 24 months, following the completion of the relevant site works. During the defects liability period, we are typically required to rectify any defect without delay at our own cost if the defect is due to our non-conformance of works performed, or due to our neglect or failure to comply with our contractual obligation.

•        Retention monies.    Depending on the contract terms, our customers may hold up a certain percentage of each payment made to us as retention monies. Our customers may withhold up to 10% of each of our progress payment as retention monies and subject to a cap of 5% of the total contract sum. Depending on the contract terms, half of the retention monies are generally released upon completion of our works to the satisfaction of the main contractor or project owner. The remaining half are generally released upon expiry of the defects liability period of the relevant contracts.

•        Termination.    Our customers may terminate our contracts if, among other things, we fail to execute the agreed scope of works, or if we cause undue delay to the overall progress of the project. For the years ended June 30, 2024 and 2025, none of our contracts were terminated pursuant to the termination clause.

PRICING STRATEGY

Our pricing is generally determined by applying a mark-up to our estimated project costs. These cost estimates form the basis of our tender price and take into account a range of factors, including: (i) the scope of services required; (ii) the estimated number and types of workers required (iii) prevailing price trends for relevant subcontracting services, materials, and tooling; (iv) the complexity and location of the project; (v) the estimated number and types of machinery needed; (vi) the customer’s requested project timeline; and (vii) the availability of our labor and financial resources.

We place great importance on accurate cost estimation, as most of our projects are based on lump-sum contracts or re-measurement contracts with fixed unit prices. As such, unexpected fluctuations in cost, budget overruns, or delays can reduce project profitability or result in a loss. Although the contracts we enter into are typically lump-sum in nature, the total contract value is usually based on itemized rates and quantities specified in documents commonly referred to as the bills of quantities. When project scope or quantities change, these bills are generally used as the basis for agreeing on variation pricing.

SALES AND MARKETING

Our business opportunities arose mainly from invitation for quotation by our existing customers. We would also receive tender invitations through referral from our existing suppliers or customers, which we believe is attributable to our well-established presence in the construction industry in Hong Kong and our good customer and supplier relationships. We believe that due to our proven track record and our relationship with our existing customers, we are able to leverage our existing customer base and our reputation in the construction industry in Hong Kong such that we do not rely heavily on marketing activities other than liaising with existing and potential customers from time to time for relationship building and management.

SUPPLIERS

We primarily procure electrical materials (e.g., power/control cables and metal/PVC conduits), electromechanical components (e.g., PVC hoses with special properties such as flame resistance and corrosion resistance), and lighting equipment (e.g., commercial and residential fixtures, smart/traditional switches and sockets).

Suppliers are selected based on several criteria, including: (i) ISO and industry certifications, product testing reports, (ii) compliance with international standards such as Chinese national standards (“GB”), Japanese Industrial Standards (“JIS”), and standards developed by Underwriters Laboratories (“UL,” a global safety science company), and (iii) service performance benchmarks including an on-time delivery rate of greater than 98% and a product quality acceptance rate of greater than 99.5%.

Our procurement is managed through a dual-channel strategy of “core suppliers + backup suppliers.” Supplier performance is reviewed quarterly using a QCDS model (Quality, Cost, Delivery, Service).

Our procurement pricing is managed based on the “three-comparison” principle, comparing price, quality and service, while leveraging centralized and bulk procurement to achieve cost savings.

For the years ended June 30, 2025 and 2024, there were no suppliers that accounted for 10% or more of our total cost of contract revenues. As of June 30, 2025 and 2024, there were two and one suppliers each with accounts payable accounting for 10% or more of our total accounts payable, respectively. We believe we have excellent working relationships with our suppliers.

SEASONALITY

We believe that the construction industry in Hong Kong does not exhibit any significant seasonality.

QUALITY CONTROL

We adopt stringent quality standards to ensure that our construction works are completed on schedule, with high workmanship standards and minimal defects.

Our site agents and foremen closely review the project specifications provided by our customers and maintain ongoing communication to fully understand the required acceptance criteria before any completed work is submitted for inspection. This proactive engagement helps ensure that the work delivered meets client expectations and project requirements. To support quality assurance and track performance, our site agents are required to prepare monthly progress reports detailing the work performed by our crews. These reports are reviewed by our project managers to monitor progress, identify potential issues early, and verify compliance with the project scope and standards.

MAJOR LICENSES AND CERTIFICATIONS

Given that all the necessary licenses, permits or approval required for projects in which we are involved are arranged by the relevant main contractors, there is no particular license, permit or approval required to be obtained by us in providing our services as a subcontractor under private sector projects except the business registration. Meanwhile, subcontractors engaged under the public sector projects initiated by the Hong Kong Government are required to possess registration under the Registered Specialist Trade Contractors Scheme (“RSTCS,” formerly known as the Subcontractor Registration Scheme) of the Construction Industry Council. The Registered Specialist Trade Contractors Scheme comprises of two registers: the Register of Specialist Trade Contractors (“RSTC”) and the Register of Subcontractors (“RS”). See “Regulations — Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong), or the CICO” on page 79.

As of the date of this prospectus, we hold the following licenses in respect to our operation:

Issuing authority	Type of registration	Registered Trade Specialty	Holder	Expiry date
Construction Industry Council	Registered Subcontractor	1. Electrical wiring 2. General electrical installation 3. Electrical control and power panel assembly	Yi Feng Construction M&E Limited	January 16, 2027

In addition, Yi Feng M&E and MCF Engineering each hold a Certificate of Registration of Electrical Contractor from the Electrical and Mechanical Services Department (EMSD) of Hong Kong, with expiry dates of August 22, 2026 and May 7, 2027, respectively.

COMPETITION

The construction industry in Hong Kong is considered relatively fragmented due to the large number of market participants. For example:

•        As of June 2025, there were over 1,793 subcontractors registered under the RSTCS for electrical works in Hong Kong, according to the F&S Report.

•        The temporary electrical works market in Hong Kong is serviced by more than 500 specialized electrical contractors, according to the F&S Report.

•        In 2024, approximately 70 registered specialized welding subcontractors were operating in Hong Kong, according to the Hong Kong Construction Industry Council. While only a limited number of registered subcontractors are likely to possess the qualifications, certifications, and project management capabilities required for large-scale public and private construction projects, enabling them to secure complex, high-value structural steel contracts, the ironware and welding processing market in Hong Kong remains dominated by numerous small and medium-scale service providers, according to the F&S Report.

We believe the key competitive factors in our industry include:

•        Credentials and Track Record.    Established players in Hong Kong’s construction market, particularly in the public sector, tend to be those with strong credentials and a proven track record. Consistent compliance, financial reliability and timely project delivery are highly valued by customers.

•        Regulatory Compliance.    Market participants must understand Hong Kong’s rigorous regulatory framework and navigate the complex compliance landscape by investing heavily in legal and procedural expertise. In addition, market participants must be prepared for evolving regulations, such as the Construction Industry Security of Payment Ordinance (CISPO), by upgrading their contract management systems and compliance procedures to stay ahead of industry requirements.

•        Financial Resources.    Market participants need to have robust financial capacity to support equipment investment, land rental, and operational growth. These financial capabilities support ongoing competitiveness and service reliability.

Our main competitors include both private and publicly listed companies in Hong Kong who are engaged in the provision of similar services as subcontractors. In addition, we also face competition for highly skilled personnel, including skilled electrical workers, welders, engineers and project managers. Our growth depends in part on our ability to retain our existing personnel and attract additional highly skilled employees. See “Risk Factors — Risks Related to Our Business and Industry — Our business depends on the availability of project management staff and skilled labor, including temporary employees, and any labor shortages, rising labor costs, or inability to retain or recruit sufficient workers could materially and adversely affect our operations and profitability.”

INTELLECTUAL PROPERTY

As of the date of this prospectus, we have not registered any patent or trademark. We have registered our domain name and website. You can find our website at [•]. Information contained on our website does not constitute part of this prospectus.

INSURANCE AND SURETY

For the years ended June 30, 2025 and 2024, we undertook projects in the role of subcontractor. Our construction works were covered by work injury compensation insurance, third party liability insurance and contractor’s all risks insurance taken out by the main contractors for the entire construction projects. Such insurance policies covered and protected all employees of main contractors and subcontractors of all tiers working in the relevant construction site and works performed by them in the relevant construction site.

We believe that our insurance coverage is adequate and consistent with the industry norm having regard to our current operations and the prevailing industry practice.

FACILITIES

We do not own any real property. We lease a property of approximately 9,000 square feet in Hong Kong, which includes office space and a storage yard, with the lease term expiring in October 2027. In addition, since January 1, 2025, Yi Feng (HK) Industrial Limited, wholly owned by Mr. Zefeng Zeng, has provided us with an office space of approximately 240 square feet in Hong Kong for our use at no cost.

We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

EMPLOYEES

As of June 30, 2024 and 2025, we had a total number of 30 and 115 full time employees, respectively. All of our employees were stationed in Hong Kong. The following table sets forth the numbers of our employees categorized by function as of June 30, 2024 and 2025:

	June 30, 2024	June 30, 2025
Senior Management	1	1
Finance and administration	2	3
Project Manager	2	3
Site Agent	2	6
Site Foreman	2	2
Safety Supervisor	3	6
Quality Control	3	6
General Worker	15	88
Total	30	115

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel for the years ended June 30, 2024 and 2025. None of our employees are subject to a collective bargaining agreement.

For the year ended June 30, 2025, we employed an average of approximately 120 temporary employees. Our reliance on temporary employees entails inherent risks that could affect our operations. See “Risk Factors — Risks Related to Our Business and Industry — Our business depends on the availability of project management staff and skilled labor, including temporary employees, and any labor shortages, rising labor costs, or inability to retain or recruit sufficient workers could materially and adversely affect our operations and profitability.”

We place strong emphasis on continuous education and quality training to enhance employee performance. Our staff regularly receives in-house training focused on technical knowledge, industry quality and safety standards, site management, and equipment operation. Our training programs not only aim to upgrade skills but also foster team cohesion, contributing to improved efficiency, employee loyalty, and retention of high-quality talent.

OCCUPATIONAL HEALTH AND WORK SAFETY

We are committed to maintaining a safe and healthy work environment in compliance with all relevant occupational health and safety laws and regulations. Each employee receives a safety policies handbook when assigned to a project site. We take proactive steps to protect both our workers and the public. Our site agents and foremen are responsible for:

•        Developing safety plans before work begins

•        Inspecting machinery and equipment for safety compliance

•        Conducting regular safety walks to ensure a clean and hazard-free site

•        Responding to incidents and maintaining safety records

In addition, we carry out regular internal safety audits and ongoing safety training to reinforce our safety culture across the organization.

LEGAL PROCEEDINGS

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. For the fiscal years ended June 30, 2025 and 2024 and as of the date of this prospectus, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations.

ENVIRONMENTAL PROTECTION

Our operations at project sites are subject to certain environmental requirements pursuant to the laws in Hong Kong, including primarily those in relation to air pollution control, water pollution control, noise control and waste disposal for the years ended June 30, 2025 and 2024. For details of the regulatory requirements, please refer to the section headed “Regulation” in this prospectus.

For the years ended June 30, 2025 and 2024, and up to the date of this prospectus, we did not record any material non-compliance with the applicable environmental requirements that resulted in prosecution, conviction or penalty being brought against us.

REGULATIONS

This section summarizes the most significant Hong Kong laws, rules and regulations that affect and govern our current major business activities and operation in Hong Kong.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HKD5,000 and to imprisonment for 1 year.

Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong), or the CICO

Registered Specialist Trade Contractors Scheme (the “Scheme”)

Subcontractors which are involved in, among others, civil engineering in Hong Kong may apply for registration under the Registered Specialist Trade Contractors Scheme managed by the Construction Industry Council (“CIC”), a body corporate established under the CICO in February 2007. The Subcontractor Registration Scheme (substituted by the Registered Specialist Trade Contractors Scheme on April 1, 2019) was formerly known as the Voluntary Subcontractor Registration Scheme (the “VSRS”), which was introduced by the Provisional Construction Industry Co-ordination Board (the “PCICB”). The PCICB was formed in September 2001 to spearhead industry reform and to pave way for the early formation of the statutory industry coordinating body. A technical circular issued by the Works Branch of the Development Bureau (then the Environment, Transport and Works Bureau) (“WBDB”) on June 14, 2004 (now subsumed into the Project Administration Handbook for Civil Engineering Works by the Civil Engineering and Development Department) requires that all public works contractors with tenders to be invited on or after August 15, 2004 to employ all subcontractors (whether nominated, specialist or domestic) registered from the respective trades available under the VSRS. After the CIC took over the work of the PCICB in February 2007 and the VSRS in January 2010, the CIC launched stage two of the VSRS in January 2013. VSRS was also then renamed Subcontractor Registration Scheme (“SRS”). All subcontractors registered under the VSRS have automatically become registered subcontractors under the SRS. With effect from April 1, 2019, the Scheme replaced the SRS. The Scheme comprises of two registers: the Register of Specialist Trade Contractors (“RSTC”) and the Register of Subcontractors (“RS”). Except designated trades under the RSTCS, all other subcontractors who are registered under the remaining trades of the SRS have been retained as registered subcontractors under RSTCS and no application is required.

Validity period of registration and renewal of registration

A registered subcontractor shall apply for renewal within not earlier than six months before and not later than three months before the expiry date of its registration by submitting an application to CIC in a specified format providing information and supporting documents as required to show compliance with the entry requirements.

An application for renewal shall be subject to approval by the committee on Registered Specialist Trade Contractors Scheme which oversees the Scheme (the “Committee”). If some of the entry requirements covered in an application can no longer be satisfied, the Committee of the

The CIC may give approval for renewal based on those trades and specialties where the requirements are met. An approved renewal as a registered subcontractor shall be valid for three or five years from the expiry of the current registration whereas the approved renewal for a registered specialist trade contractor shall be valid for not less than 36 months after the decision date for that application for renewal.

Regulatory actions

The Committee may conduct an inquiry into any conduct of a registered subcontractor if it has reasonable cause to suspect the registered subcontractor no longer meets any of the registration requirements or has fallen into any of the following circumstances:

a.      a petition for winding-up or bankruptcy has been filed against the registered subcontractor or other financial problems;

b.      failure to answer queries or provide information relevant to the registration within the prescribed time specified by the Committee;

c.      misconduct or suspected misconduct of the registered subcontractor;

d.      court conviction or violation of any law by the Registered Specialist Trade Contractor, including but not limited to Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong), Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), Employment Ordinance (Chapter 57 of the Laws of Hong Kong), Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), Immigration Ordinance (Chapter 115 of the Laws of Hong Kong), Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong), Construction Industry Council Ordinance (Chapter 587 of the Laws of Hong Kong), Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong);

e.      matters of public interest;

f.       causing or contributing to the occurrence of a serious incident taking place in any public or private construction site; “serious incident” means an incident involving either one or a combination of the following — (i) loss of life; (ii) serious bodily injury resulting in a loss or an amputation of a limb or permanent total disablement to the injured; (iii) dangerous occurrence or incident leading to or resulting in injuries that are considered serious or damage to works or property that posed a potential threat to public safety;

g.      serious or suspected serious poor performance in any public or private sector works contract; and

h.      the registered subcontractor’s failure to comply with any provisions of the rules and procedures for the Scheme.

The Committee may instigate regulatory actions against a registered specialist trade contractor by directing that: (a) written warning be given to the registered subcontractor; (b) the registered subcontractor be suspended from registration for a specified period; or (c) the registration of the registered subcontractor be revoked.

Electricity Ordinance (Chapter 406 of the Laws of Hong Kong)

Under Section 2 of the Electricity Ordinance, electrical work means work in relation to the installation, commissioning, inspection, testing, maintenance, modification or repair of a low voltage or high voltage fixed electrical installation and includes the supervision and certification of that work and the design of that installation.

Section 34 (3) of the Electricity Ordinance provides that only a registered electrical worker (“REW”) registered with the Electrical and Mechanical Services Department (“EMSD”) under the ordinance shall conduct the electrical works specified in his certificate of registration. Electrical works are further classified into five grades of certificates of registration based on the voltage and capacity of electricity involved in an electrical installation and industry specialization.

To qualify as a registered electrical contractor registered with the EMSD under the Electricity Ordinance, a corporate applicant must employ at least one REW registered under the Electricity Ordinance. No contractor shall carry on business as an electrical contractor or carry out electrical works unless it is registered as a registered electrical contractor.

Validity period and renewal of registration

Registration for registered electrical contractor is valid for the three-year period shown on the certificate of registration. Pursuant to regulation 13 of the Electricity (Registration) Regulations (Chapter 406D of the Laws of Hong Kong), a registered electrical contractor shall apply to the director of the EMSD for renewal of its/his registration at least one month before and no earlier than four months before the date of expiry of the registration.

Regulatory actions

Where the director of the EMSD considers that there is evidence that a registered electrical contractor fails to comply with the Electricity Ordinance, he may (i) reprimand the contractor, and/or fine the contractor up to HKD10,000, or (ii) refer the matter to the Secretary for Environment and Ecology for hearing by a disciplinary tribunal, who may do one or more of the following:

(i)     reprimand the registrant;

(ii)    fine a contractor up to HKD100,000;

(iii)   suspend or cancel the registration of the registrant; or

(iv)   suspend the registrant’s right to apply for registration or renewal of registration for a prescribed period.

The Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong), or the CECO

The CECO, which aims to limit the extent to which civil liability for breach of contract, or for negligence or other breach of duty, can be avoided by means of contract terms and otherwise, among others, provides that:

(a)     under section 7, a person cannot by reference to any contract term or to a notice given to persons generally or to particular persons exclude or restrict his liability for death or personal injury resulting from negligence and in the case of other loss or damage, a person cannot exclude or restrict his liability for negligence except in so far as the term or notice satisfies the requirement of reasonableness;

(b)    under section 8, as between contracting parties where one of them deals as consumer or on the other’s written standard terms of business, as against that party, the other cannot by reference to any contract term (i) when himself in breach of contract, exclude or restrict any liability of his in respect of the breach, (ii) claim to be entitled to render a contractual performance substantially different from that which was reasonably expected of him, or (iii) claim to be entitled in respect of the whole or any part of his contractual obligation, to render no performance at all, except in so far as the contract term satisfies the requirement of reasonableness; and

(c)     under section 9, a person dealing as a consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract, except in so far as the contract term satisfies the requirement of reasonableness.

Sections 7, 8 and 9 of the CECO do not apply to, among others, any contract so far as it relates to the creation or transfer of a right or interest in any patent, trademark, copyright, registered design, technical or commercial information or other intellectual property, or relates to the termination of any such right or interest.

In relation to a contract term, the requirement of reasonableness for the purpose of the CECO is satisfied only if the court or arbitrator determines that the term was a fair and reasonable one to be included having regarded to the circumstances which were, or ought reasonably to have been, known to or in the contemplation of the parties when the contract was made.

Misrepresentation Ordinance (Chapter 284 of the laws of Hong Kong)

Under the Misrepresentation Ordinance, where a person entered into a contract after a misrepresentation has been made to him, and (a) the misrepresentation has become a term of the contract; or (b) the contract has been performed, or both, then, if otherwise he would be entitled to rescind the contract without alleging fraud, he shall be so entitled, subject to the provisions of the ordinance, notwithstanding the matters mentioned in (a) and (b) above.

Under section 3 of the Misrepresentation Ordinance:

(a)     Where a person entered into a contract after a misrepresentation has been made to him by another party thereto and as a result thereof he has suffered loss, then, if the person making the misrepresentation would be liable to damages in respect thereof had the misrepresentation been made fraudulently, that person shall be so liable notwithstanding that the misrepresentation was not made fraudulently, unless he proves that he had reasonable grounds to believe and did believe up to the time the contract was made that the facts represented were true.

(b)     Where a person entered into a contract after a misrepresentation has been made to him otherwise than fraudulently, and he would be entitled, by reason of the misrepresentation, to rescind the contract, then, if it is claimed, in any proceedings arising out of the contract, that the contract ought to be or has been rescinded the court or arbitrator may declare the contract subsisting and award damages in lieu of rescission, if of opinion that it would be equitable to do so, having regard to the nature of the misrepresentation and the loss that would be caused by it if the contract were upheld, as well as to the loss that rescission would cause to the other party.

(c)     Damages may be awarded against a person under item (b) whether or not he is liable to damages under item (a), but where he is so liable any award under item (b) shall be taken into account in assessing his liability under item (a).

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

(a)     Principle 1 — purpose and manner of collection of personal data;

(b)    Principle 2 — accuracy and duration of retention of personal data;

(c)     Principle 3 — use of personal data;

(d)    Principle 4 — security of personal data;

(e)     Principle 5 — information to be generally available; and

(f)     Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

(a)     the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

(b)    if the data user holds such data, to be supplied with a copy of such data; and

(c)     the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data, may seek compensation from the data user concerned.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), or the TMO

The TMO provides for the registration of trademarks, the use of registered trademarks and connected matters. Hong Kong provides territorial protection for trademarks. Therefore, trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong. In order to enjoy protection by the laws of Hong Kong, trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong).

According to section 10 of the TMO, a registered trademark is a property right acquired through due registration under such ordinance. The owner of a registered trademark is entitled to the rights provided by the ordinance.

By virtue of section 14 of the TMO, the owner of a registered trademark is conferred exclusive rights in the trademark. The rights of the owner in respect of the registered trademark come into existence from the date of the registration of the trademark. According to section 48 of such ordinance, the registration date is the filing date of the application for registration.

Subject to the exceptions in section 19 to section 21 of the TMO, any use of the trademark by third parties without the consent of the owner is an infringement of the trademark. Conducts which amount to infringement of the registered trademark are further specified in section 18 of the same ordinance.

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Regulations Related to Employment and Labor Protection

Construction Workers Registration Ordinance (Chapter 583 of the Laws of Hong Kong), or the CWRO

The CWRO requires construction workers to be registered for carrying out construction work on a construction site. Under the Construction Workers Registration Ordinance, “construction work” means, among other things, any building operation involved in preparing for any operation such as the addition, renewal, alteration, repair, dismantling or demolition of any specified structure that involves the structure of the specified structure or any other specified structure. “Construction site” means, subject to certain exceptions, a place where construction work is, or is to be, carried out. Under section 40 of the Construction Workers Registration Ordinance, no person shall be registered as a registered construction worker unless the Registrar of Construction Workers is satisfied, among other things, that the person has attended the relevant construction work-related safety training course. Further, under section 44 of the Construction Workers Registration Ordinance, the Registrar of Construction Workers shall not renew the registration of a person unless the Registrar of Construction Workers is satisfied that, among other things, (i) the person has attended the relevant construction work-related safety training course; and (ii) if the registration will, on the date of expiry, have been in effect for not less than two years, the person has attended and completed, during the period of one year immediately before the date of application for renewal of the registration, such development courses applicable to his registration as the Construction Industry Council may specify.

The CWRO also contains a “designated workers for designated skills” provision, which provides that only registered skilled or semi-skilled workers of designated trade divisions are permitted to carry out construction works on construction sites relating to those trade divisions independently. Unregistered skilled or semi-skilled workers are only allowed to carry out construction works of designated trade divisions (i) under the instruction and supervision of registered skilled or semi-skilled workers of relevant designated trade division(s); (ii) in proposed emergency works (i.e. construction works which are made or maintained consequential upon the occurrence of emergency incidents); or (iii) in small-scale construction works (e.g. value of works not exceeding HKD100,000).

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong), or the FIUO

The FIUO provides for the safety and health protection to workers in an industrial undertaking. Under the FIUO, it is the duty of a proprietor of an industrial undertaking to take care of, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking. The duties of a proprietor extend to include:

•        providing and maintaining plant and work systems that do not endanger safety or health;

•        making arrangements for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances;

•        providing all necessary information, instructions, training and supervision for ensuring safety and health;

•        providing and maintaining safe access to and egress from the workplaces; and

•        providing and maintaining a safe and healthy working environment.

A proprietor who contravenes any of these duties commits an offence and is liable to a fine of HKD3,000,000 to 10,000,000. A proprietor who contravenes any of these requirements willfully and without reasonable excuse commits an offence and is liable to a fine of HKD3,000,000 to 10,000,000 and to imprisonment for up to 6 months to 2 years.

Matters regulated under the subsidiary regulations of the Factories and Industrial Undertakings Ordinance, including the Construction Sites (Safety) Regulations (Chapter 59I of the Laws of Hong Kong), include (i) the prohibition of employment of persons under 18 years of age (save for certain exceptions); (ii) the maintenance and operation of hoists; (iii) the duty to ensure safety of places of work; (iv) prevention of falls; (v) safety of excavations; (vi) the duty to comply with miscellaneous safety requirements; and (vii) provision of first aid facilities. Non-compliance with any of these rules is an offence and different levels of penalty will be imposed and a contractor guilty of the relevant offence could be liable to a fine up to HKD400,000 and imprisonment up to 12 months.

Factories and Industrial Undertakings (Safety Management) Regulation (Chapter 59AF of the Laws of Hong Kong), or the FIU(SM)R

Under the FIU(SM)R, any contractor (i) in relation to construction work with a contract value of HKD100 million or more; or (ii) in relation to construction work having an aggregate of 100 or more workers in a day working in a single construction site; or (iii) in relation to construction work having an aggregate of 100 or more workers in a day working in two or more construction sites is obliged to appoint a safety auditor to conduct a safety audit to collect, assess and verify information on the efficiency, effectiveness and reliability of its safety management system and consider improvements to the system at least once in every six months. Further, any contractor (i) in relation to construction work having an aggregate of 50 or more but less than 100 workers in a day working in a single construction site; or (ii) in relation to construction work having an aggregate of 50 or more but less than 100 workers in a day working in two or more construction sites is obliged to appoint a person, being a person who is capable of competently carrying out a safety review, to be the safety review officer to conduct a safety review to review the effectiveness of its safety management system and consider improvements to the effectiveness of the system at least once in every six months. Any person who contravenes these requirements commits an offence and is liable on conviction to a fine of HKD400,000 and to imprisonment of six months.

According to the FIU(SM)R, the safety auditor shall (i) be a registered safety officer under the Factories and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Chapter 59Z of the Laws of Hong Kong); (ii) have not less than three years’ full-time experience, in the five years period immediately preceding the application for registration with the Labor Department, in a managerial post responsible for industrial safety and health matters in respect of an industrial undertaking; (iii) occupy, at the time of the application for registration with the Labor Department, the managerial post or a like post; (iv) have successfully completed a scheme conducted by a registered scheme operator; and (v) understand the requirements under legislation in Hong Kong relating to industrial safety and health matters. Pursuant to the Code of Practice on Safety Management issued by the Labor Department, a safety auditor should (i) understand his task and be competent to carry it out; (ii) be familiar with the industry and the processes being carried out in the relevant industrial undertaking; (iii) have a good knowledge of the safety management practices in the industry; and (iv) have the necessary experience and knowledge to enable him to evaluate performance and identify deficiencies effectively, while a safety review officer should (i) have a good understanding of the operation of the relevant industrial undertaking in respect of which he conducts the safety review; (ii) have a good understanding of the legal requirements in force in Hong Kong relating to industrial safety and health; and (iii) have received appropriate training in how to review the effectiveness of a safety management system with a view to improving it.

Factories and Industrial Undertakings (Loadshifting Machinery) Regulation (Chapter 59AG of the Laws of Hong Kong), or the FIU(LM)R

Under regulation 3 of the FIU(LM)R, the responsible person of a loadshifting machine shall ensure that the machine is only operated by a person who (i) has attained the age of 18 years; and (ii) holds a valid certificate applicable to the type of loadshifting machine to which that machine belongs. Under the FIU(LM)R, loadshifting machines used in industrial undertakings refer to forklift trucks. Under regulation 8 of the FIU(LM)R, a responsible person who without reasonable excuse contravenes regulation 3 commits an offence and is liable to a fine of HKD100,000.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO

The EO is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO

The ECO is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment.

The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 (approximately $13,000,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO

The MPFSO is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes the requirement of enrolling eligible employees in a registered MPF Scheme or the requirement of paying mandatory contributions to the MPF Schemes commits a criminal offence and is liable on conviction to a fine and imprisonment.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO

The MWO provides a prescribed minimum hourly wage rate (currently at HKD42.1 per hour) during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Failure to pay minimum wage amounts to a breach of the wage provisions under EO. An employer who willfully and without reasonable excuse fails to pay wages to an employee when it becomes due commits a criminal offence and is liable on conviction to a fine and imprisonment.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), or the OSHO

The OSHO aims to ensure the safety and health of employees when they are at work. Under the OSHO, an employer must ensure the safety and health of his workplace by (i) providing and maintaining plant and work systems that are safe and without risks to health, (ii) making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of plant or substances, (iii) providing all necessary information, instruction, training and supervision for ensuring safety and health, (iv) providing and maintaining safe access to and egress from the workplace, and (v) providing and maintaining a safe and healthy work environment. An employer who fails to comply with the above may be liable on conviction to a fine and imprisonment, if he did so intentionally, knowingly or recklessly.

Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong)

The Occupational Safety and Health Regulation further sets out basic requirements for accident prevention, fire precaution, workplace environment control, hygiene at workplaces, first aid, as well as what employers and employees are expected to do in manual handling operations.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Immigration Ordinance (Chapter 115 of the Laws of Hong Kong)

According to section 38A of the Immigration Ordinance, a construction site controller (i.e. the principal or main contractor and includes a subcontractor, owner, occupier or other person who has control over or is in charge of a construction site) shall take all practicable steps to (i) prevent having illegal immigrants from being on site or (ii) prevent illegal workers who are not lawfully employable from taking employment on site. Where it is proved that (i) an illegal immigrant was on a construction site or (ii) such illegal worker who is not lawfully employable took employment on a construction site, the construction site controller commits an offence and is liable to a fine of HKD350,000.

Regulations Related to Environmental Protection

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong), or the APCO

The APCO is the principal legislation in Hong Kong for controlling emission of air pollutants and noxious odor from construction, industrial and commercial activities and other polluting sources. Subsidiary regulations of the APCO impose control on air pollutant emissions from certain operations through the issue of licenses and permits. A contractor shall observe and comply with the APCO and its subsidiary regulations, including without limitation the Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong) and the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong). The contractor responsible for a construction site shall devise, arrange methods of working and carry out the works in such a manner so as to minimize dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented. Asbestos control provisions in the APCO require that building works involving asbestos must be conducted only by registered asbestos contractors and under the supervision of a registered consultant.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong), or the NCO

The NCO controls, among others, the noise from construction, industrial and commercial activities. A contractor shall comply with the NCO and its subsidiary regulations in carrying out construction works. For construction activities that are to be carried out during the restricted hours and for percussive piling during the daytime, not being a general holiday, construction noise permits are required from the Director of the Environmental Protection Department in advance.

Under the NCO, construction works that produce noises and the use of powered mechanical equipment (other than percussive piling) are not allowed between 7:00 p.m. and 7:00 a.m. or at any time on general holidays, unless prior approval has been granted by the Director of the Environmental Protection Department through the construction noise permit system. The use of certain equipment is also subject to restrictions. Hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the Director of the Environmental Protection Department. Any person who carries out any construction work except as permitted is liable on first conviction to a fine of HKD100,000 and on subsequent convictions to a fine of HKD200,000, and in any case to a fine of HKD20,000 for each day during which the offence continues.

Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong), or the WPCO

The WPCO controls the effluent discharged from all types of industrial, commercial, institutional and construction activities into public sewers and public drain. For any industry/trade generating wastewater discharge (except domestic sewage or unpolluted water that are discharged into communal sewer or communal drain), they are subject to licensing control by the Director of the Environmental Protection Department. All discharges, other than domestic sewage or unpolluted water to communal sewer or communal drain, must be covered by an effluent discharge license. The license specifies the permitted maximum allowable quantity and effluent standards of the effluent. The general guidelines are that the effluent does not damage sewers or pollute inland or inshore marine waters.

According to the WPCO, unless being licensed under the Water Pollution Control Ordinance, a person who discharges any waste or polluting matter into the waters of Hong Kong in a water control zone or discharges any matter, other than domestic sewage and unpolluted water, into a communal sewer or communal drain in a water control zone commits an offence and is liable to imprisonment for six months and (a) for a first offence, a fine of HKD200,000; (b) for a second or subsequent offence, a fine of HKD400,000, and (c) in addition, if the offence is a continuing offence, a fine of HKD10,000 for each day during which it is proved to the satisfaction of the court that the offence has continued.

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong), or the WDO

The WDO controls the production, storage, collection and disposal including treatment, reprocessing and recycling of wastes. At present, livestock waste and chemical waste are subject to specific controls whilst unlawful deposition of waste is prohibited. Import and export of waste is generally controlled through a permit system. A contractor shall observe and comply with the WDO and its subsidiary regulations, including without limitation the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong) and the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong).

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at designated prescribed facilities and a main contractor who undertakes construction work with a value of HKD1 million or above will be required, within 21 days after being awarded the contract, to establish a billing account in respect of that particular contract with the Director of the Environmental Protection Department to pay any disposal charges for the construction waste generated from the construction work under that contract.

Under the Waste Disposal (Chemical Waste) (General) Regulation, a person who produces chemical waste or causes it to be produced has to register as a chemical waste producer. Any chemical waste produced must be packaged, labeled and stored properly before disposal. Only a licensed waste collector can transport the waste to a licensed chemical waste disposal site for disposal. Chemical waste producers also need to keep records of their chemical waste disposal for inspection by the Environmental Protection Department.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors upon the completion of this offering.

Name	Age	Position(s)
Chi Fung Mok	35	Director and Chief Executive Officer
Weilang Deng	53	Director and Chief Financial Officer
Peter K. Mo	51	Independent Director Nominee
Michael Minqu Deng	49	Independent Director Nominee
Siu Cheung Fong	58	Independent Director Nominee

The following is a brief biography of each of our executive officers, directors and director nominees:

Mr. Chi Fung Mok has served as our Chief Executive Officer and our director since July 2025. Mr. Mok has over 15 years of experience in the electrical engineering industry. He has been serving as the Chief Executive Officer and director of Yi Feng M&E since June 2024 and the director of MCF Engineering since April 2024. He founded CF Engineering Company Limited, or CF Engineering, in April 2015 and has served as its Chief Executive Officer and director ever since. Prior to that, from 2009 to 2014, he served as a technical specialist in the electrical industry, where he gained extensive hands-on experience in electrical installation and maintenance across residential and commercial projects. Mr. Mok holds professional certifications in Electrical Installation Technology from the Hong Kong Institute of Vocational Education and completed electrical technician training programs from the Construction Industry Council and Hong Kong Institute of Vocational Education.

Mr. Weilang Deng has served as our Chief Financial Officer and our director since July 2025. Mr. Deng has over 18 years of experience in financial management within the manufacturing industry. He has served as the Chief Financial Officer of Guangdong Yi Feng Industrial Co., Ltd. since July 2006. Mr. Deng holds a Bachelor’s degree in Law from China University of Geosciences (Wuhan) and a Diploma in Political History from Huizhou University.

Mr. Peter K. Mo will be an independent director of the Company immediately upon the listing of our ordinary shares on [•]. Mr. Mo has over 20 years of experience leading enterprise planning, value creation, and performance management across real estate, healthcare, and corporate services. Mr. Mo has served as Financial Planning & Analysis (“FP&A”) Manager at The Aspen Group, a retail healthcare business support organization, since February 2022. Prior to that, he served as FP&A Supervisor at The Aspen Group from December 2020 to February 2022. From 2000 to 2020, Mr. Mo held various positions at Jones Lang LaSalle (“JLL”), a global commercial real estate services firm, most recently as Senior Analyst in Global Corporate Solutions. His earlier roles at JLL included Senior Analyst (Operations), Senior Accountant, and Accounts Receivable Specialist. Mr. Mo received an Associate of Applied Sciences in Business Management (Accounting Emphasis) from Robert Morris University.

Mr. Michael Minqu Deng will be an independent director of the Company immediately upon the listing of our ordinary shares on [•]. Mr. Deng has extensive experience in design practice as well as in business development and project management in the real estate development and building industry. Mr. Deng is the founder and principal architect of URBANERGY Inc., an international architecture, interior, and urban design company based in Boston and Shenzhen, which he established in April 2010. He is a Registered Architect in New York State and a USGBC LEED® Accredited Professional. Mr. Deng holds a Bachelor’s degree in Architecture from Tsinghua University, a Master’s degree in Architecture from the University of Hong Kong, and a Master’s degree in Design Studies from Harvard University.

Mr. Siu Cheung Fong will be an independent director of the Company immediately upon the listing of our ordinary shares on [•]. Mr. Fong has over 30 years of experience in the legal industry in Hong Kong. Since July 2020, Mr. Fong has served as a litigation clerk at Peter W.K. Lo & Co., a Hong Kong law firm, where he handles civil, criminal, probate and matrimonial cases.

Board of Directors

Our board of directors will consist of five directors upon the listing of our ordinary shares on [•]. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or transaction or proposed contract or transaction with the Company notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided that such director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction. Our directors may from time to time at their discretion exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any party thereof, and issue debentures, debenture share, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

As a foreign private issuer, we are permitted to elect to rely on home country practice to be exempted from certain corporate governance requirements of [•]. While we currently intend to voluntarily follow all [•] corporate governance rules, including rules regarding committee structure and director independence, we may in the future choose to take advantage of the exemptions afforded to foreign private issuers.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the listing of our ordinary shares on [•], including an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of Mr. Peter K. Mo, Mr. Michael Minqu Deng and Mr. Siu Cheung Fong, and will be chaired by Mr. Peter K. Mo. We have determined that each of Mr. Peter K. Mo, Mr. Michael Minqu Deng and Mr. Siu Cheung Fong satisfies the “independence” requirements of the applicable listing rules of [•] and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Peter K. Mo qualifies as an “audit committee financial expert”.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•        selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related-party transactions;

•        discussing the annual audited financial statements with management and our independent registered public accounting firm;

•        reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and our independent registered public accounting firms;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board of directors.

Compensation Committee

Our compensation committee will consist of Mr. Peter K. Mo, Mr. Michael Minqu Deng and Mr. Siu Cheung Fong, and will be chaired by Mr. Siu Cheung Fong.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Mr. Peter K. Mo, Mr. Michael Minqu Deng and Mr. Siu Cheung Fong, and will be chaired by Mr. Michael Minqu Deng.

The nominating and corporate governance committee assists the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee is responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of the board as a whole.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our memorandum and articles of association. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders (unless he has sooner vacated office) or upon any specified event or after any specified period in a written agreement between our company and the director, if any, and an appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting; but no such term shall be implied in the absence of an express provision. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by our company to be or becomes of unsound mind; (3) resigns his office by notice in writing to the company; (4) without special leave of absence from our board, is absent from board meetings for a continuous period of six months and our board of directors resolve that his office be vacated; (5) is prohibited by law from being a director; or (6) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are appointed by and serve at the discretion of the board of directors.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. See “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares of our company, including the registering of such shares in our share register.

Employment Agreements and Indemnification Agreements

We [have] entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our consumers. In addition, each executive officer has agreed to be bound by certain non-solicitation restrictions and non-competition restrictions, which apply during the term of his or her employment and typically for [•] years following the last date of employment.

We [have] also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the year ended June 30, 2025, we paid US$50,513 in cash to Mr. Chi Fung Mok, the Chief Executive Officer of Yi Feng M&E, and US$12,821 in cash to Mr. Kin Leung Yau, a director of Yi Feng M&E.

Code of Business Conduct and Ethics, Insider Trading Policy and Clawback Policy

We will adopt (i) a code of business conduct and ethics that is applicable to all of our directors, officers and employees, (ii) an insider trading policy that applies to our directors, officers, and employees, and (iii) a clawback policy that applies to our directors, officers and employees (collectively, the “Policies”). The Policies will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•        each of our directors and executive officers; and

•        each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 13,750,000 ordinary shares outstanding as of the date of this prospectus, and 16,250,000 ordinary shares outstanding immediately after the completion of this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned Before this Offering		Shares Beneficially Owned After this Offering
Name and Address of Beneficial Owner	Shares	Percentage	Shares	Percentage
Directors and Executive Officers†:
Chi Fung Mok(1)	2,062,500	15.0%	2,062,500	12.7%
Weilang Deng	—	—	—	—
Peter K. Mo††	—	—	—	—
Siu Cheung Fong††	—	—	—	—
Michael Minqu Deng††	—	—	—	—
All directors and executive officers as a group	2,062,500	15.0%	2,062,500	12.7%

Principal Shareholders
Zhenghao Group Limited(2)	8,277,500	60.2%	8,277,500	50.9%
Chunfung International Limited(1)	2,062,500	15.0%	2,062,500	12.7%
Delta Mind Ltd(3)	687,500	5.0%	687,500	4.2%

____________

Notes:

†        The business address of our directors and executive officers is Rm G12, Blk G, 4/F, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

††      Each of Mr. Peter K. Mo, Mr. Siu Cheung Fong and Mr. Michael Minqu Deng has accepted our appointment as an independent director, effective immediately upon the listing of our ordinary shares on the [•].

(1)      Represents 2,062,500 ordinary shares held by Chunfung International Limited, a British Virgin Islands company wholly owned by Mr. Chi Fung Mok, who is also its sole director. The registered address of Chunfung International Limited is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.

(2)      Zhenghao Group Limited is a British Virgin Islands company wholly owned by Mr. Zefeng Zeng, who is also its sole director. The registered address of Zhenghao Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. On August 25, 2025, Zhenghao Group Limited sold 7,900 ordinary shares to unrelated third parties. Prior to the transfer, Zhenghao Group Limited held 38,000 ordinary shares. On October 22, 2025, we issued 8,247,400 additional ordinary shares to Zhenghao Group Limited at nominal consideration. See “Description of Share Capital — History of Securities Issuances.”

(3)      Delta Mind Ltd is a British Virgin Islands company wholly owned by Mr. Kin Leung Yau, who is also its sole director. The registered address of Delta Mind Ltd is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.

As of the date of this prospectus, none of our issued and outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Securities Issuances

See “Description of Share Capital — History of Securities Issuances” for a description of our securities issuances in the past three years.

Office Space Provided by Yi Feng (HK) Industrial Limited

See “Business — Facilities.”

Deed of Non-Competition

In connection with this IPO, CF Engineering and Mr. Zefeng Zeng (together with CF Engineering, the “Covenantors”) executed a Deed of Non-Competition (the “Deed”) in our favor. Pursuant to the Deed, the Covenantors agreed to certain restrictive covenants, including noncompetition and non-solicitation covenants, and a covenant not to provide any assistance to, any person or entity that engages in a competitive business with our business. These restrictive covenants are effective during the period (the “Restrictive Period”) beginning upon the completion of this IPO and ending on the later of: (a) the date upon which the Covenantors and their immediate family members, if applicable, cease to beneficially own in the aggregate at least thirty percent (30%) of the then outstanding ordinary shares of our company; and (b) the fifth anniversary of the date of the completion of this IPO. Pursuant to the Deed, CF Engineering granted our company a right of first refusal with respect to subcontracting services related to our business that CF Engineering may require during the Restrictive Period.

Shareholders’ Agreement

On October 2, 2025, the shareholders of MCF Engineering, YF Hong Kong and Mr. Ho Hin Chan, entered into a Shareholders’ Agreement pursuant to which Mr. Ho Hin Chan agreed to defer to the decisions of YF Hong Kong on all matters requiring shareholder consent, approval, or resolution.

Other Related Party Transactions

The following is a list of related parties which our company had transactions with:

Name of related parties	Relationship with the Company
Zefeng Zeng	Majority shareholder
Chi Fung Mok	Director, Chief Executive Officer and 15% shareholder
CF Engineering Company Limited	Company controlled by Chi Fung Mok, who beneficially owns 100% of its equity interest
Ho Hin Chan	40% shareholder of MCF Engineering, one of our operating subsidiaries

(1)    Amounts due from related parties (gross) consist of the following:

	June 30,
	2025	2024
Chi Fung Mok	$5,314	$808
CF Engineering Company Limited	16,188	40,275
Ho Hin Chan	513	513
Total	$22,015	$41,596

The balances due from Mr. Chi-Fung Mok and Mr. Ho Hin Chan represent cash advances provided to them for business development activities carried out on behalf of MCF Engineering. The balance due from CF Engineering represents payments made on its behalf to settle construction materials purchase costs for projects unrelated to our subcontracting work with CF Engineering. These balances are non-trade in nature, unsecured, non-interest bearing, and repayable on demand. As of the date of this prospectus, all amounts due from related parties had been fully settled.

(2)    Amounts due to Mr. Zefeng Zeng. As of June 30, 2025 and 2024, our company had outstanding balances owed to Zefeng Zeng in the amount of $1,916,812 and $1,166,674, respectively. The amounts owed to Mr. Zeng represent short-term, non-trade advances he provided to fund the Company’s working capital requirements. These advances are unsecured, non-interest bearing, have no fixed repayment terms, and are repayable on demand. There are no written loan agreements governing these balances.

(3)    Services provided to CF Engineering. For the years ended June 30, 2025 and 2024, we recorded revenues of approximately US$4.36 million and US$0.26 million, respectively, for subcontracting work provided to CF Engineering.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of the prospectus, the authorized share capital of the Company is $50,000, divided into 500,000,000 ordinary shares, with a par value of $0.0001 each. As of the date of the prospectus, 13,750,000 ordinary shares were issued and outstanding. All of our issued and outstanding ordinary shares are fully paid. Immediately upon the completion of the offering assuming no exercise of the over-allotment option by the underwriters, there will be 16,250,000 ordinary shares (which will be 16,625,000 ordinary shares assuming the full exercise of the over-allotment option) issued and outstanding.

As of the date of the prospectus, we have not granted any options to purchase our ordinary shares.

Our Amended and Restated Memorandum and Articles of Association

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our Amended and Restated Memorandum and Articles of Association, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Objects of Our Company.    Under our Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Dividends.

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Amended and Restated Articles:

•        the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

•        our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights.    In respect of all matters subject to a shareholders’ vote unless otherwise required under the Companies Act or by the Amended and Restated Articles, each Ordinary Share is entitled to one (1) vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

No business shall be transacted at any general meeting unless a quorum of members is present in person or by proxy; a quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of all votes which are cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of all votes, calculated on a fully converted basis, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our Amended and Restated Memorandum and Articles of Association.

Election of directors.    Directors may be appointed by an ordinary resolution of our shareholder or by a resolution of the directors of the Company. Any appointment may be to fill a vacancy or as an additional director.

Meetings of directors.    At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Transfer of ordinary shares.    Subject to any applicable requirements set forth in our memorandum and articles of association and provided that a transfer of ordinary shares complies with the applicable rules of the designated stock exchange, any of our shareholders may transfer all or any of his, its or her ordinary shares by an instrument of transfer in the common form or in a form prescribed by the designated stock exchange or any other form approved by our board of directors, executed:

•        where the ordinary shares are fully paid, by or on behalf of that shareholder; and

•        where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the ordinary shares in question are not listed on or subject to the rules of any designated stock exchange, our board of directors may, in its sole discretion, decline to register any transfer of any ordinary shares which is not fully paid up or on which the Company has a lien.

If our directors refuse to register a transfer of any Class ordinary shares not listed on a designated stock exchange, they shall, within three months after the date on which the instrument of transfer was lodged with the Company, send to the transferor and transferee notice of such refusal.

The registration of transfers may on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended for more than 30 days in any calendar year as our board may determine.

Winding-Up/Liquidation.    If the Company is wound up, the shareholders may, subject to the Amended and Restated Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or (b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on ordinary shares and Forfeiture of ordinary shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.    Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

•        issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

•        with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

•        purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Variations of Rights of Shares.    Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Changes in the number of shares we are authorized to issue and those in issue.    We may from time to time by resolution of shareholders:

•        increase the share capital of our Company by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

•        subdivide our shares into shares of an amount smaller than that fixed by the Amended and Restated Memorandum and Articles of Association, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•        consolidate and divide all or any of its share capital into shares of larger amount than its existing shares.

•        convert all or any of its paid up shares into stock, and reconvert that stock into paid up shares of any denomination; and

•        cancel shares which, at the date of the passing of ordinary resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of Shares into which its capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

Issuance of Additional Shares.    Our Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional shares may dilute the voting power of holders of ordinary shares. However, our Amended and Restated Memorandum and Articles of Association provides for authorized share capital comprising ordinary shares, and to the extent the rights attached to any class may be varied, the Company must comply with the provisions in the Memorandum and Articles relating to variations to rights of shares.

Anti-Takeover Provisions

Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable. Our authorized, but unissued ordinary shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued ordinary shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. The directors may call a general meeting at any time. At least five clear days’ notice of a general meeting must be given to the shareholders. But a meeting may be convened on shorter notice with the consent of the shareholders who collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that our directors must call a general meeting if there is a requisition in writing given by shareholders who together hold at least 10% of the rights to vote at such general meeting. Should the directors fail to call a general meeting within 21 clear days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period. The requisition must specify the purpose of the meeting; be signed by or on behalf of each requisitioner; and be delivered in accordance with the notice provisions in our Articles. Otherwise, our Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before any general meetings not called by such shareholders.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act of the Cayman Islands. The Companies Act of the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that, for an exempted company that does not hold a license to carry on business in the Cayman Islands:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        an exempted company’s register of members is not required to be open to inspection by shareholders of the company;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

•        an exempted company may not issue negotiable or bearer shares;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as an exempted limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Further, as a foreign private issuer, we are permitted to follow home country practice and be exempted from certain corporate governance requirements under [•] listing rules. While we currently intend to voluntarily follow all [•] corporate governance rules, including rules regarding committee structure and director independence, we may in the future choose to take advantage of the exemptions afforded to foreign private issuers.

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies, provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiaries or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by: (i) 75% in value of the shareholders or class of shareholders, as the case may be, or (ii) a majority in number representing seventy-five percent (75%) in value of creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at the meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved and sanctioned, or if a takeover offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a non-controlling shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•        an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•        an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

•        an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime or against the indemnified person’s own fraud, or dishonesty, willful default or willful neglect. Our Amended and Restated Memorandum and Articles of Association permit indemnification of each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we plan to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: a duty to act in good faith in what the director bona fide considers to be in the best interests of the company, a duty to exercise their powers for the purposes they were conferred, a duty to avoid fettering his or her discretion in the future and a duty to avoid conflicts of interest and of duty. As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that, on the requisition of any shareholders who hold not less than 10 percent of the rights to vote in respect to the matter for which the meeting is requested, our board of directors shall convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our Amended and Restated Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, any of our directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our Amended and Restated Memorandum and Articles of Association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards.

History of Securities Issuances

Upon our incorporation in the Cayman Islands on July 8, 2025, we issued one ordinary share to Ogier Global Subscriber (Cayman) Limited at nominal consideration for incorporation purpose, which transferred the same amount of share to Zhenghao Group Limited on July 25, 2025 at nominal consideration.

On July 25, 2025, we issued 37,999 ordinary shares to Zhenghao Group Limited at nominal consideration.

On August 4, 2025, we issued 7,500 ordinary shares to Chunfung International Limited at nominal consideration.

On August 4, 2025, we issued 2,500 ordinary shares to Delta Mind Ltd at nominal consideration.

On August 4, 2025, we issued 1,000 ordinary shares to Faith Stone International Ltd at nominal consideration.

On August 4, 2025, we issued 1,000 ordinary shares to Loop Knot Ltd at nominal consideration.

On October 22, 2025, we issued 13,700,000 additional ordinary shares at par value to our existing shareholders, with each shareholder receiving shares in proportion to their existing holdings.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our ordinary shares prevailing from time to time. Sales of substantial amounts of ordinary shares (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and our ability to raise additional capital through a future sale of securities.

Upon the completion of this offering, we will have 16,250,000 ordinary shares issued and outstanding (or 16,625,000 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full). Of the issued and outstanding ordinary shares, the 2,500,000 ordinary shares sold in this offering (or 2,875,000 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless owned by our affiliates (as defined under Rule 144), including our principal shareholder and our directors and executive officers, who may sell only in compliance with the limitations described below. The remaining ordinary shares will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale upon the consummation of this offering. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 and Rule 701.

Lock-Up Agreements

We have agreed, for a period of six months from the closing of this offering, not to not to offer, pledge, sell, or dispose of, directly or indirectly, any shares of our share capital, or securities convertible into or exchangeable or exercisable for any shares of our share capital or file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible or exercisable or exchangeable for shares of capital stock of the Company.

Our directors, officers and shareholders holding more than 3% of our outstanding ordinary shares have agreed, subject to some exceptions, for a period of six months from the date of this prospectus, not to offer, pledge, sell, or dispose of, directly or indirectly, any shares of our share capital, or securities convertible into or exchangeable or exercisable for any shares of our share capital. See “Underwriting” for a description of the lock-up agreements applicable to our ordinary shares.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, without registration under the Securities Act beginning 90 days after the date of this prospectus, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding ordinary shares or the average weekly trading volume of our ordinary shares reported during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the holding period, public information, volume limitation or notice filing provisions of Rule 144. However, all Rule 701 shares that are subject to lockup agreements as described under the section titled “Underwriting” will not become eligible for sale until the expiration of those agreements, as applicable.

TAXATION

The following summary of material Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel. To the extent that the discussion relates to matters of Hong Kong tax law, it represents the opinion of David Fong & Co., our Hong Kong legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares except those which hold interests in land in the Cayman Islands or unless such instrument of transfer is executed within the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong Profits Taxation

Our Hong Kong operating subsidiaries are subject to the two-tier profit tax rates system according to Hong Kong tax rules and regulations.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment) (No.3) Ordinance 2018 of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD2 million ($254,780) of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the tax rate of 16.5%. However, only one entity nominated within a group of “connected entities” can enjoy the two-tier tax rate. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. The others would not qualify for the two-tiered profits tax rates and will continue to be subject to the rate of 16.5%.

United States Federal Income Taxation Considerations

The following does not address the tax consequences to any particular investor or to person in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        pension plans;

•        cooperative;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        persons that elect to mark their securities to market;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding our ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary shares);

•        persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our ordinary shares through partnerships or other pass-through entities;

•        beneficiaries of a Trust holding our ordinary shares; or

•        persons holding our ordinary shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase ordinary shares in this offering.

WE URGE PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our ordinary shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the U.S.;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.      The actual days in the United States in the current year; plus

2.      One-third of his or her days in the United States in the immediately preceding year; plus

3.      One-sixth of his or her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the [•]. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in US dollars) for the share and your tax basis (in US dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC for our current taxable year under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the [•]. If the ordinary shares are regularly traded on the [•] and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our ordinary shares when inherited from a decedent that was previously a holder of our ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

If you hold ordinary shares in any taxable year in which we are a PFIC (regardless of whether you make a mark-to-market election as described above), you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete U.S. Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. In addition, certain U.S. Holders must file a U.S. Internal Revenue Service Form 926 to report the contribution of property (including cash) to a foreign corporation. Failure to report such information could result in substantial penalties.

The foregoing description of reporting requirements is not exhaustive, and you should consult your own tax advisor regarding your obligation to file a Form 8938, Form 926 or other applicable forms as a result of an investment in our ordinary shares.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement (the “Underwriting Agreement”) with Cathay Securities, Inc., as representative of the Underwriters (the “Representative”) in this offering. The Representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below have agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriters	Number of Ordinary Shares
Cathay Securities, Inc.
Total

The Underwriters are committed to purchase all the ordinary shares offered by this prospectus if they purchase any ordinary shares. The Underwriters are not obligated to purchase the ordinary shares covered by the over-allotment option as described below. The Underwriters are offering the ordinary shares, subject to prior sale, when, as, and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officer’s certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the Underwriters a 45-day option to purchase up to an aggregate of 375,000 additional ordinary shares (equal to 15% of the number of ordinary shares sold in the offering) at the offering price per ordinary share, less underwriting discounts. The Underwriters may exercise the Over-Allotment Option for 45 days after the date of Closing Date solely to cover sales of ordinary shares by the Underwriters in excess of the total number of ordinary shares set forth in the table above. If any of the additional ordinary shares are purchased, the Underwriters will offer the additional ordinary shares on the same terms as those on which the other ordinary shares are being offered hereby.

Discounts and Expenses

The underwriting discounts for the ordinary shares and the ordinary shares underlying the over-allotment option are equal to seven percent (7%) of the public offering price set forth on the cover page of this prospectus.

The following table shows the price per share and total public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
IPO price(1)	$	$	$
Underwriting discounts to be paid by us (7%)(2)	$	$	$
Proceeds to us, before expenses	$	$	$

____________

(1)      Initial public offering price per share is assumed as $[•] per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(2)      We have agreed to pay to the Underwriters discounts of 7% of the public offering price.

We have agreed to pay to the Representative, by deduction from the gross proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the ordinary shares in this offering. We have agreed to reimburse the Representative for certain out-of-pocket expenses incurred by them up to an aggregate of $230,000 (including the Advance described below), including fees and disbursements of their counsel due diligence expenses, road show and background check on the Company’s executive officers and directors, with respect to this offering. We have agreed to pay an expense advance to the Representative of $120,000, of which we have paid $60,000 with the remainder due as follows: (i) $20,000 upon receiving a no objection letter from FINRA, and (ii) $40,000 upon the first public filing the registration statement of which this prospectus forms a part with the SEC (the “Advance”), to be applied against out-of-pocket accountable expenses, which will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

The foregoing does not purport to be a complete statement of the terms and conditions of the Underwriting Agreement. A form of the Underwriting Agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and expenses, will be approximately $[•].

Right of First Refusal

We have granted the Representative, provided that this offering is completed, a right of first refusal, for a period of twelve (12) months from the closing of the offering, exercisable at the sole discretion of the Representative, to provide investment banking service to the Company on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters or placement agents, which shall include, without limitation, (a) acting as leading manager for any underwritten public offering; and (b) acting as placement agent or initial purchaser in connection with any private offering of securities of the Company. In accordance with FINRA Rule 5110(g)(6), under no circumstances shall such right of first refusal have a duration of more than three years from the commencement of sales of this offering or the termination date of the engagement between us and the underwriters. The Representative shall notify us of its intention to exercise its Right of First Refusal within 15 business days following notice in writing by us. The Right of First Refusal is also subject to FINRA Rule 5110(g), which grants us a right of termination for cause, which includes that we may terminate the Representative’s engagement upon the Representative’s material failure to provide the underwriting services required by the underwriting agreement. Our exercise of the right of termination for cause will eliminate any obligations with respect to the right of first refusal set forth above.

Tail Financings

The Representative shall be entitled to compensation commensurate with the compensation received in this offering if the Company completes an offering with an investor introduced to the Company by representative and not-known to the Company before such introduction regarding an offering prior to the termination or expiration of the engagement letter between the Company and the representative (the “Identified Party”), provided that such Identified Party shall be confirmed in writing by both parties through a mutually signed list. This right to compensation shall apply during the twelve (12) month period following the termination of the engagement letter between the Company and the Representative.

Lock-up Agreements

Each of our officers, directors, and holders of more than 3% of the Company’s securities (including warrants, options, convertible securities, and ordinary shares) have agreed with the Underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise to transfer or dispose of, directly or indirectly, any ordinary shares, or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of six (6) months from the date of this prospectus forms a part without the prior written consent of the Representative.

Each of the Company and any successors of the Company have agreed, for a period of six (6) months after the closing of this offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (b) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

Pricing of this Offering

Prior to this offering, there was no public market for our ordinary shares. The public offering price for the ordinary shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development, and other factors deemed relevant. The public offering price of the ordinary shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value, or other established criteria of value of our Company.

An active trading market for our Ordinary Shares may not develop. It is possible that after this offering the ordinary shares will not trade in the public market at or above the initial offering price.

Foreign Regulatory Restrictions on Purchase of the Ordinary Shares

We have not taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the Underwriters and their affiliates against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriters may be required to make for these liabilities.

Application for [•] Listing

We intend to apply to have the ordinary shares approved for listing on the [•] under the symbol “[•]”. We will not consummate and close this offering without a listing approval letter from [•].

Electronic Offer, Sale, and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriters or selling group members, if any, or by their affiliates, and the Underwriters may distribute prospectus electronically. The Underwriters may agree to allocate a number of Ordinary Shares to the selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriters, and it should not be relied upon by investors.

In connection with this offering, certain of the Underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on [•] may engage in passive market making transactions on [•], in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our Company. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect to such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the Underwriters that would permit a public offering of the ordinary shares offered by, or the possession, circulation, or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the ordinary shares offered by this prospectus is completed, rules of the SEC may limit the ability of the Underwriters to bid for and to purchase the ordinary shares. As an exception to these rules, the Underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of the ordinary shares. The Underwriters may engage in over-allotment sales, syndicate-covering transactions, stabilizing transactions, and penalty bids in accordance with Regulation M.

•        Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•        Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate-covering transactions. There is no contractual limit on the size of any syndicate-covering transaction. The Underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the Underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•        Syndicate-covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the Underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the Underwriters.

•        A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate-covering transactions, and penalty bids may have the effect of raising or maintaining the market price of the ordinary shares or preventing or delaying a decline in the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the Underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of the ordinary shares. These transactions may occur on [•] or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and the non-accountable expense allowance payable to the Representative, that YF Holdings expects to incur in connection with this offering. With the exception of the SEC registration fee and the [•] listing fee, all amounts are estimates.

USD
Securities and Exchange Commission Registration Fee	$
FINRA Filing Fee	$
[•] Listing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Transfer Agent Fees	$
Reimbursable fees and expenses of the Representative	$
Financial Printing and Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by YF Holdings.

LEGAL MATTERS

Certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Robinson & Cole LLP. The validity of the ordinary shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Ogier. Legal matters as to Hong Kong law will be passed upon for us by David Fong & Co.

Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Hunter Taubman Fischer & Li LLC.

EXPERTS

The consolidated financial statements for the years ended June 30, 2025 and 2024 included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of WWC, P.C. is 2010 Pioneer Court, San Mateo, CA 94403.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the ordinary shares be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

YI FENG HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Yi Feng Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yi Feng Holdings Ltd. and its subsidiaries (collectively the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID No.1171

San Mateo, California
August 27, 2025, except for Notes 15 and 23 which are dated October 23, 2025

We have served as the Company’s auditor since June 27, 2025.

YI FENG HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2025 AND 2024
(Stated in US Dollars)

	2025	2024
ASSETS
Current assets
Cash	$489,828	$926,988
Accounts receivable, net	244,843	33,146
Accounts receivable – a related party, net	1,095,207	79,227
Contract assets, net	1,002,149	146,404
Contract assets – a related party, net	307,988	149,223
Other receivables, net	48,116	16,137
Due from related parties, net	21,649	40,837
Total current assets	3,209,780	1,391,962

Non-current assets
Retention receivable, net	74,959	3,508
Retention receivable – a related party, net	362,920	10,269
Leasehold improvement, net	18,587	—
Right-of-use assets, net	150,883	—
Deferred initial public offering costs	207,661	—
Total non-current assets	815,010	13,777
TOTAL ASSETS	$4,024,790	$1,405,739

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$39,262	$18,540
Accrued liabilities and other payables	609,147	178,405
Due to a related party	1,916,182	1,166,674
Income tax payable	222,515	3,816
Lease liabilities, current	62,211	—
Total current liabilities	2,849,317	1,367,435

Non-current liabilities
Lease liabilities, non-current	88,672	—
Total non-current liabilities	88,672	—
TOTAL LIABILITIES	2,937,989	1,367,435

Commitment and contingencies

Equity
Ordinary shares of $0.0001 par value, 500,000,000 shares authorized, 13,750,000 shares issued and outstanding as of June 30, 2025 and, 2024 respectively*	1,375	1,375
Additional paid-in capital	2,564	2,564
Subscription receivables	(2,657)	(2,657)
Retained earnings	1,078,371	35,182
Total shareholders’ equity	1,079,653	36,464
Non-controlling interests	7,148	1,840
TOTAL EQUITY	1,086,801	38,304
TOTAL LIABILITIES AND EQUITY	$4,024,790	$1,405,739

____________

*        Shares presented on a retrospective basis to reflect the Reorganization (see Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

YI FENG HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024
(Stated in US Dollars)

	2025	2024
Contract revenues	$3,404,270	$266,415
Contract revenues – related parties	4,363,855	256,273
Cost of contract revenues	(6,168,094)	(452,771)
Gross profit	1,600,031	69,917

Operating expenses
Selling and marketing expenses	—	(2,564)
General and administrative expenses	(340,380)	(31,108)
Total operating expenses	(340,380)	(33,672)

Operating income	1,259,651	36,245

Other income
Interest income	507	4,080
Gain on disposal of a subsidiary	7,038	—
Total other income	7,545	4,080

Income before taxes	1,267,196	40,325
Provision for income taxes	(218,699)	(3,816)
Net income	1,048,497	36,509

Net income attributable to non-controlling interest	(5,308)	(1,327)

Net income attributable to ordinary shareholders of the Company	$1,043,189	$35,182

Income per share – basic and diluted	0.08	0.00
Basic and diluted weighted average shares outstanding*	13,750,000	13,750,000

____________

*        Shares presented on a retrospective basis to reflect the Reorganization (see Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

YI FENG HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024
(Stated in US Dollars)

	Ordinary Shares		Additional Paid-in Capital*	Subscription Receivables*	Retained Earnings	Total Shareholders’ Equity	Non- controlling Interests	Total Equity
	Number of Issued*	Amount*
Balance as of July 1, 2023	13,750,000	1,375	1,282	(2,657)	—	—	—	—
Net income	—	—	—	—	35,182	35,182	1,327	36,509
Incorporation of a subsidiary	—	—	1,282	(1,282)	—	—		—
Acquisition of a subsidiary	—	—	—	—	—	—	513	513
Settlement of subscription receivables	—	—	—	1,282	—	1,282	—	1,282
Balance as of June 30, 2024	13,750,000	1,375	2,564	(2,657)	35,182	36,464	1,840	38,304
Net income	—	—	—	—	1,043,189	1,043,189	5,308	1,048,497
Incorporation of a subsidiary	—	—	—	—	—	—	627	627
Acquisition of a subsidiary	—	—	—	—	—	—	63	63
Acquisition of non-controlling interest	—	—	—	—	—	—	(627)	(627)
Disposal of a subsidiary	—	—	—	—	—	—	(63)	(63)
Balance as of June 30, 2025	13,750,000	1,375	2,564	(2,657)	1,078,371	1,079,653	7,148	1,086,801

____________

*        Shares presented on a retrospective basis to reflect the Reorganization (see Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

YI FENG HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024
(Stated in US Dollars)

	2025	2024
Cash flows from operating activities:
Net income	$1,048,497	$36,509
Adjustment to reconcile net income to net cash used in operating activities:
Gain on disposal of a subsidiary	(7,038)	—
Depreciation of leasehold improvement	4,576	—
Amortization of operating lease ROU assets and interest of lease liabilities	46,154	—
Provision for allowance for expected credit losses	46,145	8,205
Changes in operating assets and liabilities:
Accounts receivable	(215,886)	(33,720)
Accounts receivable – a related party	(1,033,385)	(80,598)
Contract assets	(870,392)	(148,938)
Contract assets – a related party	(161,463)	(151,805)
Retention receivable	(72,675)	(3,569)
Retention receivable – a related party	(358,695)	(10,447)
Other receivables	(24,553)	(16,283)
Accounts payable	20,722	18,540
Accrued liabilities and other payables	430,023	178,405
Income tax payable	218,699	3,816
Operating lease liabilities	(46,154)	—
Net cash used in operating activities	(975,425)	(199,885)

Cash flows from investing activities:
Purchase of leasehold improvement	(23,163)	—
Net cash used in investing activities	(23,163)	—

Cash flows from financing activities:
Financings obtained and repayments from related parties	773,595	1,172,154
Advances and repayments to related parties	(4,506)	(46,563)
Settlement of subscription receivables	—	1,282
Payments of offering costs related to IPO	(207,661)	—
Net cash provided by financing activities	561,428	1,126,873

Net (decrease) increase in cash	(437,160)	926,988
Cash, beginning of year	926,988	—
Cash, end of year	$489,828	$926,988

Supplementary cash flow information:
Interest received	$507	$4,080
Listing fee paid	$207,661	$—

Supplemental non-cash information:
Capital contribution of non-controlling interest included in amounts due from related parties	$—	$513
Capital contribution included in subscription receivables	$—	$1,282
Operating lease ROU assets obtained in exchange for operating lease liabilities	$191,335	$—
Capital contribution and acquisition consideration payables included in other payables	$719	$—
Consideration from disposal of subsidiaries included in other receivables	$7,757	$—

The accompanying notes are an integral part of these consolidated financial statements.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Yi Feng Holdings Ltd. (“Yi Feng Holdings”) was incorporated in the Cayman Islands on July 8, 2025 as an investment holding company and conducts its operations primarily through two of its indirectly owned subsidiaries, Yi Feng Construction M&E Limited (“Yi Feng M&E”), which is wholly owned by Yi Feng Holdings Limited (“Yi Feng Hong Kong”), and MCF Engineering Company Limited (“MCF”), in which Yi Feng Hong Kong has a 60% controlling interest. Yi Feng M&E and MCF (collectively the “Operating Subsidiaries”) were incorporated and are domiciled in Hong Kong, the People’s Republic of China.

Yi Feng Holdings wholly owns Yi Feng Holdings Group Ltd. (“Yi Feng BVI”), an investment holding company that was incorporated in the British Virgin Islands (“BVI”) on August 21, 2025. The primary purpose of Yi Feng BVI is to hold Yi Feng Hong Kong.

Yi Feng BVI wholly owns Yi Feng Hong Kong, an investment holding company that was incorporated in Hong Kong. The primary purpose of Yi Feng Hong Kong is to hold Yi Feng M&E and MCF.

The Company, through its Operating Subsidiaries, is a construction service provider based in Hong Kong, engaging in (i) civil engineering work services; (ii) steel cutting services; and (iii) recyclable steel sales. The Company generally provides construction services as a subcontractor to other construction companies in Hong Kong.

The following is an organization chart of the Yi Feng Holdings and its subsidiaries as of June 30, 2025:

Yi Feng Holdings Ltd.
(Cayman Islands)
100%
Yi Feng Holdings Group Ltd.
(British Virgin Islands)
100%
Yi Feng Holdings Limited
(Hong Kong)
100%
60%
Yi Feng Construction M&E Limited
(Hong Kong)
MCF Engineering Company Limited
(Hong Kong)

As of June 30, 2025, the subsidiaries of Yi Feng Holdings are detailed in the table as follows:

Name of Company	Place of incorporation	Attributable equity interest (%)	Issued capital
Yi Feng Holdings Group Ltd.	BVI	100	$1
Yi Feng Holdings Limited	Hong Kong	100	HK$10,000
Yi Feng Construction M&E Limited	Hong Kong	100	HK$10,000
MCF Engineering Company Limited	Hong Kong	60	HK$10,000

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization

On August 25, 2025, the Company completed its reorganization of the entities under common control of same group of shareholders, with no change in ultimate control before and after the transactions (the “Reorganization”). As all subsidiaries were controlled by the same group of controlling shareholders before and after the Reorganization, the transactions are accounted for as a common control transaction under ASC 805-50.

Accordingly, the consolidated financial statements have been prepared on a historical cost basis, as if the Reorganization had been effective from the beginning of the earliest period presented. The results of operations for the periods presented include those of the previously separate entities on a combined basis, with all intra-group transactions eliminated.

Equity interest transactions in other subsidiaries

On September 26, 2024, Yi Feng M&E and a non-controlling shareholder incorporated Yi Cheng Engineering Limited. Upon incorporation, Yi Feng M&E owned 51% of the equity interest, and the remaining 49% was owned by the non-controlling shareholder. Yi Feng M&E and the non-controlling shareholder contributed share capital of $654 and $627, respectively. On January 16, 2025, Yi Feng M&E acquired the remaining 49% equity interest of Yi Cheng Engineering Limited from the non-controlling shareholder for a consideration of $0.1. On May 9, 2025, Yi Feng M&E disposed of 100% of the equity interest of Yi Cheng Engineering Limited to an independent third party for a consideration of $7,692. Yi Cheng Engineering Limited remained dormant since incorporation, and as a result of the transaction, a gain on disposal of a subsidiary of $7,038 was recognized as other income in the consolidated statements of operations for the year ended June 30, 2025.

On January 7, 2025, Yi Feng Hong Kong subscribed for 51% of the equity interest in Hoi Shing Limited. Upon subscription, Yi Feng Hong Kong owned 51% of the equity interest, and the remaining 49% was held by the non-controlling shareholders. Yi Feng Hong Kong and the non-controlling shareholders contributed share capital of $65 and $63, respectively. On May 16, 2025, Yi Feng Hong Kong disposed of its 51% equity interest in Hoi Shing Limited to an independent third party for a consideration of $65. Hoi Shing Limited remained dormant since incorporation, and the disposal did not result in any gain or loss for the year ended June 30, 2025.

Principles of consolidation and basis of preparation

The accompanying consolidated financial statements include the accounts of the Yi Feng Holdings and its subsidiaries (collectively the “Company”). Management has eliminated all significant inter-company balances and transactions in preparing the accompanying consolidated financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the consolidated financial statements in conformity with the US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the contract revenue and budgeted costs. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Adoption of new accounting standard

In November, 2023, the FASB issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting (“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on July 1, 2024, which was applied retrospectively to all prior periods presented. See Note 22 for further information.

Recent accounting pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year beginning on July 1, 2025. The Company is currently evaluating the effect the updated guidance will have on its disclosures.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Income Statement — Reporting Comprehensive Income (“ASC 220”), to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and statements of cash flows.

Foreign currency

The Company’s reporting currency is United Sates Dollars (“$”). The functional currency of the Company and all the other subsidiaries is $ or Hong Kong Dollars (“HK$”).

The consolidated financial statements of the Company are translated from the functional currency into $. Assets and liabilities denominated in HK$ are translated into $ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into $ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into $ at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ equity. The following table shows the $ to HK$ exchange rates used for translation of HK$-functional subsidiaries:

	June 30,
	2025		2024
	Year-end	Year-average	Year-end	Year-average
$: HK$	7.8000	7.8000	7.8000	7.8000

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the respective subsidiary. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of operations.

Cash

Cash represent cash on hand and cash in accounts held at financial institutions in Hong Kong.

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivable are all without customer collateral and interest is not accrued in past due accounts. Management reviews its receivable on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of June 30, 2025 and 2024, the Company made $23,539 and $1,945 allowance for expected credit loss, respectively.

Contract assets, net and contract liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the consolidated balance sheets as contract assets. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are made.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities. As of June 30, 2025 and 2024, the Company made $22,461 and $5,116 allowance for expected credit loss, respectively.

Retention receivable, net

Certain of the Company’s contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. As of June 30, 2025 and 2024, the expected timing of recovery of these assets is more than one year. Retention receivable was assessed for impairment in accordance with ASC 326. As of June 30, 2025 and 2024, the Company made $7,507 and $239 allowance for expected credit loss, respectively.

Deferred initial public offering (“IPO”) costs

Deferred IPO costs consist of costs incurred in connection with the Company’s planned IPO in the United States. These costs, together with the underwriting discounts, will be charged to additional paid-in capital upon completion of the planned IPO or charged to consolidated statements of operations if the planned IPO is not completed. As of June 30, 2025, the Company had deferred IPO costs of $207,661.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leasehold improvement, net

Leasehold improvement, net are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Leasehold improvement	the lesser of useful life or term of lease

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

Lease

ASC 842 — Leases (“ASC 842”), which requires lessees to record right-of-use (“ROU”) assets and related lease obligations on the consolidated balance sheets, as well as disclose key information regarding leasing arrangements.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similarly owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of June 30, 2025, there were approximately $150,883 ROU assets, and approximately $150,883 lease liabilities, based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using the Hong Kong Dollar Prime Rate offered by a bank in Hong Kong was the most indicative rate of the Company’s incremental borrowing cost for the calculation of the present value of the lease payments.

The Company evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of June 30, 2025 and 2024, the Company did not recognize any impairment loss against its ROU assets.

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of ASC 450, Contingencies. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated balance sheets, statements of operations and cash flows.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

Revenue from contracts with customers

The Company follows the rules and guidance set out under ASC 606, when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets. The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company derives its revenue from three sources: (i) civil engineering work services; (ii) steel cutting services; and (iii) recyclable steel sales.

(i) Civil engineering work services

The Company’s civil engineering work services primarily include: (i) permanent electrical engineering works, comprising the design, supply, installation, testing, and commissioning of permanent electrical systems necessary for residential, commercial, industrial, and public infrastructure developments; (ii) temporary electrical and plumbing systems, which involve the design, installation, maintenance, and dismantling of temporary site utilities during the construction period; and (iii) vertical material handling services, including the installation, operation, and dismantling of tower cranes and material hoists.

The Company is the principal in these contracts because (i) it has primary responsibility for satisfying the performance obligations; (ii) the contract price is negotiated directly with customers; and (iii) it bears inventory and performance risk during the contract period until services are transferred, as it procures, manages, and utilizes the required materials, labor, and subcontracted services to fulfill the contracts.

Contracts that include civil engineering work services are accounted for as a single performance obligation under ASC 606, Revenue from Contracts with Customers, because the services are not distinct. The services are highly interrelated, and the contracts include a significant service of integrating the various activities into the combined output contracted by the customer.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Generally, 5% to 10% of the billed amount is withheld by customers as retention receivable to ensure the works meet contractual criteria. Retention receivable is generally collected range from 1 to 2 years after completion of works. There are no additional services provided to customers during the retention period. The retention mechanism only serves to ensure that the completed works meet the contractual criteria; therefore, such warranty is not accounted for as a separate performance obligation. Historically, the Company has incurred minimal costs during the retention period and does not expect significant liabilities to arise; accordingly, no provision has been recorded.

Revenue is recognized over time due to the continuous transfer of control to the customer. The Company applies the cost-to-cost input method, using the ratio of actual costs incurred to total estimated costs to measure progress, as this method reasonably reflects performance toward satisfying obligations. Contract costs typically include direct labor, subcontracting fees, and materials. Changes in estimated costs to complete contracts are recognized on a cumulative catch-up basis in the period of change. Such changes can occur routinely over the contract term due to changes in scope, unanticipated costs, delays, or progress that differs from original expectations. When the outcome of a contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceed the consideration to be received, the Company accrues the entire estimated loss in the period the loss becomes known.

The timing of revenue recognition generally differs from the unconditional right to payment, which depends on contractual milestones and results in contract assets and contract liabilities.

The typical length of civil engineering work services can range from 1 to 5 years, depending on the size and complexity of the project. The Company assesses that there is no significant financing component in these contracts.

As of June 30, 2025 and 2024, the Company had transaction price allocated to remaining unsatisfied (or partially unsatisfied) performance obligations for civil engineering work services amounting to $5,658,774 and $9,378,292, respectively. Management expects that approximately 96% of the remaining unsatisfied (or partially unsatisfied) performance obligations for civil engineering work services as of June 30, 2025 may be recognized as revenue in the next 12 months and the remainder thereafter.

(ii) Steel cutting services

The Company’s steel cutting services primarily include: (i) systematic dismantling, which involves the safe removal of steel structures in reverse order of installation, with an emphasis on preserving reusable components and minimizing disruption to the construction schedule; and (ii) disposal and recycling, which includes the removal and recycling of scrap metal in compliance with environmental regulations and project waste management protocols. Steel cutting utilizes service contracts that are commodity-based.

The Company is the principal in these contracts because (i) it has primary responsibility for satisfying the performance obligations; (ii) the contract price is negotiated directly with customers; and (iii) it bears inventory and performance risk during the contract period until services are transferred, as it procures, manages, and utilizes the required labor to fulfill the contracts.

Contracts that include steel cutting services are accounted for as a single performance obligation under ASC 606, Revenue from Contracts with Customers, because the services are not distinct. The services are highly interrelated, and the contracts include a significant service of integrating the various activities into the combined output contracted by the customer.

Revenue is recognized over time due to the customers simultaneously receive and consume the benefits of the Company’s performance. The Company applies the cost-to-cost input method, using the ratio of actual costs incurred to total estimated costs to measure progress, as this method reasonably reflects performance toward satisfying obligations. Contract costs typically include direct labor. Changes in estimated costs to complete contracts are recognized on a cumulative catch-up basis in the period of change. Such changes can occur routinely over the contract term due to changes in volume, unanticipated costs, delays, or progress that differs from original expectations. When the outcome of a contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceed the consideration to be received, the Company accrues the entire estimated loss in the period the loss becomes known.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The timing of revenue recognition generally differs from the unconditional right to payment, which depends on contractual milestones and results in contract assets and contract liabilities.

The typical length of steel cutting services generally ranges within 2 years. The Company assesses that there is no significant financing component in these contracts.

As of June 30, 2025 and 2024, the Company had transaction price allocated to remaining unsatisfied (or partially unsatisfied) performance obligations for steel cutting services amounting to $634,791 and Nil, respectively. Management expects that approximately 69% of the remaining unsatisfied (or partially unsatisfied) performance obligations for steel cutting services as of June 30, 2025 may be recognized as revenue in the next 12 months and the remainder thereafter.

(iii) Recyclable steel sales

The Company generates revenues from spot sales of recyclable steel. Revenue from these sales contracts is recognized when the steels are sold and delivered to a location designated by its customers at market-based prices.

Inventory

Inventories primarily consist of recyclable steels. Inventories are stated at the lower of cost or net realizable value.

Cost of contract revenues

The Company’s cost of contract revenues primarily consists of direct labor cost, subcontracting fee and materials directly attributable to services provided, with such costs being expensed as incurred.

Selling and marketing expenses

Selling and marketing expenses include printing costs related to promotion of the Company.

General and administrative expenses

General and administrative expenses include staff costs and other office expenses.

Expected credit loss

ASU No. 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the consolidated financial statements and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

Income per share

The Company computes income per share following ASC 260, Earnings per share. Basic income per share is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted income per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income per share calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended June 30, 2025 and 2024.

Segment reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s CODM is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance.

ASC 280 requires a public entity to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. ASC 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or apply the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. Management considers that the guidance does not have a significant impact on the disclosures set out in these consolidated financial statements.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income that also is reported as consolidated net income on the consolidated statements of operations, after considering the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included total other income, and provision for income taxes, which are reflected in the segment and consolidated net income.

Financial instruments

The Company’s financial instruments, including cash, accounts receivable, contract assets, retention receivable, other receivable, accounts payable, accrued liabilities and other payables and amounts due from and to related parties, have carrying amounts that approximate their fair values due to their short maturities. ASC 820, Fair Value Measurement, requires disclosing the fair value of financial instruments held by the Company. ASC 825, Financial Instruments, defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, contract assets, retention receivable, other receivables, accounts payable, accrued liabilities and other payables and amounts due from and to related parties, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

•        Level 1 — inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

•        Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30,
	2025	2024
Accounts receivable, gross	$249,606	$33,720
Less: allowance for expected credit loss	(4,763)	(574)
Accounts receivable, net	$244,843	$33,146

The movement of allowance for expected credit loss is as follows:

	June 30,
	2025	2024
Balance at beginning of the year	$(574)	$—
Provision	(4,189)	(574)
Balance at end of the year	$(4,763)	$(574)

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 4 — ACCOUNTS RECEIVABLE — A RELATED PARTY, NET

Accounts receivable — a related party, net consisted of the following:

	June 30,
	2025	2024
Accounts receivable – a related party, gross	$1,113,983	$80,598
Less: allowance for expected credit loss	(18,776)	(1,371)
Accounts receivable – a related party, net	$1,095,207	$79,227

The movement of allowance for expected credit loss is as follows:

	June 30,
	2025	2024
Balance at beginning of the year	$(1,371)	$—
Provision	(17,405)	(1,371)
Balance at end of the year	$(18,776)	$(1,371)

The balance represents accounts receivable arising from civil engineering work services provided to CF Engineering Company Limited, which is a company controlled by Chi Fung Mok, a director, the Chief Executive Officer and beneficial shareholder of the Company. Subsequent to June 30, 2025, the balance of accounts receivable — a related party, gross was fully settled.

NOTE 5 — CONTRACT ASSETS, NET

Contract assets, net consisted of the following:

	June 30,
	2025	2024
Contract assets, gross	$1,019,330	$148,938
Less: allowance for expected credit loss	(17,181)	(2,534)
Contract assets, net	$1,002,149	$146,404

The movement of allowance for expected credit loss is as follows:

	June 30,
	2025	2024
Balance at beginning of the year	$(2,534)	$—
Provision	(14,647)	(2,534)
Balance at end of the year	$(17,181)	$(2,534)

The movement of contract assets, gross is as follows:

	June 30,
	2025	2024
Balance at beginning of the year	$148,938	$—
Additions	3,012,666	266,415
Billed	(2,142,274)	(117,477)
Balance at end of the year	$1,019,330	$148,938

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 6 — CONTRACT ASSETS — A RELATED PARTY, NET

Contract assets — a related party, net consisted of the following:

	June 30,
	2025	2024
Contract assets – a related party, gross	$313,268	$151,805
Less: allowance for expected credit loss	(5,280)	(2,582)
Contract assets – a related party, net	$307,988	$149,223

The movement of allowance for expected credit loss is as follows:

	June 30,
	2025	2024
Balance at beginning of the year	$(2,582)	$—
Provision	(2,698)	(2,582)
Balance at end of the year	$(5,280)	$(2,582)

The movement of contract assets — a related party, gross is as follows:

	June 30,
	2025	2024
Balance at beginning of the year	$151,805	$—
Additions	4,363,855	256,273
Billed	(4,202,392)	(104,468)
Balance at end of the year	$313,268	$151,805

The balance represents contract assets arising from civil engineering work services provided to CF Engineering Company Limited, which is a company controlled by Chi Fung Mok, a director, Chief Executive Officer and beneficial shareholder of the Company.

NOTE 7 — RETENTION RECEIVABLE, NET

Retention receivable, net consisted of the following:

	June 30,
	2025	2024
Retention receivable, gross	$76,244	$3,569
Less: allowance for expected credit loss	(1,285)	(61)
Retention receivable, net	$74,959	$3,508

The movement of allowance for expected credit loss is as follows:

	June 30,
	2025	2024
Balance at beginning of the year	$(61)	$—
Provision	(1,224)	(61)
Balance at end of the year	$(1,285)	$(61)

The movement of retention receivable, gross is as follows:

	June 30,
	2025	2024
Balance at beginning of the year	$3,569	$—
Additions from condition rights to consideration during the year	72,675	3,569
Balance at end of the year	$76,244	$3,569

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 8 — RETENTION RECEIVABLE — A RELATED PARTY, NET

Retention receivable — a related party, net consisted of the following:

	June 30,
	2025	2024
Retention receivable – a related party, gross	$369,142	$10,447
Less: allowance for expected credit loss	(6,222)	(178)
Retention receivable – a related party, net	$362,920	$10,269

The movement of allowance for expected credit loss is as follows:

	June 30,
	2025	2024
Balance at beginning of the year	$(178)	$—
Provision	(6,044)	(178)
Balance at end of the year	$(6,222)	$(178)

The movement of retention receivable — a related party, gross is as follows:

	June 30,
	2025	2024
Balance at beginning of the year	$10,447	$—
Additions from condition rights to consideration during the year	358,695	10,447
Balance at end of the year	$369,142	$10,447

The balance represents retention receivable arising from civil engineering work services provided to CF Engineering Company Limited, which is a company controlled by Chi Fung Mok, a director, Chief Executive Officer and beneficial shareholder of the Company.

NOTE 9 — OTHER RECEIVABLES, NET

Other receivables, net consist of the following:

	June 30,
	2025	2024
Consideration receivables from disposal of subsidiaries, gross	$7,757	$—
Other receivables, gross	27,771	16,283
Deposits, gross	13,065	—
Less: allowance for expected credit loss	(477)	(146)
Other receivables, net	$48,116	$16,137

The movement of allowance for expected credit loss is as follows:

	June 30,
	2025	2024
Balance at beginning of the year	$(146)	$—
Provision	(331)	(146)
Balance at end of the year	$(477)	$(146)

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 10 — DEFERRED IPO COSTS

Deferred IPO costs consisted of the following:

	June 30,
	2025	2024
Legal fees	$93,495	$—
IPO related accounting and advisory fees	100,320	—
Miscellaneous fees	13,846	—
Total	$207,661	$—

NOTE 11 — LEASEHOLD IMPROVEMENT, NET

Leasehold improvement, net consist of the following:

	June 30,
	2025	2024
At cost:
Leasehold improvement	$23,163	—
Less: accumulated depreciation	(4,576)	—
Total	$18,587	$—

Depreciation expense for the years ended June 30, 2025 and 2024 was $4,576 and Nil, respectively.

NOTE 12 — LEASES

The Company has an operating lease for office space. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Prime Rate at 5.875% during the year ended June 30, 2025, was the most indicative rate of the Company’s incremental borrowing cost for the calculation of the present value of the lease payments.

As of June 30, 2025, the right-of-use asset was $150,883.

Lease liability consists of the following:

	June 30,
	2025	2024
Lease liability – current portion	$62,211	$—
Lease liability – non-current portion	88,672	—
Total	$150,883	$—

During the years ended June 30, 2025 and 2024, the Company incurred total operating lease expenses of $46,154 and Nil, respectively.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 12 — LEASES (cont.)

Other lease information is as follows:

	June 30,
	2025	2024
Weighted-average remaining lease term – operating leases	2.3 years	N/A
Weighted-average discount rate – operating leases	5.875%	N/A

The following is a schedule of future minimum payments under operating leases as of June 30, 2025:

During the years ended June 30,
2026	$69,231
2027	69,231
2028	23,077
Total future lease payments	161,539
Less: imputed interest	(10,656)
Present value of lease obligations	$150,883

NOTE 13 — ACCOUNTS PAYABLE

Accounts payables was balance payables to vendors and are expected to be settled within one year.

NOTE 14 — ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	As of June 30,
	2025	2024
Accrued staff costs	$526,248	$176,867
Accrued administrative expenses and other payables	82,899	1,538
Total	$609,147	$178,405

NOTE 15 — EQUITY

Ordinary shares

The authorized and outstanding numbers of ordinary shares of Yi Feng Holdings were 500,000,000 shares and 1 share, with a par value of $0.0001 each, at the date of incorporation, respectively.

Yi Feng Holdings was a dormant company with no business operations. On July 25, 2025, August 4, 2025 and October 22, 2025, 37,999, 12,000 and 13,700,000 ordinary shares were allotted to the shareholders at a value of $0.0001 each for a total consideration of $1,375, respectively.

The allotment of these shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 16 — CONTRACT REVENUES

The following table presents contract revenues by sources for the years ended June 30, 2025 and 2024, respectively:

	For the years ended June 30,
	2025	2024
Civil engineering work services*	$6,917,509	$522,688
Steel cutting services	459,012	—
Recyclable steel sales	391,604	—
Total	$7,768,125	$522,688

The following table presents revenue recognized over time and at a point in time for the years ended June 30, 2025 and 2024, respectively:

	For the years ended June 30,
	2025	2024
Revenue recognized over time*	$7,376,521	$522,688
Revenue recognized at a point in time	391,604	—
Total	$7,768,125	$522,688

____________

*        Included in the Company’s revenue is contract revenue arising from civil engineering work services provided to CF Engineering Company Limited, a company controlled by Chi Fung Mok, a director, Chief Executive Officer and beneficial shareholder of the Company, amounting to $4,363,855 and $256,273 for the years ended June 30, 2025 and 2024, respectively.

The following table presents the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods for the years ended June 30, 2025 and 2024, respectively:

For the years ended June 30,
	2025	2024
Revenue recognized that was included in contract liabilities at the beginning of the reporting period: civil engineering work and steel cutting services	$—	$—
Revenue recognized from performance obligations satisfied or partially satisfied in previous periods: revenue from civil engineering work and steel cutting services not previously recognized due to constraints on variable consideration	—	—
Total	$—	$—

NOTE 17 — EMPLOYEE BENEFIT PLANS

Hong Kong

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 18 — PROVISION FOR INCOME TAXES

Cayman Islands

Under the current rules and regulations, the Company is not subject to tax on income or capital gain in the Cayman Islands.

Hong Kong

Under the two-tiered profits tax rates regime, the first HK$2 million of the estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The assessable profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The effective tax rates on income before income tax for the years ended June 30, 2025 and 2024 was 17.26% and 9.46%, respectively.

The current and deferred portions of the income tax expenses included in the consolidated statements of operations as determined in accordance with ASC 740 are as follows:

	For the years ended June 30,
	2025	2024
Current taxes	$218,699	$3,816
Provision for income taxes	$218,699	$3,816

The following table reconciles the statutory tax rate to the Company’s effective tax rate for the years ended June 30, 2025 and 2024:

	For the years ended June 30,
	2025	2024
Hong Kong statutory income tax rate	16.50%	16.50%
– Non-taxable income	(0.10)%	(1.67)%
– Non-deductible expenses	2.55%	3.36%
– Temporary difference not recognized	(0.02)%	—
– Tax loss not recognized	0.03%	1.00%
– Income tax at concessionary rate	(1.67)%	(8.78)%
– Tax reduction	(0.03)%	(0.95)%
Effective tax rate	17.26%	9.46%

No provision for deferred taxation has been made as there were no material temporary difference at reporting date.

The Company files income tax returns in Hong Kong. The Company’s tax returns from inception through June 30, 2025 remain open and subject to examination. The Company is not currently under examination by any taxing authorities.

The Company’s policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company has not recognized interest or penalties related to income tax matters in its consolidated statements of operations since inception.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 19 — CONCENTRATIONS OF RISK

Customer concentrations

For the years ended June 30, 2025 and 2024, the Company generated all of its revenues from five and three customers, respectively. And there were two customers that each accounted for 10% or more of total revenues, respectively for the years ended June 30, 2025 and 2024. Customer A is a related party of the Company. Customers accounting for 10% or more of the Company’s revenue were as follows:

	For the years ended June 30,
	2025	2024
Customer A	56%	49%
Customer B	35%	42%
Total	91%	91%

As of June 30, 2025 and 2024, there were two customers each with accounts receivable accounting for 10% or more of the Company’s total accounts receivable, respectively. The details are as follows:

	As of June 30,
	2025	2024
Customer A	82%	70%
Customer B	14%	30%
Total	96%	100%

Supplier concentrations

For the years ended June 30, 2025 and 2024, there were no suppliers that each accounted for 10% or more of total cost of contract revenues.

As of June 30, 2025 and 2024, there were two and one suppliers each with accounts payable accounting for 10% or more of the Company’s total accounts payable, respectively. The details are as follows:

	As of June 30,
	2025	2024
Supplier A	N/A *	100%
Supplier B	89%	N/A *
Supplier C	11%	N/A *
Total	100%	100%

____________

*      Accounts payable from each of these suppliers was individually less than 10% of the total accounts payable of the Company, or the supplier did not incur any cost of contract revenues for the respective year.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 20 — RISKS

A. Credit risk

Accounts receivable, contract assets and retention receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable, contract assets and retention receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable, contract assets and retention receivable for the years ended June 30, 2025 and 2024 are $3,141,573 and $429,077, respectively.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $102,564 (HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Other current assets

The Company assessed the impairment for other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have had no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for other current assets as of June 30, 2025 and 2024 is $843 and $905, respectively.

B. Interest rate risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

Except for bank deposits grouped under cash in the consolidated balance sheets, the Company has no other significant interest-bearing assets or liabilities.

Since there is no borrowing in the Company, the cash flow interest rate risk is considered to be low. Therefore, its income and operating cash flows are substantially independent of changes in market interest rates and no sensitivity analysis has been presented.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 20 — RISKS (cont.)

C. Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, which is the functional currency of the Operating Subsidiaries. In the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not resort to any foreign currency hedging facilities to eliminate the currency exposures. However, the directors closely monitor the related foreign currency exposure and will consider foreign currency hedging to mitigate foreign currency risk should the need arise.

D. Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E. Inflation risks

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 21 — RELATED PARTY TRANSACTIONS

A. Names and relationship of related parties:

Name of related parties	Relationship with the Company
Zefeng Zeng	Beneficial shareholder of the Company, holding 60.2% of the equity interest of Yi Feng Holdings.
Chi Fung Mok	Director, Chief Executive Officer and beneficial shareholder of the Company, holding 15% of the equity interest of Yi Feng Holdings.
Kin Leung Yau	Director of Yi Feng M&E, beneficial shareholder of the Company, holding 5% of the equity interest of Yi Feng Holdings.
CF Engineering Company Limited	Company controlled by Chi Fung Mok, who beneficially owns 100% of its equity interest.
Ho Hin Chan	Non-controlling shareholder of MCF, holding 40% of its equity interest.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 21 — RELATED PARTY TRANSACTIONS (cont.)

B. Summary of balances with related parties:

Amounts due from related parties, net consist of the following:

	June 30,
	2025	2024
Amounts due from related parties, gross	$22,015	$41,596
Less: allowance for expected credit loss	(366)	(759)
Total	$21,649	$40,837

The movement of allowance for expected credit loss is as follows:

	June 30,
	2025	2024
Balance at beginning of the year	$(759)	$—
Reversal (Provision)	393	(759)
Balance at end of the year	$(366)	$(759)

Amounts due from related parties, gross consist of the following:

	June 30,
	2025	2024
Chi Fung Mok	$5,314	$808
CF Engineering Company Limited	16,188	40,275
Ho Hin Chan	513	513
Total	$22,015	$41,596

Subsequent to June 30, 2025, $21,502 of the balance of amounts due from related parties, gross was settled.

As of June 30, 2025 and 2024, $1,916,182 and $1,166,674, amounts due to a related party represent outstanding balances owed to Zefeng Zeng, respectively.

Amounts due from and to related parties represent (i) payments made by the Company on behalf of the related parties; and (ii) advances for operational purposes or payments of general and administrative expenses made by the related parties on behalf of the Company. These balances are non-trade in nature, unsecured, non-interest bearing, and repayable on demand. During the years ended June 30, 2025 and 2024, the Company received advances from and repayments by related parties of $773,595 and $1,172,154, respectively, and made advances to and repayments of $4,506 and $46,563, respectively, to related parties.

C. Summary of related party transactions:

A summary of transactions with related parties for the years ended June 30, 2025 and 2024 are listed below:

	For the years ended June 30,
Benefit expense paid to senior management and directors	2025	2024
Chi Fung Mok	$50,513	$10,256
Kin Leung Yau	12,821	—
Total	$63,334	$10,256

Other than disclosed above and the balances and transactions detailed in Note 4, 6, 8, 16 and 19 to the consolidated financial statements, the Company had no other material transactions and outstanding balances with related parties during the years ended June 30, 2025 and 2024.

YI FENG HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

NOTE 22 — SEGMENT REPORTING

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments.

The Company’s CODM is the Chief Executive Officer, who reviews the financial information of each separate operating segment when making decisions about allocating resources and assessing the performance of the segment. The Company has determined that it has a single operating segment for purposes of allocating resources and evaluating financial performance; accordingly, the Company does not provide additional segment reporting in these accompanying notes. ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all located in Hong Kong and all of the Company’s revenue and expense are derived in Hong Kong. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of providing civil engineering work services, steel cutting services and recyclable steel sales to its customers in Hong Kong. Significant segment expenses and other segment items are consistent with the financial information included in the consolidated statements of operations. There is no other expense categories regularly provided to the CODM that are not already included in the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

NOTE 23 — SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the consolidated balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to June 30, 2025 to the date of October 23, 2025, these consolidated financial statements were issued, unless as disclosed elsewhere in these consolidated financial statements, and has determined that it does not have any material events to disclose.

Yi Feng Holdings Ltd.

            Ordinary Shares

_______________________________

PRELIMINARY PROSPECTUS

_______________________________

Cathay Securities, Inc.

_________, 2026

Until and including _________, 2026 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, or dishonesty, willful default or willful neglect.

Under our memorandum and articles of association, to the fullest extent permissible under Cayman Islands law, our Company shall indemnify each existing or former director (including alternate director), secretary and other officer of our Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

To the extent permitted by Cayman Islands law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of our Company in respect of any matter identified above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or that officer for those legal costs.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities that were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities. We have not received any substantial considerations from such issuances which were made in connection with our corporate restructuring process in preparation for our initial public offering.

Purchaser	Date of Issuance	Number of Securities	Consideration
Ogier Global Subscriber (Cayman) Limited	July 8, 2025	1	$0.0001
Zhenghao Group Limited	July 25, 2025	37,999	$3.7999
Chunfung International Limited	August 4, 2025	7,500	$0.75
Delta Mind Ltd	August 4, 2025	2,500	$0.25
Faith Stone International Ltd	August 4, 2025	1,000	$0.10
Loop Knot Ltd	August 4, 2025	1,000	$0.10
Zhenghao Group Limited	October 22, 2025	8,247,400	$824.74
Chunfung International Limited	October 22, 2025	2,055,000	$205.50
Delta Mind Ltd	October 22, 2025	685,000	$68.50
Faith Stone International Ltd	October 22, 2025	274,000	$27.40
Loop Knot Ltd	October 22, 2025	274,000	$27.40
Opulence Group Ltd	October 22, 2025	411,000	$41.10
Paramount Core Ltd	October 22, 2025	671,300	$67.13
Amass International Consulting Co. Ltd	October 22, 2025	411,000	$41.10
Arise Elite Ltd	October 22, 2025	671,300	$67.13

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1+	Form of Underwriting Agreement
3.1+	Amended and Restated Memorandum and Articles of Association.
4.1+	Specimen Certificate for ordinary shares
5.1+	Opinion of Ogier regarding the validity of the ordinary shares being registered
8.1+	Opinion of Ogier as to Cayman Islands tax matters (included in Exhibit 5.1)
10.1+	Form of Employment Agreement between the Registrant and its executive officer
10.2+	Form of Director Offer Letter between the Registrants and its director
10.3+	Form of Indemnification Agreement with the Registrant’s directors and officers
10.4+	Deed of Non-Competition
10.5+	Shareholders’ Agreement between Yi Feng Holdings Limited and Ho Hin Chan
14.1+	Code of Business Conduct and Ethics of the Registrant
21.1+	List of Subsidiaries
23.1+	Consent of WWC, P.C., Independent Registered Public Accounting Firm
23.2+	Consent of David Fong & Co. (included in Exhibit 99.4)
23.3+	Consent of Ogier (included in Exhibit 5.1)
24.1+	Power of Attorney (included on signature page)
99.1+	Consent of Peter K. Mo to be named as a director nominee
99.2+	Consent of Michael Minqu Deng to be named as a director nominee
99.3+	Consent of Siu Cheung Fong to be named as a director nominee
99.4+	Opinion of David Fong & Co. regarding certain Hong Kong Legal Matters
99.5+	Consent of Frost & Sullivan
107+	Filing Fee Table

____________

+        To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [•], 2025.

Yi Feng Holdings Ltd.
By:	/s/
Chi Fung Mok
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Chi Fung Mok as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his name or her name, place and stead, in any and all capacities, in connection with this registration statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the registrant, any and all amendments or supplements (including any and all prospectus supplements, stickers and post-effective amendments) to this registration statement with all exhibits thereto, and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any applicable securities exchange, securities self-regulatory body or other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/	Director and Chief Executive Officer,	[•], 2025
Chi Fung Mok	(Principal Executive Officer)
/s/	Director and Chief Financial Officer,	[•], 2025
Weilang Deng	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in [•], on [•], 2025.

[•]
By:
Name:
Title: